Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Virtuix Holdings Inc.
11500 Metric Blvd., Suite 430
Austin, TX 78758
https://virtuix.com/

Up to $4,999,996.76 in Series B Preferred Stock at $6.22
Minimum Target Amount: $14,996.42

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Virtuix Holdings Inc.
Address: 11500 Metric Blvd., Suite 430, Austin, TX 78758
State of Incorporation: DE
Date Incorporated: December 20, 2013

Terms:

Equity

Offering Minimum: $14,996.42 | 2,411 shares of Series B Preferred Stock
Offering Maximum: $4,999,996.76 | 803,858 shares of Series B Preferred Stock
Type of Security Offered: Series B Preferred Stock
Purchase Price of Security Offered: $6.22
Minimum Investment Amount (per investor): $497.60

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in This Offering

<u>Proxy</u>: Investors in this offering will appoint the Company's Chief Executive Officer (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by theInvestor will be coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Loyalty Bonus</u>

Previous investors will receive 10% bonus shares (accumulative to all other perks).

<u>Time-Based Investment Incentives</u>

Early Bird

Invest by November 21 and receive 10% bonus shares.

Flash Perk

Invest between February 20th and March 22nd 9:49 AM EST and receive 10% bonus shares.

<u>Amount-Based Investment Incentives</u>

$1,000+ | Explorer

Invest $1,000+ and receive $100 store credit applicable to all products sold on our website.

$2,000+ | Pathfinder

Invest $2,000+ and receive $200 store credit applicable to all products sold on our website.

$5,000+ | Voyager

Invest $5,000+ and receive 5% bonus shares and $500 store credit applicable to all products sold on our website.

$10,000+ | Trailblazer

Invest $10,000+ and receive 10% bonus shares and $1,000 store credit applicable to all products sold on our website.

$20,000+ | Pioneer

Invest $20,000+ and receive 20% bonus shares and $2,000 store credit applicable to all products sold on our website.

$50,000+ | Legend

Invest $50,000+ and receive 20% bonus shares and the "Pioneer" non-bonus share perks + a VIP trip to Austin that includes air travel for 2 people (within continental U.S.), 5-star hotel for 3 nights (1 room), BBQ meal with Virtuix's CEO Jan Goetgeluk + tour of Virtuix to meet the team.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Virtuix Holdings Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series B Preferred Stock at $6.22 / share, you will receive 110 shares of Series B Preferred Stock, meaning you'll own 110 shares for $622. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Loyalty Bonus and the Venture Club bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

We are the creator of Omni, the premier brand of omnidirectional treadmills that let players walk and run in 360 degrees inside virtual reality games and other applications.

Business Model

Omni One has an upfront purchase price of $2,595, on which we target to make a gross margin of 40%. Additionally, Omni One offers a monthly subscription called Omni Online, at $14/month, that provides access to online multiplayer gameplay, leaderboards, esports contests, cloud saves, and more. Lastly, Omni One has its own proprietary game store where players purchase their games. We keep a revenue share of 30% on sales of third-party games and 100% on sales of our own, first-party titles.

Corporate Structure

Virtuix Holdings Inc. ("Virtuix Holdings" or "the company") was formed on December 20, 2013, as a Delaware Corporation. The company operates three wholly-owned subsidiaries: Virtuix Inc., a Delaware corporation formed on April 15, 2013, for the purpose of developing virtual reality hardware and software; Virtuix Manufacturing Ltd., a subsidiary organized in Hong Kong and formed on January 29, 2015; and Virtuix Manufacturing Taiwan Ltd., a subsidiary organized in Taiwan and formed on January 17, 2023. Virtuix Holdings Inc. also owns an equity stake of 57.5% in Virtuix Arabia LLC, a subsidiary organized in the Kingdom of Saudi Arabia and formed on June 13, 2024.

In July 2016, the Company formed a joint venture with Hero Entertainment, a Chinese game publisher and esports operator, to develop active virtual reality content and product bundles for the Chinese and U.S. markets. The joint venture, named Heroix VR (Shanghai) Co., Ltd. (the "Joint Venture"), is a Sino-foreign equity joint venture company established under the laws of the People's Republic of China and registered in Shanghai. Virtuix Manufacturing Ltd. has 49% ownership and does not have control over the Joint Venture, therefore, the investment is accounted for using the equity method. In October 2016, the Joint Venture began operations.

Intellectual Property

The company has secured 24 patents covering mechanical design, motion tracking, and game integration. 8 more patents are pending. The company also owns 15 registered trademarks.

Competitors and Industry

Competitors

Our main competitor is KAT VR, a Chinese company. They don't offer a complete system, rather, they sell their omnidirectional treadmill as a peripheral that they claim to be compatible with all existing VR headsets and games.

Another competing omnidirectional treadmill is Infinadeck. This is a large motorized device for commercial use that costs about $60,000.

Industry

In an Omni One customer survey, 55% of respondents indicated they don't yet own a VR headset, and 40% barely play video games (less than 2 hours per week). Omni One doesn't depend on the existing market for VR headsets or video games. Instead, Omni One defines its own entertainment category, allowing players to move around physically inside virtual worlds and burn calories while doing so. Applications extend far beyond gaming, including virtual tourism, exercise and fitness, and social events.

Our large install base of out-of-home Omni systems and existing player base of over 400,000 players provide an excellent demo and sales channel for Omni One. Thanks to this existing player base and Omni One's demonstrated excitement and demand, our initial customer acquisition cost is projected to be low.

Current Stage and Roadmap

Current Stage

We have two existing commercial products: Omni Pro and Omni Arena. Our latest product, Omni One (our first consumer system for the home) launched in September 2024.

Future Roadmap

The thrill of walking around inside video games has blown the minds of players at our commercial venues. We plan to take our success in commercial entertainment and scale it into the home. The time is now: the technology is ready, the business model is mature, and the market is asking for our product. We already presold 3,000 Omni One units (with a required $200 deposit), and we have a devoted player base of over 400,000 Omni Arena players. With the proceeds of this financing, we'll be able to expand our working capital and ramp up the production of Omni One.

Join our mission to roll out Omni One and bring our popular gaming experience to millions of homes around the world.

The Team

Officers and Directors

Name: Jan Roger Goetgeluk

Jan Roger Goetgeluk's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer and Board Member
  Dates of Service: February, 2013 - Present
  Responsibilities: Jan is Virtuix's founder and CEO. Since Jan. 1, 2023, Jan receives 250k a year in cash compensation.

Name: David Allan

David Allan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Managing Director - Asia, Board Member
  Dates of Service: August, 2013 - Present
  Responsibilities: David is responsible for hardware engineering and worldwide operations. He leads teams at the company's Austin headquarters and also oversees the company's Asian subsidiaries. Starting Jan 1, 2023, David's salary is $300k.

Name: Michael Bradley McGovern

Michael Bradley McGovern's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: December, 2016 - Present
  Responsibilities: Member of the board. Brad does not receive cash compensation.

Other business experience in the past three years:

- Employer: Seitz, DeMarco & McGovern PLLC.
  Title: Managing Partner
  Dates of Service: November, 2012 - May, 2024
  Responsibilities: Brad McGovern is the Managing Partner of Seitz, DeMarco & McGovern.

Name: Parth Jani

Parth Jani's current primary role is with JC Team Capital. Parth Jani currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: July, 2023 - Present
  Responsibilities: Member of the board. Parth does not receive cash compensation.

Other business experience in the past three years:

- Employer: JC Team Capital
  Title: Founder and CEO
  Dates of Service: January, 2015 - Present
  Responsibilities: Parth Jani is the Founder and CEO of JC Team Capital.

Name: Ugo de Charette

Ugo de Charette's current primary role is with Family Office. Ugo de Charette currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: April, 2024 - Present
  Responsibilities: Member of the board. Ugo does not receive cash compensation.

Other business experience in the past three years:

- Employer: Family Office
  Title: CEO
  Dates of Service: January, 2012 - Present
  Responsibilities: Ugo de Charette manages his private equity family office.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and

should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the SAFEs should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide our products at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess
The valuation cap for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Securities purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the Securities cannot be resold for a period of one year. Other transfer restrictions may apply to the Securities purchased through this crowdfunding campaign.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the virtual reality industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering securities in the amount of up to $618K in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Interest rates are rising, and it may be a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the

value of your investment. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock or prior series of preferred stock. In addition, if we need to raise more equity capital, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current products are variants on one type of product, providing an omnidirectional treadmill for use in virtual reality applications. Our revenues are therefore dependent upon the market for omnidirectional treadmills and their applications.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The security that an investor is buying (Series B Preferred) has voting rights attached to them. However, you will be part of the minority shareholders of the Company and will agree to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the securities we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose

subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We compete with larger, established companies who may have respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company's products over other activities and products.

We are an early stage company and have not yet generated any profits
Virtuix was formed in 2013.. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Virtuix has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has few customers and little revenue. If you are investing in this company, it's because you think that Omni One is a good idea, that the team will be able to successfully market, and sell the product, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We have existing patents that we might not be able to protect properly
The Company owns many patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may

misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent, trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents, trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s), trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s), trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s), trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell products is dependent on outside government regulation such as the FCC (Federal Communications Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As a cloud-based business, we may be vulnerable to hackers who may access the data of our customers and players. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Virtuix could harm our reputation and materially negatively impact our financial condition and business.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The delivery and quality of the company's primary product is dependent on third-party manufacturers.
The company's primary product is manufactured by third parties. Although the company provides the product's design, specifications, and quality standards, to meet the required quality standards it relies on a supply chain of several contract manufacturers in China and Taiwan, who assemble the final product, and over 50 manufacturers in China, Taiwan, and the U.S. who supply raw materials and components. Difficulties encountered by one or more manufacturers may result in a poor-quality product or the inability to deliver product in a timely manner. If the current manufacturers encounter difficulties, the company may be required to find other manufacturers, resulting in delays.

The company's future success is dependent on the continued service of a small executive management team.
The company depends on the skill and experience of two individuals, Jan Goetgeluk and David Allan. Each has a different skill set. The company's success is dependent on their ability to manage all aspects of the business effectively. Because the company is relying on its small executive management team, it lacks certain business development resources that may hurt its ability to grow its business. Any loss of key members of the executive team could have a negative impact on the company's ability to manage and grow its business effectively. The company does not maintain a key person life insurance policy on any of the members of its senior management team. As a result, the company would have no way to cover the financial loss if it were to lose the services of its directors or officers.

Virtuix could be adversely affected by product liability, personal injury, or other health and safety issues.
The company could be adversely impacted by the supply of defective products. Defective products or errors in the company's technology could lead to serious injury or death. Product liability or personal injury claims may be asserted against the company with respect to any of the products it supplies or services it provides. Virtuix is also liable for harms caused by any faults in raw materials or products supplied by third-party manufacturers and suppliers that it utilizes. It is the company's responsibility to maintain a quality management system and to audit its suppliers to ensure that products supplied to the company meet proper standards. Should a product or other liability issue arise, the coverage limits under insurance programs and the indemnification amounts available to the company may not be adequate to protect it against claims and judgments. The company also may not be able to maintain such insurance on acceptable terms in the future. The company could suffer significant reputational damage and financial liability if it experiences any of the foregoing health and safety issues or incidents, which could have a material adverse effect on its business operations, financial condition, and results of operations.

All of the company's assets, including intellectual property, are pledged as collateral to a lender.
Pursuant to the Loan and Security Agreement dated April 27, 2022 and the IP Security Agreement dated April 27, 2022 between the following parties: Virtuix Holdings, Inc., Virtuix Inc., Virtuix Manufacturing Ltd., and Venture Lending and Leasing IX, Inc. and WTI Fund X, Inc., the company has granted a security interest in all of its personal property and intellectual property, whether it exists as of April 27, 2022 or is later acquired. In the event the company is in an Event of Default (as defined by the Loan and Security Agreement), or breaches any warranty or agreement made in the Loan and Security Agreement and does not cure the breach within 30 days, the lender could acquire all of the company's assets, including all of its intellectual property.

Adverse changes in economic and political policies in China, or Chinese laws or regulations could have a material adverse effect on business conditions and the overall economic growth of China, which could adversely affect our business.
The Chinese economy differs from the economies of other countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Despite reforms, the government continues to exercise significant control over China's economic growth by way of the allocation of resources, control over foreign currency-denominated obligations and monetary policy and provision of preferential treatment to particular industries or companies.

Tax and accounting rules for our subsidiary operating in mainland China differ from those of our parent entity and Hong Kong based subsidiary.
Virtuix Manufacturing (Zhuhai) Co., Ltd. ("VML_ZH") is a subsidiary of the company registered in Zhuhai, Guangdong, China that was formed to sell products to Chinese customers and transact CNY-denominated business with Chinese suppliers. Under the People's Republic of China Enterprise Income Tax Law, enterprise income tax is collected from companies on a quarterly basis, and is based on the net income companies obtain while exercising their business activity,

normally during one business year. The standard tax rate is 25%. We will be required to account for this tax treatment throughout the year, which may impact the presentation of our financial results. Further, in a traditional parent-subsidiary company relationship, cash generated by the subsidiary would be able to freely flow up to the parent. However, currency controls applicable to VML_ZH prevent that movement of cash, which we will need to account for in the presentation of our financial results.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect Virtuix's business. Virtuix's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the shares and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the shares generally. Further, such risks could cause limited attendance to location-based entertainment venues, such as arcades, or result in persons avoiding holding or appearing at in-person events that utilize Virtuix products. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

Legal Proceedings
Virtuix Inc. is currently named as a co-defendant in a personal injury lawsuit (Case No. 202413366) filed on February 29, 2024, in the Texas District & County Court - Harris, related to an incident at a third-party venue, Dave & Buster's. The lawsuit involves a claim for damages filed by the plaintiff, Damian Robinson, for an accident that occurred at the venue. The case is currently in the discovery phase and no judgment has been made. Virtuix Inc. believes the lawsuit to be without merit and is vigorously defending itself against all claims. The case is being fully managed by our general liability insurance provider, The Hanover Insurance Group, which is covering all legal defense costs. Furthermore, any potential monetary relief sought by the plaintiff falls entirely within the coverage limits of our general liability insurance policy. As a result, even in the event of an adverse judgment or settlement, Virtuix Inc. does not expect any negative financial impact on the company. While we do not believe this lawsuit will affect the company's financial standing, operations, or ability to proceed with this offering, we are disclosing it in the interest of full transparency to potential investors.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jan Goetgeluk	5,500,000	Common Stock	17.0%

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, and Series B Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 803,858 of Series B Preferred Stock.

Common Stock

The amount of security authorized is 37,000,000 with a total of 10,750,000 outstanding.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors, but excluding matters that relate solely to the terms of a series of Preferred Stock.

Material Rights

The amount of Common Stock outstanding includes 2,500,000 shares that may be issued pursuant to options outstanding or shares reserved for issuance under Company stock plans.

8,841 additional shares of Common Stock were recently issued for the exercise of company warrants and are not included in the above amount outstanding.

Series Seed Preferred Stock

The amount of security authorized is 4,000,000 with a total of 3,906,250 outstanding.

Voting Rights

Each holder of each share of Preferred Stock (i} shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be permitted and any fractional voting resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Preferred Stock if the holders of such series of Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law.

Material Rights

The total amount outstanding includes 156,250 shares to be issued pursuant to outstanding warrants.

Dividend Rights: Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the company's Fifth Amended and Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions: In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Designated Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the

Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Preemptive Rights: Investors that acquire at least 85,000 shares of Preferred Stock generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the company. Holders of less than 85,000 shares do not have preemptive rights. There are no redemptive or sinking fund provisions applicable to the company's Designated Preferred Stock.

Terms of Conversion: The Designated Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company . Each share of Designated Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes a liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights below.

Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights: Holders of Virtuix Holdings Inc. Designated Preferred Stock will receive certain anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Designated Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Designated Preferred Stock then in effect, the conversion price of the Designated Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fifth Amended and Restated Certificate of Incorporation.

Series 2 Seed Preferred Stock

The amount of security authorized is 4,300,000 with a total of 3,601,709 outstanding.

Voting Rights

Each holder of each share of Preferred Stock (i) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be permitted and any fractional voting resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Preferred Stock if the holders of such series of Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law.

Material Rights

Dividend Rights: Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the company's Fifth Amended and Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions: In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Designated Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Preemptive Rights: Investors that acquire at least 85,000 shares of Preferred Stock generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the company. Holders of less than 85,000 shares do not have preemptive rights. There are no redemptive or sinking fund provisions applicable to the company's Designated Preferred Stock.

Terms of Conversion: The Designated Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company . Each share of Designated Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes a liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price subject to adjustment as discussed under

Anti-Dilution Rights below.

Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights: Holders of Virtuix Holdings Inc. Designated Preferred Stock will receive certain anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Designated Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Designated Preferred Stock then in effect, the conversion price of the Designated Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fifth Amended and Restated Certificate of Incorporation.

Series A-1 Preferred Stock

The amount of security authorized is 7,000,000 with a total of 4,797,093 outstanding.

Voting Rights

Each holder of each share of Preferred Stock (i) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be permitted and any fractional voting resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Preferred Stock if the holders of such series of Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law.

Material Rights

The amount of Series A-1 Preferred outstanding includes 150,086 shares to be issued pursuant to warrants outstanding.

Dividend Rights: Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the company's Fifth Amended and Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions: In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Designated Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Preemptive Rights: Investors that acquire at least 85,000 shares of Preferred Stock generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the company. Holders of less than 85,000 shares do not have preemptive rights. There are no redemptive or sinking fund provisions applicable to the company's Designated Preferred Stock.

Terms of Conversion: The Designated Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company . Each share of Designated Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes a liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price subject to adjustment as discussed under. Anti-Dilution Rights below.

Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights: Holders of Virtuix Holdings Inc. Designated Preferred Stock will receive certain anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Designated Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Designated Preferred Stock then in effect, the conversion price of the Designated Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fifth Amended and Restated Certificate of Incorporation.

Series A-2 Preferred Stock

The amount of security authorized is 7,000,000 with a total of 6,982,641 outstanding.

Voting Rights

Each holder of each share of Preferred Stock (i) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be permitted and any fractional voting resulting from the above formula (after aggregating all shar es into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Preferred Stock if the holders of such series of Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law.

Material Rights

The total amount outstanding includes 50,066 shares to be issued pursuant to outstanding warrants.

Dividend Rights: Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the company's Fifth Amended and Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions: In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Designated Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Preemptive Rights: Investors that acquire at least 85,000 shares of Preferred Stock generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the company. Holders of less than 85,000 shares do not have preemptive rights. There are no redemptive or sinking fund provisions applicable to the company's Designated Preferred Stock.

Terms of Conversion: The Designated Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company . Each share of Designated Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes a liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights below.

Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights: Holders of Virtuix Holdings Inc. Designated Preferred Stock will receive certain anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Designated Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Designated Preferred Stock then in effect, the conversion price of the Designated Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fifth Amended and Restated Certificate of Incorporation.

Series B Preferred Stock

The amount of security authorized is 7,000,000 with a total of 2,298,668 outstanding.

Voting Rights

Each holder of each share of Preferred Stock (i) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be permitted and any fractional voting resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Preferred Stock if the holders of such series of Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law. See Voting Rights of Securities Sold in This Offering below for additional information.

Material Rights

The total amount of shares outstanding of Series B Preferred Stock does not include 238,728 shares recently sold under Reg D and 122,414 shares sold thus far in this Regulation Crowdfunding campaign.

Voting Rights of Securities Sold in This Offering

Proxy: Investors in this offering will appoint the Company's Chief Executive Officer (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by theInvestor will be coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Transfer Restrictions

Series B Preferred Shares sold in this offering will be subject to certain restrictions on transfer as described in the Amended and Restated Right of First Refusal Agreement. Please review Exhibit F for complete details.

Joinder Agreement

Investors in this offering will be signing onto (i) an Amended and Restated Investors' Rights Agreement; (ii) an Amended and Restated Right of First Refusal Agreement; (iii) an Amended and Restated Voting Agreement. Please review Exhibit F for complete details.

Dividend Rights: Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the company's Fifth Amended and Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions: In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Designated Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Preemptive Rights: Investors that acquire at least 85,000 shares of Preferred Stock generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the company. Holders of less than 85,000 shares do not have preemptive rights. There are no redemptive or sinking fund provisions applicable to the company's Designated Preferred Stock.

Terms of Conversion: The Designated Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company . Each share of Designated Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes a liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights below.

Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights: Holders of Virtuix Holdings Inc. Designated Preferred Stock will receive certain anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Designated Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Designated Preferred Stock then in effect, the conversion price of the Designated Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fifth Amended and Restated Certificate of Incorporation.

What it means to be a minority holder

As a minority holder of Series B Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Additionally, in concurrence with this offering under Regulation Crowdfunding under the Securities Act, the Company is also selling Series B preferred stock to accredited investors under Rule 506(c) of Regulation D of the Securities and Exchange Commission, up to an aggregate purchase amount of $6,000,000. This issuance could result in the value dilution and control dilution referenced above.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series B Preferred Stock
  Type of security sold: Equity
  Final amount sold: $3,871,396.42
  Number of Securities Sold: 622,411
  Use of proceeds: Launch of Omni One
  Date: April 28, 2023
  Offering exemption relied upon: Regulation CF

- Type of security sold: Debt
  Final amount sold: $2,485,000.00
  Use of proceeds: Ramping up production and general corporate purposes
  Date: July 15, 2024
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $1,023,576.85
  Use of proceeds: Launch of Omni One
  Date: March 18, 2024
  Offering exemption relied upon: Regulation CF

- Type of security sold: SAFE
  Final amount sold: $6,947,161.00
  Use of proceeds: Launch of Omni One
  Date: February 24, 2023
  Offering exemption relied upon: 506(c)

- Name: Series B Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,984,991.00
  Number of Securities Sold: 319,112
  Use of proceeds: Launch Omni One
  Date: September 18, 2024
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended March 31, 2023 compared to year ended March 31, 2024

Revenue

Revenue for fiscal year 2024 was $2,408,920, a 43% decrease compared to fiscal year 2023 revenue of $4,219,634. The decrease in sales was primarily driven by a decrease in Omni Arena sales, as high interest rates and high labor costs in the U.S., as well as a shift in the company's focus from Omni Arena to Omni One, has slowed down Omni Arena sales.

Cost of goods sold

Cost of Goods Sold in fiscal year 2024 was $1,527,553, a decrease of $1,667,299 from costs of goods sold of $3,194,852 in fiscal year 2023. The decrease was primarily due to a decrease in sales.

Gross margins

Fiscal year 2024 gross profit Decreased by $143,415 over fiscal year 2023 gross profit, however, gross margins as a percentage of revenues increased from 24% in 2023 to 37% in 2024.

Operating expenses

The Company's operating expenses consist of, among other things, research and development expenses, marketing and sales expenses, and general and administrative expenses. Operating expenses in fiscal year 2024 increased $6,891,747 from fiscal year 2023, primarily driven by a stock compensation expense and the development of Omni One.

Historical results and cash flows:

The Company recently started shipping Omni One and is revenue generating. We are of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected for the future because revenues are expected to increase meaningfully as production output of Omni One increases. Past cash was primarily generated through sales of Omni Arena. Our goal is to scale production of Omni One in 2024 and 2025.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 31, 2024, the Company has capital resources available in the form of a venture loan facility for $1,000,000 from Western Technology Investment, an EIDL loan in the amount of $25,000, and $1,316,786 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our operational expenses as well as working capital requirements related to scaling production of Omni One.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for at least 5 months. This is based on the company's monthly burn rate for expenses related to research and development, sales and marketing, and general and administrative expenses, as well as the expected funds coming to the Company from sales of Omni One and other committed funding sources.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for at least 8 months. This is based on the company's monthly burn rate for expenses related to research and development, sales and marketing, and general and administrative expenses, as well as the expected funds coming to the Company from sales of Omni One and other committed funding sources. The Company aims to be profitable in 6 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

In concurrence with this offering under Regulation Crowdfunding under the Securities Act, the Company is also selling Series B preferred stock to accredited investors under Rule 506(c) of Regulation D of the Securities and Exchange Commission, up to an aggregate purchase amount of $6,000,000.

Indebtedness

- Creditor: Western Technology Investment
  Amount Owed: $272,770.00

Interest Rate: 12.25%
Maturity Date: September 01, 2025

- Creditor: EIDL Loan
  Amount Owed: $25,000.00
  Interest Rate: 3.75%
  Maturity Date: August 29, 2050

- Creditor: Unsecured Promissory Notes
  Amount Owed: $2,367,500.00
  Interest Rate: 18.0%
  Maturity Date: June 30, 2025

Related Party Transactions

- Name of Entity: Heroix VR (Shanghai) Co., Ltd.
  Names of 20% owners: Hero Entertainment, Virtuix Manufacturing Limited
  Relationship to Company: Joint Venture
  Nature / amount of interest in the transaction: During the years ended March 31, 2024 and 2023, the following related party transactions occurred: the Company's China subsidiary had sales to Heroix of $111,218 and $182,349, respectively. As of March 31, 2024, the Company's China subsidiary had zero accounts receivable from Heroix, had zero accounts payable to Heroix, and held prepayments from Heroix for unshipped orders of $45,379. As of March 31, 2023, the Company's China subsidiary had accounts receivable from Heroix of $557, had zero accounts payable to Heroix, and held prepayments from Heroix for unshipped orders of $33,708.
  Material Terms: N/A

Valuation

Pre-Money Valuation: $201,132,165.42

Valuation Details:

The pre-money valuation is equal to the currently issued amount of shares(fully diluted; The Company has assumed all issued options and warrants are exercised and all options reserved are issued) x the purchase price per share of this offering ($6.22/share). The price-per-share is the same as last year's offering (this constitutes an extension of our Series B preferred stock round).

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $14,996.42 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Premium Deferred Fee
  94.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $4,999,996.76, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Inventory
  40.0%
  We will use 40% of the funds raised to finance inventory of both raw materials and finished goods of Omni One in order to ramp up production and shorten delivery times of the product.

- Research & Development
  29.5%
  We will use 29.5% of the funds raised for continued product development of Omni One and future products.

- General & Administrative
  25.0%
  We will use 25% of the funds to cover general and administrative expenses related to the day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than July 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://virtuix.com/ (www.virtuix.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/virtuix

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Virtuix Holdings Inc.

[See attached]

VIRTUIX HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND MARCH 31, 2023
AND
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
WITH
INDEPENDENT AUDITOR'S REPORT





Independent Auditor's Report

To the Stockholders
Virtuix Holdings, Inc. and Subsidiaries
Austin, Texas

Opinion
We have audited the consolidated financial statements of Virtuix Holdings, Inc. and subsidiaries (the Company), which comprise the consolidated balance sheet as of March 31, 2024, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the fiscal year ended March 31, 2024, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024, and the results of its operations and its cash flows for the fiscal year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Prior Period Consolidated Financial Statements
The consolidated financial statements of the Company as of March 31, 2023 were audited by other auditors, whose report dated June 29, 2023 expressed an unmodified opinion on those consolidated financial statements.

Substantial Doubt About the Company's Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 16 to the consolidated financial statements, the Company has not generated profits since inception, has negative cash flows from operations, has sustained net losses of $12,440,851 and $$5,482,829 for the years ended March 31, 2024 and 2023, respectively, and has an accumulated deficit of $48,883,256 and $35,419,922 as of March 31, 2024 and 2023, respectively. The Company has limited working capital and liquid assets as of March 31, 2024, relative to its operating cash flow needs. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 16. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.



In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for twelve months following the date the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these consolidated financial statements.

In performing an audit in accordance with GAAS, we:
- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Seitz DeMarco & McGovern, PLLC

Certified Public Accountants
Tomball, Texas

February 10, 2025

VIRTUIX HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2024 AND 2023

ASSETS

	March 31, 2024	March 31, 2023
CURRENT ASSETS		
Cash and cash equivalents	$ 270,029	$ 2,269,245
Receivables, net of allowance for credit losses	29,667	192,164
Inventory	970,490	1,118,249
Prepaids and other current assets	639,184	157,405
TOTAL CURRENT ASSETS	1,909,370	3,737,063
NONCURRENT ASSETS		
Property and equipment	1,332,680	864,592
Less: accumulated depreciation	(810,557)	(747,854)
Net property and equipment	522,123	116,738
Intangibles	2,443,018	1,802,524
Less: accumulated amortization	(503,335)	(420,532)
Net intangibles	1,939,683	1,381,992
Investment in joint venture	55,637	75,798
Other assets	79,604	46,714
Right-of-use asset - operating	296,437	72,844
Deferred tax asset (net of valuation allowance of $8,363,014 and $6,354,342 at March 31, 2024 and March 31, 2023, respectively)	-	-
TOTAL NONCURRENT ASSETS	2,893,484	1,694,086
TOTAL ASSETS	$ 4,802,854	$ 5,431,149

The accompanying notes and auditor's report are an integral part of this consolidated financial statement.

VIRTUIX HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2024 AND 2023

LIABILITIES AND STOCKHOLDERS' EQUITY

	March 31, 2024	March 31, 2023
CURRENT LIABILITIES		
Accounts payable	$ 396,778	$ 161,012
Accrued expenses	199,263	179,012
Deferred revenue	1,850,342	1,044,249
Due to related party	25,770	25,088
Current portion of notes payable, net of discount and unamortized deferred loan costs	397,412	341,505
Current portion of EIDL loan	363	-
SAFE notes	1,025,383	1,731,558
Lease liability - operating	222,717	72,844
TOTAL CURRENT LIABILITIES	4,118,028	3,555,268
LONG-TERM LIABILITIES		
Notes payable, net of discount and unamortized deferred loan costs	222,584	620,051
EIDL loan	24,637	25,000
Lease liability, net of current portion - operating	73,720	-
TOTAL LONG-TERM LIABILITIES	320,941	645,051
TOTAL LIABILITIES	4,438,969	4,200,319
STOCKHOLDERS' EQUITY		
Preferred stock, $.001 par value, 29,300,000 shares authorized at both March 31, 2024 and 2023, and 20,226,564 and 18,931,266 shares issued and outstanding at March 31, 2024 and March 31, 2023, respectively, with liquidation preferences of $46,445,304 and $38,388,550, at March 31, 2024 and March 31, 2023	20,226	18,931
Additional paid-in capital - preferred stock	42,606,122	35,659,844
Additional paid-in capital - preferred stock warrants	189,925	229,407
Common stock, $.001 par value, 37,000,000 shares authorized at both March 31, 2024 and 2023, and 8,250,000 and 5,500,000 shares issued and outstanding March 31, 2024 and March 31, 2023, respectively	8,250	5,500
Additional paid-in capital - common stock	5,422,618	737,070
Accumulated deficit	(47,883,256)	(35,419,922)
TOTAL STOCKHOLDERS' EQUITY	363,885	1,230,830
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 4,802,854	$ 5,431,149

The accompanying notes and auditor's report are an integral part of this consolidated financial statement.

VIRTUIX HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023

	2024	2023
NET SALES	$ 2,408,920	$ 4,219,634
COST OF GOODS SOLD	1,527,553	3,194,852
GROSS PROFIT	881,367	1,024,782
OPERATING EXPENSES		
Selling expenses	2,033,620	621,373
General and administrative expenses	8,420,984	3,077,191
Research and development expenses	2,661,108	2,525,401
TOTAL OPERATING EXPENSES	13,115,712	6,223,965
LOSS FROM OPERATIONS	(12,234,345)	(5,199,183)
OTHER INCOME (EXPENSE)		
Loss on disposal of assets	-	(26,072)
Share of (loss) profit of joint venture	(20,161)	4,828
Interest income	2,093	871
Interest expense - debt	(126,047)	(122,645)
Interest expense - SAFE issuance costs	-	(90,858)
TOTAL OTHER INCOME (EXPENSE)	(144,115)	(233,876)
PROVISION FOR INCOME TAX		
Enterprise income tax expense	10,676	5,443
Delaware franchise tax	51,715	44,327
TOTAL PROVISION FOR INCOME TAX	62,391	49,770
NET LOSS	$ (12,440,851)	$ (5,482,829)

The accompanying notes and auditor's report are an integral part of this consolidated financial statement.

VIRTUIX HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023

	Preferred Stock			Common Stock			Accumulated Deficit	Total
	Shares	Amount	Additional Paid-In Capital	Shares	Amount	Additional Paid-In Capital		
Balance at March 31, 2023	18,931,266	$ 18,931	$ 35,889,251	5,500,000	$ 5,500	$ 737,070	$ (35,419,922)	$ 1,230,830
Adoption of accounting standard	-	-	-	-	-	-	(22,483)	(22,483)
Stock-based compensation	-	-	-	-	-	40,798	-	40,798
Issuance of common stock	-	-	-	2,750,000	2,750	4,644,750	-	4,647,500
Issuance of preferred stock	622,411	622	3,870,774	-	-	-	-	3,871,396
Preferred stock offering costs	-	-	(311,661)	-	-	-	-	(311,661)
Conversion of SAFE notes	672,887	673	3,347,683	-	-	-	-	3,348,356
Net loss	-	-	-	-	-	-	(12,440,851)	(12,440,851)
Balance at March 31, 2024	20,226,564	$ 20,226	$ 42,796,047	8,250,000	$ 8,250	$ 5,422,618	$ (47,883,256)	$ 363,885

	Preferred Stock			Common Stock			Accumulated Deficit	Total
	Shares	Amount	Additional Paid-In Capital	Shares	Amount	Additional Paid-In Capital		
Balance at March 31, 2022	18,931,266	$ 18,931	$ 35,844,272	5,500,000	$ 5,500	$ 706,449	$ (29,937,093)	$ 6,638,059
Stock-based compensation	-	-	-	-	-	30,621	-	30,621
Fair value of preferred stock warrants	-	-	44,979	-	-	-	-	44,979
Net loss	-	-	-	-	-	-	(5,482,829)	(5,482,829)
Balance at March 31, 2023	18,931,266	$ 18,931	$ 35,889,251	5,500,000	$ 5,500	$ 737,070	$ (35,419,922)	$ 1,230,830

The accompanying notes and auditor's report are an integral part of this consolidated financial statement.

VIRTUIX HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (12,440,851)	$ (5,482,829)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Depreciation and amortization expense	145,506	247,733
Amortization of discount on notes payable	21,685	21,535
SAFE notes issuance costs	-	90,858
Credit loss expense	8,890	-
Stock-based compensation	4,685,548	30,621
Loss on disposal of assets	-	25,963
Share of loss (profit) of joint venture	20,161	(4,828)
Loan fees	-	(15,000)
(Increase) decrease in assets:		
Prepaid expenses and other current assets	(481,779)	112,689
Accounts receivable	131,124	412
Other assets	(32,890)	(73,369)
Inventory	147,759	735,471
Operating lease right-of-use assets	219,519	72,844
Increase (decrease) in liabilities:		
Accounts payable	235,766	(404,139)
Accrued expenses	20,251	(87,556)
Operating lease liabilities	(219,519)	(72,844)
Deferred revenue	806,093	(573,045)
CASH USED IN OPERATING ACTIVITIES	(6,732,737)	(5,375,484)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash paid for purchases of property and equipment, including intangibles	(1,108,583)	(793,709)
CASH USED IN INVESTING ACTIVITIES	(1,108,583)	(793,709)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock	2,750	-
Issuance of preferred stock	3,871,396	-
Proceeds from long-term notes payable	-	1,000,000
Offering costs	(311,661)	-
Proceeds from SAFE notes	2,642,182	1,701,692
SAFE notes issuance costs	-	(60,992)
Payments on short-term notes payable	-	(36,614)
Payments on long-term notes payable	(363,245)	-
Due to related parties	682	25,088
CASH PROVIDED BY FINANCING ACTIVITIES	5,842,104	2,629,174
NET DECREASE IN CASH	(1,999,216)	(3,540,019)
CASH AT BEGINNING OF YEAR	2,269,245	5,809,264
CASH AT END OF YEAR	$ 270,029	$ 2,269,245

The accompanying notes and auditor's report are an integral part of this consolidated financial statement.

VIRTUIX HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023

	2024	2023
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid	$ 104,361	$ 104,672
Enterprise income taxes paid to People's Republic of China	$ 10,676	$ 543
Delaware franchise tax paid	$ 26,439	$ 44,327
SUPPLEMENTAL DISCLOSURE OF NON-CASH OPERATING ACTIVITIES:		
Recognition of right-of-use assets - operating	$ 443,112	$ 216,198
Lease liabilities arising from obtaining right-of-use assets - operating	$ 443,112	$ 216,198
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:		
SAFE notes converted to preferred stock	$ 3,348,356	$ -
Expiration of warrants	$ 39,482	$ -
Fair value of warrants issued with notes payable	$ -	$ 44,979
Issuance of SAFE notes as issuance costs	$ -	$ 29,866

Note 1. Nature of Operations

Virtuix Holdings Inc. ("Virtuix Holdings" or the "Company") was formed on December 20, 2013 as a Delaware Corporation. The Company has a wholly-owned subsidiary, Virtuix Inc., a Delaware corporation formed on April 15, 2013. Virtuix Inc. develops virtual reality hardware and software, primarily the Omni, the first omni-directional treadmill that lets players walk and run freely in 360 degrees inside video games and other virtual worlds. In February 2019, the Company began to offer Omni Arena, a four-player esports attraction that includes four Omni Pro motion platforms. In January 2023, the Company began to ship beta units of Omni One, the first Omni entertainment system designed for the home. On June 24, 2015, the Company acquired 10,000 shares of common stock of Virtuix Manufacturing, Limited ("VML"), a wholly-owned subsidiary. VML is a Hong Kong corporation that was formed to conduct manufacturing operations and transact USD-denominated business with suppliers. Virtuix Manufacturing (Zhuhai) Co., Ltd. ("VML_ZH") was formed on July 28, 2016, and is a wholly-owned subsidiary of VML. VML_ZH is a Wholly Foreign-Owned Enterprise ("WFOE") registered in Zhuhai, Guangdong, China that was formed to sell products to Chinese customers and transact CNY-denominated business with Chinese suppliers. Virtuix Manufacturing Taiwan Ltd. ("VMT") was formed on January 17, 2023, and is a wholly-owned foreign subsidiary of VHI. VMT has not yet begun operations.

In July 2016, the Company formed a joint venture with Hero Entertainment, a Chinese game publisher and esports operator, to develop active virtual reality content and product bundles for the Chinese and U.S. markets. The joint venture, named Heroix VR (Shanghai) Co., Ltd. (the "Joint Venture" or "Heroix"), is a Sino-foreign equity joint venture company established under the laws of the People's Republic of China and registered in Shanghai. VML has 49% ownership and does not have control over the Joint Venture, therefore, the investment is accounted for using the equity method. In October 2016, the Joint Venture began operations.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Virtuix Holdings Inc. as well as its subsidiaries required to be consolidated under accounting principles generally accepted in the United States of America ("GAAP"). Significant intercompany accounts and transactions have been eliminated upon consolidation.

Basis of Presentation
The consolidated financial statements are presented using the accrual basis of accounting, in U.S. dollars which is the Company's functional currency. Therefore, revenues are recognized when earned and expenses are recognized when incurred.

The Company has adopted a fiscal year ending March 31st of each year.

Management's Estimates
Preparing the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
Certain prior year amounts have been reclassified to conform to current year presentation.

Note 2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

ASC Topic 606, *Revenue from Contracts with Customers* establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the Company's contracts to provide goods to customers. Revenues are recognized when control of the promised goods are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. The Company enters into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations.

The majority of the Company's revenue arrangements generally consist of a single performance obligation to either transfer or install the promised goods. This happens when an individual Omni Pro unit and/or related accessories or an individual Omni One unit is shipped or when an Omni Arena is installed at a customer location, at which time the title transfers to the customer. Therefore for individual Omni Pro and/or related accessories and individual Omni One, revenue is recognized upon shipment to the customer. For Omni Arenas, revenue recognition occurs upon installation at a customer's location. In conjunction with the Omni Arena contract, each customer is obligated to be enrolled in the Omni Care program, which is a separate performance obligation. Such revenue is recognized over the life of the program, which is generally twelve months. The Company also sells Omniverse credits, which are credits sold to customers for play time on the Omni Pro units and Omni Arenas. The Company recognizes revenue over the period during which the operator is expected to be able to access and consume the benefits, which has been determined to be two months.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents. As of March 31, 2024 and 2023, the Company's cash and cash equivalents were deposited primarily in five financial institutions, which did not exceed federally insured limits by $642,878 as of March 31, 2024, and exceeded federally insured limits by $1,101,867 as of March 31, 2023. All of a depositor's accounts at an insured depository institution, including all non-interest bearing accounts, are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 in total. Balances in excess of this coverage are uninsured and subject to loss should the institution fail, with a possible offset against outstanding loans. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant credit risk related to cash. Cash and cash equivalents in the amount of $148,432 and $568,360, representing foreign deposits at financial institutions, are not insured by the FDIC at March 31, 2024 and 2023, respectively.

Accounts Receivable

Terms of payment are generally thirty days from the invoice date. Receivables are recorded net of an allowance for credit losses, which is established based on management's best estimate of probable credit losses after considering factors such as previous loss history, customers' ability to pay their obligations, and the condition of the general economy and industry as a whole.

Inventory Valuation

Inventory is stated at the lower of cost (first-in, first-out) or net realizable value in accordance with Topic 330, *Inventory*. Cost is computed using weighted average cost at one subsidiary and specific identification cost at the remaining subsidiaries. There is no material impact on the comparability of the financial results as a result of these differing methods. The Company applies net realizable value and obsolescence to the gross value of the inventory. The Company estimates net realizable value based on estimated selling price less further costs to completion and disposal. The Company

Note 2. Summary of Significant Accounting Policies (continued)

impairs slow-moving products by comparing inventories on hand to projected demand. When impairments are established, a new cost basis of the inventory is created.

Property and Equipment
Property and equipment are recorded at cost, less accumulated depreciation. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. Leasehold improvements are amortized over the shorter of the term of the respective operating lease or the estimated economic life of the asset. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate.

The estimated useful lives for significant property and equipment categories are as follows:

Computer Equipment	5 years
Furniture and Fixtures	7 years
Machinery and Equipment	3 – 7 years
Office Equipment	5 – 7 years

Fair Value Measurements
The Company's financial instruments consist primarily of cash, accounts receivable, prepaids, accounts payable, accrued expenses, notes payable, and lease liability. The carrying amounts of such financial instruments approximate their respective estimated fair value due to the short-term maturities and approximate market interest rates of these instruments.

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

- Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
- Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Note 2. Summary of Significant Accounting Policies (continued)

Intangibles

The Company's intangible assets represent software, trademarks, customer lists, and a website, which are amortized on a straight-line basis over the years expected to be benefited. The costs of developing any intangibles for internal use are expensed as incurred.

The estimated useful lives for significant intangible asset categories are as follows:

Software	3 - 5 years
Trademarks	Indefinite
Customer Lists	3 years
Website	15 years

Software Development Costs

The Company accounts for software development costs in accordance with several accounting pronouncements, including Topic 730, *Research and Development*, Topic 350-40, *Internal-Use Software*, Accounting Standards Update ("ASU") 2018-15, *Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract*, Topic 985-20, *Costs of Computer Software to be Sold, Leased, or Marketed* and Topic 350-50, *Website Development Costs*.

Costs incurred during the period of planning and design, prior to the period determining technological feasibility, for all software developed for internal and external use, has been charged to operations in the period incurred as research and development costs. Additionally, costs incurred after determination of readiness for market have been expensed as research and development. The Company capitalizes certain costs in the development of its proprietary software (computer software to be sold, leased or licensed) for the period after technological feasibility was determined and prior to marketing and initial sales. Once technological feasibility is reached, and the software has been released for sale, such costs are capitalized and amortized to cost of revenue over the estimated lives of the products.

Website development costs have been capitalized, under the same criteria as marketed software.

Deferred Revenue

Deferred revenue represents revenues collected but not earned as of March 31, 2024 and 2023. This is primarily composed of pre-orders of Omni One units that have not been completed and Omni Pro units that have not been completed or refunded by the end of the financial reporting period. Deferred revenue also includes pre-orders of Omni Arenas not yet installed, as well as Omniverse Credits and Omni Care pertaining to Omni Arena units installed as of March 31, 2024 and 2023, but for which revenue cannot yet be recognized. For the years ended March 31, 2024 and 2023, changes in deferred revenue were due to the following:

	March 31, 2024	March 31, 2023
Beginning deferred revenue	$ 1,044,249	$ 1,617,294
Amounts deferred during the year	2,445,020	2,918,859
Less refunds	(29,796)	(20,649)
Less revenue recognized	(1,609,131)	(3,471,255)
Ending deferred revenue	$ 1,850,342	$ 1,044,249

Note 2. Summary of Significant Accounting Policies (continued)

Deferred revenue as of March 31, 2024 and 2023 consists of the following:

	March 31, 2024	March 31, 2023
Omni Pro units and accessories	$ 455,974	$ 470,951
Omni Arena	206,619	455,848
Omniverse credits	18,767	27,450
Omni Care program	55,333	90,000
Omni One	1,113,649	-
Total	$ 1,850,342	$ 1,044,249

Advertising Costs
Advertising costs are expensed as incurred, and are included in selling expenses in the accompanying consolidated statements of operations. Total advertising expense for the years ended March 31, 2024 and 2023 was $1,186,550 and $55,209, respectively.

Federal Income Taxes
Topic 740, *Income Taxes,* clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Topic 740 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. For the years ended March 31, 2024 and 2023, no uncertain tax positions were identified. The Company recognizes tax related interest and penalties, if any, as a component of income tax expense.

The U.S. federal tax returns are subject to examination by the Internal Revenue Service, generally for three years after they are filed. State tax returns are subject to examination generally for five years after they are filed.

Recent Accounting Pronouncements
In June 2016, the FASB issued ASU 2016-13, *Financial Instruments—Credit Losses* (Topic 326). This ASU represents a significant change in the Allowance for Credit Loss accounting model by requiring immediate recognition of management's estimates of current expected credit losses. In late 2019, the FASB issued ASU 2019-10, which delayed the effective date for *Topic 326 – Current Expected Credit Losses* ("CECL"). The FASB pushed back the effective date of CECL from January 2021 to January 2023 for smaller SEC reporting companies, and from January 2022 to January 2023 for nonpublic companies. Companies with short-term receivables in the scope of CECL will need to assess their current methodology under the incurred loss method, how it aligns with the new standard and whether modifications to accounting policies and procedures are necessary.

The new standard was adopted using a modified retrospective approach, resulting in a decrease to receivables at April 1, 2023, of $22,483 and a cumulated adjustment to retained earnings of $22,483. The Company has not restated comparative information for prior year, and therefore comparative information for prior year is reported under the old model and is not comparable for the information presented in current year.

Note 2. Summary of Significant Accounting Policies (continued)

In February 2016, the FASB issued ASU 2016-02 *Leases*. ASU 2016-02 affects any entity that enters into a lease and is intended to increase the transparency and comparability of financial statements among organizations. The ASU requires, among other changes, a lessee to recognize on its balance sheet a lease asset and a lease liability for those leases previously classified as operating leases. The lease asset would represent the right to use the underlying asset for the lease term and the lease liability would represent the discounted value of the required lease payments to the lessor. The ASU would also require entities to disclose key information about leasing arrangements. ASU 2016-02 was effective beginning in 2020, and early adoption was permitted, however, on June 3, 2020, the FASB issued ASU 2020-05 providing an optional one-year deferral of the effective date of ASU 2016-02 to January 1, 2022. The Company adopted ASU 2016-02 and ASU 2020-05, and all practical expedients, on April 1, 2022.

In January 2017, the FASB issued ASU 2017-04, *Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment.* ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. ASU 2017-04 also addresses the cost of developing, maintaining, or restoring internally generated intangible assets, as well as financial statement presentation of intangible assets in the balance sheet, income statement, and disclosures.

The amendments for ASU 2017-04 are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company has evaluated the impact of the adoption of ASU 2020-06, which was effective April 1, 2023, and has determined that the adoption did not significantly impact its consolidated financial position, results of operations, and disclosures for the year ended March 31, 2024.

In August 2020, the FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*, as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company has evaluated the impact of the adoption of ASU 2020-06, which was effective April 1, 2022, and has determined that the adoption did not significantly impact its consolidated financial position, results of operations, and disclosures for the year ended March 31, 2023

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Foreign Currency Remeasurements
The non-U.S. subsidiaries, VML and its wholly-owned subsidiary VML_ZH, and VMT operate using the U.S. dollar as the functional currency. The effect of foreign currency exchange rates on consolidated balance sheet accounts was not material for the years ended March 31, 2024 and 2023.

Note 3. Receivables

Receivables consist of the following at March 31:

	March 31, 2024	March 31, 2023
Accounts receivable, trade	$ 57,190	$ 97,847
Other receivables	7,048	94,317
Allowance for credit losses	(34,571)	-
Receivables, net	$ 29,667	$ 192,164

Changes in the allowance for credit losses account is as follows:

	March 31, 2024
Beginning balance	$ -
Adoption of accounting standard	22,483
Credit loss expense	43,471
Write-offs charged against the allowance	(31,383)
Ending balance	$ 34,571

The Company recognizes an allowance for credit losses for accounts receivable and other receivables to present the net amount expected to be collected as of the balance sheet date. Such allowance is based on the credit losses expected to arise over the life of the asset (contractual term) which includes consideration of prepayments and based on the Company's expectations as of the balance sheet date.

The Company generally does not carry accounts receivable beyond thirty to sixty days for its U.S. operations, and beyond one year for its foreign subsidiaries, which mostly consist of customer-supplier relationships. Receivables are written off when the Company determines that such receivables are deemed uncollectible, in accordance with its policy. Write-offs are recognized as a deduction from the allowance for credit losses. Expected recoveries of amounts previously written off, not to exceed the aggregate of the amount previously written off, are included in determining the necessary reserve at the balance sheet date.

The Company's policy for recording the allowance for credit losses for trade receivables involves pooling its receivables based on similar risk characteristics in estimating expected credit losses. In situations where a receivable does not share the same risk characteristics with other receivables, the Company measures those individually. The Company also continuously evaluates such pooling decisions and adjusts as needed from period to period as risk characteristics change.

Note 4. Inventory

Inventory consisted of the following as of:

	March 31, 2024	March 31, 2023
Raw materials	$ 792,640	$ 894,770
Work in process	20,297	52,024
Finished goods	157,553	171,455
	$ 970,490	$ 1,118,249

Note 5. Property and Equipment

Property and equipment consist of the following as of:

	March 31, 2024		March 31, 2023	
Computer equipment	$	47,033	$	40,872
Furniture and equipment		29,926		29,856
Machinery and equipment		1,185,182		793,864
Leasehold improvements		70,539		-
		1,332,680		864,592
Less: accumulated depreciation		(810,557)		(747,854)
	$	522,123	$	116,738

For the years ended March 31, 2024 and 2023, the Company has recorded depreciation expense in the consolidated statements of operations of $62,703 and $97,373, respectively.

Note 6. Intangibles

Intangible assets consist of the following as of:

	March 31, 2024		March 31, 2023	
Assets in progress	$	1,745,040		-
Software and game design		587,724		1,699,195
Trademarks		69,734		62,809
Website		35,520		35,520
Customer list		5,000		5,000
		2,443,018		1,802,524
Less: accumulated amortization		(503,335)		(420,532)
	$	1,939,683	$	1,381,992

Intangible assets in progress represent website costs incurred by the Company, for which amortization starts upon the website launch, and capitalized Omni One software costs, which have not yet been released for sale. Omni One was released for sale in September 2024. For the years ended March 31, 2024 and 2023, the Company has recorded amortization expense in the consolidated statements of operations of $82,803 and $150,360, respectively.

Note 7. Notes Payable

On August 29, 2020, the Company received a loan from the U.S. Small Business Administration under its Economic Injury Disaster Loan assistance program (the "EIDL Loan") in light of the impact of the COVID-19 pandemic on the Company's business. The principal amount of the EIDL Loan was $25,000, with proceeds to be used for working capital purposes. The EIDL Loan is expected to mature in August 2050, bears interest at a rate of 3.75% per year, and accrued interest was payable monthly beginning in March 2023 with principal payments due beginning in September 2024. Interest expense on the EIDL Loan was $0 and $816 for the years ended March 31, 2024 and 2023, respectively.

On January 20, 2023, the Company's board of directors approved the issuance of simple agreements for future equity ("SAFE Notes"), for which a portion of the capital raised from the sale of SAFE Notes will be exempt from the registration requirements of the Securities Act of 1933, as amended ("Securities Act"), under Regulation CF of the Securities and Exchange Commission ("Regulation CF Offering"), and a portion of the capital raised from the sale of SAFE Notes were exempt from the registration requirements of the Securities Act under Rule 506(c) of Regulation D of the Securities and Exchange Commission. Between February 2023 and March 2024, the

Note 7. Notes Payable (continued)

Company issued SAFE Notes in exchange for a cash investment totaling $4,343,874 (the "Purchase Amount"). Additionally, $29,866 of SAFE Notes were issued to the broker associated with the Regulation CF Offering.

The SAFE Notes entitle the holders to convert the SAFE Notes into the Company's Series B preferred stock (see Note 11). The terms provide for automatic conversion of the SAFE Notes' Purchase Amounts into the Company's Series B preferred stock, if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's Series B preferred stock for gross proceeds of not less than $5,000,000.

The number of shares of Series B preferred stock to which the SAFE Notes convert is the Purchase Amount divided by the conversion rate determined by the lesser of a 20% discount to the share pricing in the triggering round, or a $180,000,000 post-money valuation on the Company's capitalization (as defined in the SAFE Notes).

In the case of a Liquidity Event (as defined in the SAFE Notes), before the termination of the SAFE Notes, the SAFE holders would automatically be entitled to receive number of shares of Conversion Stock (as defined in the SAFE Notes) equal to the Purchase Amount divided by the Liquidity Price (as defined in the SAFE Notes). If and upon a dissolution event, the SAFE Notes are treated as in equal priority with common stock on an as-converted basis for all instruments. If not otherwise previously converted or repaid, upon the SAFE Notes' maturity date, the SAFE Notes are to convert into Series B Preferred Stock at a conversion rate determined by the post-money valuation divided by the then outstanding fully diluted capitalization of the Company.

The SAFE Notes do not contain any voting rights and privileges. However, if the SAFE Notes convert into the Company's Series B preferred stock, SAFE holders will have all the same rights and privileges of the Series B preferred stock from the triggering financing.

Effective March 31, 2024, SAFE Notes in the amount of $3,348,356, were converted to 672,887 shares of Series B preferred stock. SAFE Notes maturing after March 31, 2024, in the amount of $1,025,383, were recorded in current liabilities in the consolidated balance sheet at March 31, 2024.

SAFE Notes maturing on or before March 31, 2024, in the amount of $1,731,558, were recorded in current liabilities in the consolidated balance sheet at March 31, 2023. Safe Note issuance costs of $90,858 were recorded in interest expense in the consolidated statement of operations as of March 31, 2023.

Effective April 27, 2022, the Company entered into an agreement to obtain financing with Western Technology Investment ("WTI"). The initial commitment of $1,000,000 was received on April 29, 2022. Terms of the note are interest-only payments through February 28, 2023, followed by thirty months of principal and interest payments, which began on March 1, 2023 in the amount of $38,967, and a maturity date of September 1, 2025. The note has a fixed rate of interest of 12.25% and is secured by all assets of the Company.

The Company has granted warrants associated with this note to acquire shares of Series A-2 Preferred Stock, which according to Topic 470-20, *Debt*, such warrants are recorded in equity as additional paid-in capital - preferred stock warrants, at fair value as of the date of issuance, and in liabilities, as a contra account, called discount on note payable, which is amortized over the life of the note.

Note 7. Notes Payable (continued)

The fair value of the 50,066 Series A-2 Preferred Stock warrants associated with this debt as of their issuance date was determined to be $44,979 using the Black-Scholes model with the following assumptions.

Exercise Price	$2.996
Dividend Yield	0.00%
Volatility	30.00%
Risk-free Rate	2.88%
Expected Years	7.5

The discount is being amortized over the life of the note using the effective interest method starting in June 2022. The carrying value of the note at March 31, 2024 was $619,996 ($636,755 principal, less unamortized deferred loan costs of $6,000 and discount of $10,759). The carrying value of the note at March 31, 20243 was $ $961,556 ($1,000,000 principal, less unamortized deferred loan costs of $10,500 and discount of $27,944). Discount amortization and amortization of loan costs included in interest expense was $21,685 and $21,535 for the years ended March 31, 2024 and 2023, respectively. Interest expense on the note was $104,362 and $104,125 for the years ended March 31, 2024 and 2023, respectively.

Future maturities of notes payable are as follows as of March 31:

	Principal
2025	$ 1,436,993
2026	226,058
2027	570
2028	592
2029	615
Thereafter	22,310
Total	1,687,138
Less: unamortized discount	(16,759)
	$ 1,670,379

Note 8. Leases

On April 1, 2022, the Company adopted ASC 842, *Leases*, using the modified retrospective method of adoption. Accordingly, prior periods were not recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit. The Company elected to utilize several practical expedients that were available under ASC 842. The adoption of ASC 842 resulted in the recognition of right-of-use assets of $216,198 and lease liabilities of $216,198 as of April 1, 2022. Amounts recognized as right-of-use assets are included in non-current assets in the accompanying consolidated balance sheet, while related lease liabilities are included in current and non-current liabilities in the accompanying consolidated balance sheet. Because the Company does not have access to the rate implicit in the lease, the risk-free rate is utilized as the discount rate. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company has several building leases. On June 25, 2015, the Company entered into a 39-month non-cancelable operating lease agreement for office space. On February 19, 2018, the Company entered into a 60-month extension of the lease term beginning on October 1, 2018, and expiring on September 30, 2023. On June 28, 2023, the Company entered into a 12-month extension of the lease term beginning on October 1, 2023, and expiring on September 30, 2024. Monthly rent payments increased to $12,600 for the 12 month extension. This lease was extended through November 30, 2029.

Note 8. Leases (continued)

The Company also has several non-cancelable operating leases for an office, warehouse space, and a shed in China, with various lease terms ranging from June 2023 to September 2025. Monthly rent payments range from approximately $800 per month to $11,000 per month. The Company also has a month-to-month apartment lease in China, with monthly payments of approximately $1,000 per month. Payments are made monthly on each lease, and the risk-free rate of return is 4.29%.

The total amount recorded as right-of-use assets as of March 31, 2024, was $296,437, and lease liabilities as of March 31, 2024, was $222,717, which was classified as current liabilities, and $73,720 which was classified as non-current liabilities. The total amount recorded as right-of-use assets as of March 31, 2023, was $72,844, and lease liabilities as of March 31, 2023, was $72,844, which was classified as current liabilities. The total lease expense recognized in the consolidated statements of operations for the years ended March 31, 2024 and 2023 for building leases was $283,325 and $216,340, respectively.

The following future payments due under operating leases as of March 31:

2025	$ 226,443
2026	73,703
Thereafter	-
Total lease payments	300,146
Imputed Interest	(3,709)
	$ 296,437

As of March 31, 2024, the weighted-average remaining lease term for the operating leases is 1.18 years. The weighted-average discount rate for the operating leases is 4.37% as of March 31, 2024.

Note 9. Research and Development

Expenses relating to research and development are expensed as incurred. Research and development includes costs such as design expenses, game and software development expenses, salaries, prototypes, and various other research and development expenses.

Note 10. Royalty Commitments

The Company has certain royalty commitments associated with the shipment of its products for the use of licensed software and modifications together with the Company's hardware and other software. Royalty expense is generally based on a dollar amount per unit shipped and can range from $1 per unit to $8 per unit. For the years ended March 31, 2024 and 2023, management has recorded royalty expense in the consolidated statements of operations of $907 and $1,529, respectively.

Note 11. Capital Stock

Effective February 8, 2023, under the Fifth Amended and Restated Certificate of Incorporation of the Corporation, the number of shares of Common Stock authorized increased from 30,000,000 shares to 37,000,000 shares, and the Company also increased its authorized Preferred Stock to 29,300,000 shares. The Preferred Stock is designated as 4,000,000 shares of Series Seed Preferred Stock, 4,300,000 shares of Series 2 Seed Preferred Stock, 7,000,000 shares of Series A-1 Preferred Stock, 7,000,000 shares of Series A-2 Preferred Stock, and 7,000,000 shares of Series B Preferred Stock.

Dividend Rights
Holders of Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock

Note 11. Capital Stock (continued)

which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the Company's Fifth Amended and Certificate of Incorporation. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
Each holder of Preferred Stock is entitled to one vote for each share of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted into Common Stock. Fractional votes are not permitted and if the conversion results in a fractional share, it will be rounded to the closest whole number. Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors, as a single class with the holders of Common Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as a separate class.

These matters include any vote to:
- Amend or repeal of any provision of the Certificate of Incorporation or Bylaws if the action would alter, change or otherwise adversely affect the powers, preferences, or privileges, of any series of the Preferred Stock;
- Increase or decrease the authorized number of shares of Preferred Stock or Common Stock;
- Authorize any new, or reclassify any existing class or series of equity securities with rights superior to or on par with any series of Preferred Stock;
- Redeem, repurchase, or otherwise acquire for value any shares of Common Stock or Preferred Stock other than certain allowable repurchases;
- Declare a dividend or distribute cash or property to holders of Common Stock; and
- Liquidate, dissolve, or windup the business, or effect any merger or consolidation of the Company.

Right to Receive Liquidation Distributions
In the event of the Company's liquidation, dissolution, or winding up, holders of its Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

The Preferred Stock has liquidation preferences of $0.80 per share, $1.05 per share, $2.332, $2.996 per share, and $6.22 per share for the Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, and Series B Preferred Stock, respectively. The total liquidation preference on all Preferred Stock as of March 31, 2024 and 2023, was $46,445,304 and $38,388,550, respectively.

Terms of Conversion
The Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the Company as provided by Section 4.3 of the Fifth Amended and Restated Certificate of Incorporation. Each share of Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes liquidation event of the Company. The conversion price of the Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights below.

Additionally, each share of the Preferred Stock will automatically convert into the Common Stock of the Company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Note 11. Capital Stock (continued)

Anti-Dilution Rights

Holders of Preferred Stock will receive certain antidilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Preferred Stock.

If equity securities are subsequently issued by the Company at a price per share less than the conversion price of the Preferred Stock then in effect, the conversion price of the Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fourth Amended and Restated Certificate of Incorporation.

Outstanding Stock

On November 29, 2023, the Company awarded 2,750,000 shares of Common Stock to an advisor (see Note 12).

At March 31, 2024 and 2023, total outstanding Common Stock was 8,250,000 and 5,500,000, respectively. At both March 31, 2024 and 2023, total outstanding Series Seed Preferred Stock was 3,750,000; total outstanding Series 2 Seed Preferred Stock was 3,601,709; total outstanding Series A-1 Preferred Stock was 4,646,982; and total outstanding Series A-2 Preferred Stock was 6,932,575.

As mentioned in Note 7, at March 31, 2024, SAFE Notes totaling $3,348,356 were converted to 672,887 shares of Series B preferred stock. Additionally, the Company issued 622,411 shares of Series B preferred stock for an investment of $3,871,396. At March 31, 2024, total outstanding Series B Preferred Stock was 1,295,298.

As of March 31, 2024, the Company has reserved 29,050,000 shares of its authorized but unissued Common Stock for possible future issuance in connection with the following:

	Shares
Long Term Incentive Plan	2,500,000
Conversion of Preferred Stock	28,943,599
Exercise of stock warrants	356,401

At March 31, 2024, Common Stock issued, plus unissued Common Stock available for possible future issuance, was greater than Common Stock authorized by 37,692 shares, which was resolved as of the date the consolidated financial statements were available to be issued.

Warrants

Warrants are issued in connection with debt (see Note 6) and equity from time to time at the Company's discretion.

As of March 31, 2023, the Company had warrants exercisable into 156,250 shares of Series Seed Preferred Stock, 192,088 shares of Series A-1 Preferred Stock, and 50,066 shares of Series A-2 Preferred Stock, for a total of 398,404 shares of Preferred Stock. During the year ended March 31, 2024, 42,003 warrants expired. As of March 31, 2024, the Company had warrants exercisable into 156,250 shares of Series Seed Preferred Stock, 150,085 shares of Series A-1 Preferred Stock, and 50,066 shares of Series A-2 Preferred Stock, for a total of 356,401 shares of Preferred Stock. The warrants are all exercisable as of both March 31, 2024 and 2023. The warrants have a weighted average exercise price of $1.57 per share, with a weighted average remaining term to expiration of 3.7 years (see Note 6 for more discussion on warrants).

According to guidance of Topic 470-20, these warrants are recorded in equity as additional paid-in capital – preferred stock warrants, at fair value as of the date of issuance, and as a reduction of additional paid in capital - preferred stock for the related stock purchased.

Note 12. Stock Compensation Expense

The Company accounts for stock-based compensation under the provisions of Topic 718, *Compensation – Stock Compensation*, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee

Note 12. Stock Compensation Expense (continued)

officers based on estimated fair values as of the date of grant. Compensation expense is recognized on a straight-line basis over the requisite service period.

As mentioned in Note 10, the Company has a stock-based employee compensation plan, the Long Term Incentive Plan (the "Plan"), for which 2,500,000 shares of common stock are reserved for issuance under the Plan. Awards granted under the Plan typically expire ten years after the grant date. At March 31, 2024, 335,492 shares were available for issuance under the Plan.

Incentive Stock Options ("ISOs") are granted to certain employees of Virtuix, Inc. from time to time. As of March 31, 2024 and 2023, 1,515,823 ISO options were granted.

As of March 31, 2024 and 2023, respectively, 438,008 and 408,008 ISO options were vested. As of March 31, 2024 and 2023, respectively, 877,815 and 840,315 ISO options were forfeited.

The board of directors of the Company has granted three non-qualified stock options ("NQSOs") for a total of 1,182,030 shares, with an exercise price of $0.11 per share, to certain independent contractors and advisors of Virtuix, Inc.

From time to time, the Company grants NQSOs to various other non-employees with exercise prices based on current stock valuations. As of March 31, 2024 and 2023, 1,639,000 NQSO options had been granted, and 1,426,500 and 1,416,500, respectively, NQSO options were vested. As of March 31, 2024 and 2023, 112,500 NQSO options were forfeited.

Compensation expense pertaining to ISOs of $29,800 and $26,717, and compensation expense pertaining to NQSOs of $10,998 and $3,904 was recorded for the years ended March 31, 2024 and 2023, respectively, in general and administrative expenses in the consolidated statements of operations.

Total compensation cost related to non-vested awards not yet recognized as of March 31, 2024 and 2023, was $32,560 and $82,140, respectively, and will be recognized over a weighted-average period of approximately 18 months.

The amount of future stock option compensation expense could be affected by any future option grants or by option holders leaving the Company before their grants are fully vested or exercised.

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Note 12. Stock Compensation Expense (continued)

The assumptions utilized in determining the fair value of option grants during the years ended March 31, 2024 and 2023 are as follows:

	2024	2023
Exercise Price - ISOs	N/A	0.65
Exercise Price - NQSOs	N/A	0.65
Dividend Yield	N/A	0.00%
Volatility	N/A	30.00%
Risk-free Rate - ISOs	N/A	2.88%
Risk-free Rate - NQSOs	N/A	2.88%
Years to Expiration - ISOs	N/A	7.5
Years to Expiration - NQSOs	N/A	7.5

Vesting generally occurs over a period of three to four years for employees and two to three years for non-employee consultants. A summary of information related to stock options for the years ended March 31, 2024 and 2023, is as follows:

	2024		2023	
	Shares	Price	Shares	Price
Outstanding - Beginning of Period	2,202,008	$ 0.26	1,849,508	$ 0.26
Granted	-	-	380,000	0.65
Exercised	-	-	-	-
Forfeited	(37,500)	0.65	(27,500)	0.69
Outstanding - End of Period	2,164,508	$ 0.32	2,202,008	$ 0.33
Exercisable at End of Period	1,864,508	$ 0.27	1,824,508	$ 0.26
Weighted average duration to expiration of outstanding options at period-end (years)	2.2		3.3	
Weighted average grant date fair value	$ 0.30		$ 0.30	

The total intrinsic value of the stock options at March 31, 2024 and 2023, respectively, is $2,974,353 and $842,228.

As mentioned in Note 11, the Company awarded 2,750,000 shares of Common Stock on November 29, 2023. The award agreement contained a contingent feature, whereby the Company could repurchase the shares at par value, if certain obligations were not fulfilled by the advisor by March 31, 2024. In accordance with Topic 718, the award was recorded at fair value of $1.69 per share. A total of $4,644,750 of stock compensation expense was recorded in the consolidated statement of operations on the date the award. As of March 31, 2024, the advisor had not fulfilled their obligation, and the shares could be repurchased in accordance with the award agreement (see Note 18).

Note 13. Income Taxes

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, share-based compensation expense, and for net operating loss carryforwards.

Deferred tax assets consisted of the following at March 31, 2024 and 2023:

	March 31, 2024	March 31, 2023
Deferred tax assets:		
Share-based compensation expense	$ 1,051,148	$ 73,683
Net operating loss carryforward	7,403,222	6,301,198
Long-term deferred tax liabilities:		
Property and equipment	(91,356)	(20,539)
Net deferred tax assets and liabilities	8,363,014	6,354,342
Valuation allowance	(8,363,014)	(6,354,342)
Net deferred tax asset	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The federal tax rate in effect affecting future tax benefits at March 31, 2024 and 2023, was 21%. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance, as indicated above, is required due to net operating losses for the years ended March 31, 2024 and 2023, and due to the cumulative loss through March 31, 2024. Accordingly, no provision for deferred income taxes has been recognized for the years ended March 31, 2024 and 2023.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. Prior to March 2020, NOL carryforwards generated in years beginning after December 31, 2017 carryforward indefinitely and apply to 80% of future taxable income. Carrybacks of NOLs are disallowed. In March 2020, the CARES Act was enacted providing a five-year carryback for losses incurred in 2018, 2019, or 2020, which allows companies to modify tax returns up to five years prior to offset taxable income from those tax years. The CARES Act also temporarily suspended the NOL limit of 80% of taxable income. The Company has not had income in prior years, thus, NOL carryforwards available to offset future taxable income amount to $35,253,436 as of March 31, 2024, of which $12,561,963, pertains to years prior to 2018 and expire between 2034 and 2038, and $22,691,473 pertains to years subsequent to 2018 and carryforward indefinitely. Such amounts have been fully reserved in the valuation allowance discussed above.

The Company's effective tax rate for the years ended March 31, 2024 and 2023 was 0% due to the full valuation allowance on the net deferred tax assets.

Topic 718 provides that income tax effects of share-based payments are recognized in the financial statements for those awards that will normally result in tax deductions under existing tax law. Under current U.S. federal tax law, the Company receives a compensation expense deduction related to NQSOs only when those options are exercised. Accordingly, the consolidated financial statement recognition of compensation cost for NQSOs creates a deductible temporary difference, which results in a deferred tax asset and a corresponding deferred tax benefit in the consolidated statement of operations. The Company does not recognize a tax benefit for compensation expense related to ISOs unless the underlying shares are disposed of in a disqualifying disposition.

Note 13. Income Taxes (continued)

Accordingly, compensation expense related to ISOs is treated as a permanent difference for income tax purposes.

Under the People's Republic of China Enterprise Income Tax Law, enterprise income tax is collected from companies on a quarterly basis, and is based on the net income companies obtain while exercising their business activity, normally during one business year. The standard tax rate is 25%. For VML_ZH, taxes attributable to the years ended March 31, 2024 and 2023, was $10,676 and $5,443, respectively.

Note 14. Investment in Joint Venture

As mentioned in Note 1, the Company has an investment in a Joint Venture. VML has 49% ownership and does not have control over the Joint Venture, therefore, the investment has been accounted for using the equity method.

As of March 31, 2024, the Joint Venture had total assets of $380,208, total liabilities of $406,860, and total equity of $(26,652).

As of March 31, 2023, the Joint Venture had total assets of $493,761, total liabilities of $479,173, and total equity of $14,588.

For the fiscal year ended March 31, 2024, the Joint Venture had operating revenue of $277,215, cost of goods sold of $200,332, operating costs of $117,420, and net loss of $40,537. Under the equity method, net loss attributable to the Company was $23,356, resulting in a share of loss in joint venture of $20,161 in the consolidated statement of operations for the year ended March 31, 2024.

For the fiscal year ended March 31, 2023, the Joint Venture had operating revenue of $412,532, cost of goods sold of $264,356, operating costs of $138,363, and net income of $9,813. Under the equity method, net income attributable to the Company was $4,828, resulting in a share of profit in joint venture of $4,828 in the consolidated statement of operations for the year ended March 31, 2023.

During the years ended March 31, 2024 and 2023, the following related party transactions occurred: the Company's China subsidiary had sales to Heroix of $111,218 and $182,349, respectively. As of March 31, 2024, the Company's China subsidiary had zero accounts receivable from Heroix, had zero accounts payable to Heroix, and held prepayments from Heroix for unshipped orders of $45,379. As of March 31, 2023, the Company's China subsidiary had accounts receivable from Heroix of $557, had zero accounts payable to Heroix, and held prepayments from Heroix for unshipped orders of $33,708.

Note 15. Disaggregation of Revenue

Revenue streams from performance obligations included in net sales as of March 31, 2024 and 2023, in the consolidated statements of operations are as follows:

	March 31, 2024	March 31, 2023
SALES		
Omni Pro units and accessories, net of discounts	$ 205,846	$ 385,250
Omniverse credits	296,703	252,590
Omni Care program	256,667	335,333
Omni Arena	1,637,283	3,241,271
Omni One	12,421	5,190
NET SALES	$ 2,408,920	$ 4,219,634

Note 16. Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has not generated profits since inception, has negative cash flows from operations, has sustained net losses of $12,440,851 and $5,482,829 for the years ended March 31, 2024 and 2023, respectively, and has an accumulated deficit of $48,883,256 and $35,419,922 as of March 31, 2024 and 2023, respectively. The Company has limited working capital and liquid assets as of March 31, 2024 relative to its operating cash flow needs. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Management has taken several actions to ensure that the Company will continue as a going concern for the next twelve months from the date the consolidated financial statements are available to be issued:
1. The Company will continue to ramp up production of Omni One and anticipates significant revenues from the Omni One product line when the product is in mass production.
2. The Company continues to raise capital from existing and new shareholders as necessary to fund its operating needs.

No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 17. Patents

As of March 31, 2024, the Company owns thirteen issued utility patents and nine issued design patents, and seven additional applications are still pending.

Note 18. Subsequent Events

Management has evaluated subsequent events through February 10, 2025, the date the consolidated financial statements were available to be issued.

In April 2024, the Company repurchased 2,750,000 shares of common stock at $.001 per share, in accordance with the agreement mentioned in Note 12, and recorded treasury stock ("Treasury Stock") and other income in the amount of $4.6 million in accordance with Topic 718.

Note 18. Subsequent Events (continued)

On April 5, 2024, the Company awarded 2,750,000 shares held in Treasury Stock to an advisor (the "Advisor"), for which the fair value of the award vests over a twenty-four month period. Stock compensation expense pertaining to this award recorded as of the date the consolidated financial statements were available to be issued was approximately $1.9 million. The advisor was also added to the Company's Board of Directors on this date.

In April 2024, SAFE Notes totaling $995,518 were converted to 199,758 shares of Series B preferred stock.

In April 2024, the Company issued additional SAFE Notes in exchange for a cash investment totaling $3,598,805, which were converted to 723,228 shares of Series B preferred stock on April 30, 2024.

Virtuix Arabia LLC ("VA") was formed in June 2024, and is a 57.5% owned foreign subsidiary of VHI. VA has not yet begun operations.

From July 2024 through December 2024, the Company issued unsecured subordinated notes totaling $2,485,000. The notes bear interest at 18% and mature on December 31, 2024, with an option to extend the maturity until June 30, 2025. All of the notes were extended through June 30, 2025.

From September 2024 through January 2025, the Company issued 319,112 shares of Series B preferred stock to accredited investors under Regulation D in exchange for cash investments totaling $1,829,520 and the tender of unsecured subordinated notes with a principal amount totaling $117,500. The Company also issued warrants to purchase 238,723 shares of Common Stock of the Company.

In December 2024 and January 2025, the Company issued 122,414 shares of Series B preferred stock to investors participating in a StartEngine investment campaign under Regulation CF, in exchange for cash investments totaling $594,962 (net of investor fees).

Between June 2024 and October 2024, 1,193,280 of options issued under the Long Term Incentive Plan, mentioned in Note 12, expired.

As of December 31, 2024, 156,250 of warrants mentioned in Note 11 expired.

The Long Term Incentive Plan, mentioned in Note 12, expired on April 6, 2024. On January 22, 2025, the Company adopted a new Long Term Incentive Plan, providing for the issuance of up to 1,850,000 shares of Common Stock of the Company upon the exercise of options or the issuance of restricted stock awards under the plan. The Company approved the issuance of option grants to employees of the Company under the new plan totaling 1,635,000 optioned shares.

No additional material events were identified which require adjustment or disclosure in the consolidated financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Step Into the Game

Virtuix develops and sells "Omni," a leading brand of omni-directional treadmills that let players walk and run in 360 degrees inside VR games and other virtual worlds. We've earned over $18 million in revenue and recently launched our newest product: Omni One, our most...
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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Virtuix

Step Into the Game

Experience VR without boundaries. Walk and run in 360 degrees inside video games.



$1,585,227.81 Raised

OVERVIEW | ABOUT | TERMS | UPDATES | REWARDS | DISCUSSION | INV ›

Get Equity
$6.22 Per Share

PREVIOUSLY CROWDFUNDED
$18,896,552

RAISED	INVESTORS
$1,585,227.81	631
MIN INVEST	**VALUATION**
$497.60	$201.13M

Most Funded
Top 15 in amount raised on StartEngine

What does this badge mean? **See here**

REASONS TO INVEST

- Backed by $40M+ in funding from major investors such as Mark Cuban, Maveron, & Scout Ventures, the Omni transforms immersive gaming and simulation by enabling 360-degree movement in VR.
- We've sold over $18 million worth of products to major companies such as Dave & Buster's, and have built a player community of over 400,000 registered players.
- Our newest product, Omni One, is our most advanced treadmill yet, providing full freedom of movement for applications including at-home gaming, fitness, and defense training & simulation.



Jan Goetgeluk • Chief Executive Officer and Board Member
Jan Goetgeluk is the founder and CEO of Virtuix, and the developer of "Omni", the premier brand of omni-directional treadmills that enable players to walk and run in 360 degrees inside video games and other virtual reality applications. Prior to foundi...
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David Allan • Managing Director - Asia, Board Member
David is a Taiwan-based executive with more than 25 years of experience growing hardware startups, servicing top-tier OEM customers, and overseeing large-scale manufacturing programs. David manages Virtuix's Asian manufacturing subsidiaries.



Parth Jani • Board Member
Parth Jani is the founder and CEO of JC Team Capital, a venture fund with interests and investments in the entertainment, hospitality, and real estate industries.



Ugo de Charette • Board Member
Mr. Ugo de Charette is the Chief Investment Officer of his family office, managing a vast portfolio of media, technology, and real estate investments. Mr. de Charette currently lives in Dubai, UAE. He holds a BA in International Economics and International Affair...
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Michael Bradley McGovern • Board Member
Brad McGovern is a Director at Virtuix and an entrepreneur managing his family's diverse business ventures, including ESP Ultrasound, Countless Supply, Valorian, and Guide10 Ventures. He formerly served as Managing Partner at Seitz, DeMarco & ...
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Lauren Premo • Head of Sales and Marketing
Lauren Premo leads Virtuix's sales and marketing teams. She previously served as Director of Marketing at Corsair (NASDAQ: CRSR), a leading gaming hardware brand, where she grew the marketing budget and scaled the marketing team.

THE PITCH

Full Freedom of Movement in Virtual Reality

At Virtuix, we create omni-directional treadmills that let users walk, run, crouch, and jump in 360 degrees in VR . We're already selling two commercial products: Omni Pro and Omni Arena. Now, we've just launched Omni One, a consumer version, and Omni Mission Trainer (OMT), a training system for the defense industry. With 24 secured patents, $18 million in sales to date, and $40 million raised from previous crowdfunding campaigns and investors such as Mark Cuban, we're positioned to scale.



Ushering in a new era in virtual reality technology
Experience full-body VR at home with our newest product: Omni One

THE PROBLEM & OUR SOLUTION

The Next Generation of VR Technology



Headset-only experiences are unnatural and static
Users need the freedom to walk around virtual worlds as you do in real life, not by pushing buttons on a controller

Navigating virtual worlds by pushing buttons on a controller feels unnatural and static. To experience true VR, users need the freedom to walk around virtual worlds as you do in real life – using your own feet.



Stay active
2,341
Introducing Omni One
Compact, designed for your home, and enabling full freedom of movement

With over 3 million plays, the Omni has become a hit at commercial entertainment venues like Dave & Buster's. In response to demand from our fans, we developed our newest product: Omni One, a consumer version of the Omni optimized for home use. Omni One enables full freedom of movement, including kneeling and jumping, yet occupies very little floorspace. It's also easy to assemble and move around the home.

By making the Omni available to consumers, we aim to usher in the next generation of VR gameplay with Omni One's innovative design. As an added benefit, users burn calories while playing video games!



BURN CALORIES







Omni One is a complete entertainment system that includes a standalone VR headset (no PC needed) and optimized games, delivering a seamless user experience. We've already signed up more than 50 top VR titles for Omni One's game store, including popular games like Breachers, Hubris, and Peaky Blinders, and PC VR is also supported. At a price point starting at $2,595 for Omni One Core (or $90 / month), hardware revenues are projected to increase with production scale. Our current production facility can ship 3,000 units a month. We anticipate additional high-margin potential from recurring revenues through monthly subscriptions and game sales.

In addition to the Omni One system for at-home gaming and fitness, we also launched Omni Mission Trainer (OMT), a system comprising of 12+ Omni One treadmills for training of infantry and special forces. The U.S. Air Force has already purchased two OMT stations for testing. By deploying our technology for both consumer and defense (so-called "dual use"), we're targeting two large market opportunities, diversifying our business for possible expansion and value creation for our investors.

THE MARKET & OUR TRACTION

Growing Revenues and Major Investor Support


Reviews
We receive glowing testimonials from customers, media, and content creators.
Unlike anything I've experienced before.
Dean Takahashi
Lead Writer, VentureBeat
The most fun workout ever.
Otterwordly
Content Creator

These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

With our expanding install base of over 75 Omni Arena attractions at entertainment venues nationwide, we've built a devoted and rapidly growing player community of over 400,000 registered players, and 30,000 players monthly. We have the email addresses of these Omni fans and can promote Omni One to this established fanbase, aiming for efficient reach with low incremental cost.

Thanks to the Omni's viral appeal, media and influencers often post Omni content at no cost to us. A recent CNET video post garnered over 50 million views and 1 million likes. Even Elon Musk recently tweeted a video of the Omni to his 120 million followers. As a result, before Omni One's launch, we collected over 3,000 preorders ($200 deposit required) with little marketing and at a low customer acquisition cost.


$40 Million+
Raised in capital from Mark Cuban, 12 venture funds including Maveron and Scout Ventures, and 2 strategic investors
omni

Since our founding, we've achieved the following milestones:

- Sold $18 million worth of hardware, including over 4,000 Omni Pro systems in 45 countries and over 75 Omni Arena systems sold to U.S. entertainment venues (current selling price of $174,000)
- Hosted over 3 million plays at entertainment venues, with over 400,000 registered players
- Presold 3,000 Omni One systems to consumers, representing revenues of $7+ million
- Signed up more than 50 top VR titles for the Omni One game store, and PC VR is also supported
- Secured 24 issued patents and 8 pending patents covering mechanical design, motion tracking, and game integration
- Raised over $40 million in capital from Mark Cuban, 12 venture funds including Maveron and Scout Ventures, and 2 strategic investors
- Expanded into the defense industry by launching Omni Mission Trainer (OMT), a military training system (in collaboration with the U.S. Air Force)

Virtuix's management team and advisory board bring over 100 years of gaming and hardware industry experience at notable businesses including Activision, Dave & Buster's, and Guitar Hero.



> "I believe in the Virtuix team and technology. Omni is a key piece of VR that's been missing."
>
> — Mark Cuban

*This testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

WHY INVEST

Building the Future of Gaming and Simulation



Join us today

Help us bring our popular gaming experience to millions of homes around the world

After the multi-million dollar success of our commercial Omni products, we're moving into home entertainment with Omni One and defense with OMT. The hard work has been done: the Omni One hardware and software is developed, we've built a factory to produce up to 3,000 Omni One units a month, and we started shipping. Now, we're ready to scale. Join our mission to take immersion to the next level and bring full freedom of movement to gaming, fitness, training & simulation, and other VR applications.

ABOUT

HEADQUARTERS
11500 Metric Blvd., Suite 430
Austin, TX 78758

WEBSITE
View Site ⌂

Virtuix develops and sells "Omni," a leading brand of omni-directional treadmills that let players walk and run in 360 degrees inside VR games and other virtual worlds. We've earned over $18 million in revenue and recently launched our newest product: Omni One, our most advanced treadmill yet.

TERMS
Virtuix

Overview

PRICE PER SHARE
$6.22

VALUATION
$201.13M

DEADLINE ⓘ
Jul. 29, 2025 at 11:59 PM PDT

FUNDING GOAL ⓘ
$15K - $5M

Breakdown

MIN INVESTMENT ⓘ
$497.60

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$4,999,996.76

SHARES OFFERED
Series B Preferred Stock

MIN NUMBER OF SHARES OFFERED
2,411

MAX NUMBER OF SHARES OFFERED
803,858

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Circular	→
Offering Memorandum	→



RISKS

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in This Offering

Proxy: Investors in this offering will appoint the Company's Chief Executive Officer (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by theInvestor will be coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Loyalty Bonus

Previous investors will receive 10% bonus shares (accumulative to all other perks).

Time-Based Investment Incentives

Early Bird

Invest by November 21 and receive 10% bonus shares.

Flash Perk

Invest between February 20th and March 22nd 9:49 AM EST and receive 10% bonus shares.

Amount-Based Investment Incentives

$1,000+ | Explorer

Invest $1,000+ and receive $100 store credit applicable to all products sold on our website.

$2,000+ | Pathfinder

Invest $2,000+ and receive $200 store credit applicable to all products sold on our website.

$5,000+ | Voyager

Invest $5,000+ and receive 5% bonus shares and $500 store credit applicable to all products sold on our website.

$10,000+ | Trailblazer

Invest $10,000+ and receive 10% bonus shares and $1,000 store credit applicable to all products sold on our website.

$20,000+ | Pioneer

Invest $20,000+ and receive 20% bonus shares and $2,000 store credit applicable to all products sold on our website.

$50,000+ | Legend

Invest $50,000+ and receive 20% bonus shares and the "Pioneer" non-bonus share perks + a VIP trip to Austin that includes air travel for 2 people (within continental U.S.), 5-star hotel for 3 nights (1 room), BBQ meal with Virtuix's CEO Jan Goetgeluk + tour of Virtuix to meet the team.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Virtuix Holdings Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series B Preferred Stock at $6.22 / share, you will receive 110 shares of Series B Preferred Stock, meaning you'll own 110 shares for $622. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Loyalty Bonus and the Venture Club bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.



NEW UPDATES



05.06.25

jBahr Plays TREKS

Explore the world in Treks for the Omni One VR Treadm...
Watch later
Share
Watch on YouTube

jBahr Plays TREKS

"Here's how a nerd gets his cardio in." - jBahr

especially young people.

The video elicited some nice reactions from jBahr's audience:



Comments
@24ktrapbwoy 2 weeks ago
Very cool
5
Reply
@Gabie_kaas 2 weeks ago
I really want that
2
Reply
@cruzchaps3662 2 weeks ago
This is awesome
1
Reply

Thanks to the launch of Omni One, **our revenues grew 244%** from the first quarter to the third quarter of our fiscal year ending 3/31/25. If you haven't done so yet, consider investing in a fast-growing company like Virtuix. Join our mission to get gamers off the couch and onto their feet!

Best regards,

Jan and the Virtuix team

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

ALL UPDATES

05.02.25

A closer look at Omni One



A Closer Look at Omni One

We designed Omni One to be a high-end, full-body VR system that provides a seamless user experience.

Our main challenge was to provide full freedom of movement (incl. crouching, kneeling, and jumping) while still providing safety to users, large and small, so that they don't fall down or walk off the Omni base. We addressed this challenge with a patent-protected design that uses a series of hinges, variable springs, and dampeners.

As a result, Omni One can be used by kids as short as 4'4" (132 cm) and by adults as tall as 6'4" (192 cm) and weighing up to 250 lbs (113 kg).



Omni One is also optimized for ease of use. Assembling Omni One only takes a few minutes and doesn't require any tools. And thanks to wheels and a lift-handle, Omni One is easy to move around.



The result? Our most advanced treadmill yet, designed to provide full freedom of movement and be highly mobile.

In addition to at-home gaming and fitness, Omni One treadmills are integral components of Omni Mission Trainer, our multi-soldier training and simulation system for the defense industry. We believe that any VR application that requires physical movement would be enhanced by Omni One!

If you haven't invested yet, join our growing investor community and potentially earn exclusive investor discounts on the purchase of Omni One.

Best regards,

Jan and the Virtuix team

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.29.25

Don't Miss Out on These Perks



Don't Miss Out on These Perks!

Our StartEngine campaign continues its momentum. Join over 600 fellow investors and complete your investment in Virtuix to earn exciting perks, including:

- 10% bonus shares for returning investors
- 10% bonus shares for StartEngine Venture Club members
- Additional bonus shares and Omni One store credit based on your level of investment:

Explorer	Pathfinder	Voyager
$1,000	**$2,000+**	**$5,000+**
Invest $1,000+ and receive $100 store credit applicable to all products sold on our website	Invest $2,000+ and receive $200 store credit applicable to all products sold on our website.	Invest $5,000+ and receive 5% bonus shares and $500 store credit applicable to all products sold on our website.
Invest	Invest	Invest

Trailblazer	Pioneer	Legend

receive 10% bonus shares and $1,000 store credit applicable to all products sold on our website.

Invest

receive 20% bonus shares and $2,000 store credit applicable to all products sold on our website.

Invest

receive 20% bonus shares and the "Pioneer" non-bonus share perks + a VIP trip to Austin that includes air travel for 2 people (within continental U.S.), 5-star hotel for 3 nights (1 room), BBQ meal with Virtuix's CEO Jan Goetgeluk + tour of Virtuix to meet the team.

Invest

If you haven't invested yet, we hope you join our exciting road ahead and become part of our growing investor community!

Best regards,

Jan and the Virtuix team

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.26.25

Walk around in your favorite games



Walk Around in Your Favorite Games

With Omni One, you can fully immerse yourself in your favorite games, using your entire body to explore, engage, and interact like never before. And as an added benefit, you burn calories while playing video games!

We've already got more than 55 games confirmed for release on the Omni One game store, including top VR titles like Arizona Sunshine, Peaky Blinders, Breachers, and Ghostbusters. Each game has been adapted for Omni One movement.

Omni One also supports SteamVR. Using our Omni Connect application, you can connect Omni One to your PC and play any suitable games from your SteamVR library. Dreaming of roaming around in Skyrim? Now you can!



Thanks to the launch of Omni One, our revenues grew from $340,000 in the first quarter of our fiscal year ending 3/31/25 to $1,170,000 in the third quarter, **a growth rate of 244%!*** If you haven't done so yet, consider investing in a growing company like Virtuix. We invite you to become a shareholder and join us on our exciting journey ahead.

Best regards,

Jan and the Virtuix team

* Past performance is not indicative of future results.
This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.24.25

Axon Purchases Omni One



Axon Purchases Omni One

Axon, one of the world's largest suppliers of law enforcement equipment with a $40B market cap (NASDAQ: AXON), purchased and tested Omni One for integration in their VR training system for police officers.

Rick Smith, Axon's billionaire founder and CEO, met personally with Virtuix CEO Jan Goetgeluk to demo the system and discuss a possible partnership.





Omni One adds an important component to law-enforcement training in VR: the ability to move around inside a virtual training environment of unlimited size. We look forward to working with Axon to integrate Omni One with their training solutions!

Thanks to the launch of Omni One, **our revenues grew 244%** from the first quarter to the third quarter of our fiscal year ending 3/31/25. If you haven't done so yet, consider investing in a growing company like Virtuix. We hope you become a shareholder and join us on our exciting journey ahead!

Best regards,

Jan and the Virtuix team

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

MMORPG Reviews Omni One



MMORPG Reviews Omni One

MMORPG, a popular gaming publication, released their full review of Omni One, giving our product a **"GREAT" rating of 8.5/10**. See a few notable quotes from the review below:

"The Omni One VR system has left a substantial impression. It's an ambitious piece of hardware aiming to deliver a complete virtual reality experience right out of the box, an endeavor that Virtuix has unquestionably achieved."

"The Omni One is an impressive, ambitious all-in-one VR solution, delivering exceptional immersion through advanced hardware, unrivaled freedom of forward movement, and great visuals with a modern custom headset."

"Virtuix also plays up the extensive movement capabilities, tracking your steps and time spent in game, which undoubtedly is a fantastic addition for players looking to get in exercise while playing their favorite game." *

You can read the full review here.

Thanks to the launch of Omni One, our revenues grew from $340,000 in the first quarter of our fiscal year ending 3/31/25 to $1,170,000 in the third quarter, **a growth rate of 244%!** If you haven't done so yet, consider investing in a growing company like Virtuix. We hope you become a shareholder and join us on our exciting journey ahead!

Best regards,

Jan and the Virtuix team

* This testimonial may not be representative of the experience of other customers and is no guarantee of future performance or success.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.18.25

$1.5 Million Raised! Thank You



Over $1.5 Million Raised!

Our StartEngine campaign has achieved a significant milestone, with over $1.5 million raised from more than 600 investors! We're incredibly grateful for your immense enthusiasm and support.

Complete your investment today and earn various perks, including:

- 10% bonus shares for returning investors
- 10% bonus shares for StartEngine Venture Club members
- Additional bonus shares and Omni One store credit based on your level of investment

If you haven't invested yet, we hope you join our exciting road ahead and become part of our growing investor community!

Best regards,

Jan and the Virtuix team

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.17.25

OMT in Orlando





OMT in Orlando

Last week, we demonstrated Omni Mission Trainer (OMT) to U.S. Army leaders and decisionmakers at the VRARA Immersive Technology Summit in Orlando, FL. This event hosted the executive team of the Army's program office for training and simulation (PEO STRI) and members of the Synthetic Training Environment Cross-Functional Team (STE CFT), who are tasked with modernizing the Army's virtual training systems.

After the event, we set up an OMT station at the office of a major defense partner, who is integrating it with their flight simulators that are deployed to Air Force bases nationwide.

Dual-Use Opportunity

We're excited to see our technology's traction in the defense industry. OMT, our innovative training system for dismounted soldiers, supplements our consumer business and positions us as a potentially high-growth "dual-use" company.

If you haven't done so yet, consider diversifying your public stock portfolio by investing in a private company like Virtuix, with potential for growth and a technology offering dual exposure to consumer and defense markets. Join us on our exciting journey ahead by becoming a shareholder today!

Best regards,

Jan and the Virtuix team

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.15.25

$1T Defense Budget



$1T Defense Budget

Last week, President Trump unveiled plans for a **$1 trillion defense budget.** He intends to make next year's budget the largest in history, representing an increase of nearly 12% from current spending levels.

In parallel, President Trump signed three executive orders aimed at improving and accelerating defense procurement, with a preference for **commercially available solutions.**

This increased focus on commercially available products provides opportunities for Omni Mission Trainer (OMT), our revolutionary training system for infantry and special forces. The U.S. Air Force has already purchased two OMT stations for testing, and together with our partners at Yokota Air Base, we've applied for a $1.2MM contract. We're also pursuing several other contracts with both the U.S Air Force and Army.


U.S. AIR FORCE
"The OMT system is set to revolutionize the military training landscape. We look forward to collaborating on the development of this groundbreaking system."

Adrian Sinclair, COO at US Air Force YokoWERX

This testimonial may not be representative of the experience of other customers and is no guarantee of future performance or success.

By deploying our technology for both consumer and defense (so-called "dual use"), we're developing two businesses, high-volume Omni One and high-margin OMT. We believe this dual-use model positions us for potential revenue growth and value creation for our investors.

If recent turmoil in the public equity markets has left your head spinning, consider diversifying your portfolio with an investment in a fast-growing private company like Virtuix. Become a shareholder today and join us on our exciting journey ahead!

Best regards,

Jan and the Virtuix team

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Forbes

FORBES > INNOVATION > CONSUMER TECH

A Decade Of Innovation: Virtuix Levels Up VR With Omni One

Charlie Fink Contributor ⓘ

A former tech executive covering AI, XR and The Metaverse for Forbes.

[Follow]

Forbes Features Virtuix

Virtuix has been featured by major tech journals, business outlets, and the mainstream press. In case you missed it, check out *this Forbes article* that delves into the history of Virtuix and our development of Omni One.

Forbes also included this glowing endorsement from Mark Cuban, one of our earliest backers who invested in three successive funding rounds:



"I believe in the Virtuix team and technology. They're bringing a revolutionary product to market that enables users to physically move around within virtual worlds. It's a key piece of VR that's been missing."

– Mark Cuban, Virtuix investor

If you haven't done so yet, complete your investment today and become part of our investor community!

Best regards,

Jan and the Virtuix team

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.10.25

Virtuix Revenues Are Growing Rapidly

FISCAL YEAR ENDING QUARTERLY REVENUE GROWTH:

($ Thousands)

$1,200	
$1,000	
$800	
$600	$520K
$400	$340K
$200	
$0	Q1 FYE'25 Q2 FYE'25 Q3 FYE'25

244% → $1,170K

Preliminary unaudited internal information. Final data may vary significantly.

Our Revenues Are Growing Rapidly

Thanks to the launch of Omni One, our revenues grew from $340,000 in the first quarter of our fiscal year ending 3/31/25 to $1,170,000 in the third quarter, **a growth rate of 244%.**

Within a few weeks, we anticipate finalizing our fourth-quarter and year-end financials and announcing our year-over-year growth numbers – stay tuned.

With Omni One, we aim to keep scaling our high-volume consumer business. With Omni Mission Trainer, our new multi-soldier training system for the defense industry, we're adding a new business with high-margin potential. We believe this "dual-use" model (consumer plus defense) strengthens our market position and supports long-term operational growth.

If you haven't invested yet, we hope you join us on our exciting road ahead and become part of our expanding investor community!

Best regards,

Jan and the Virtuix team

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

[Show More Updates]

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000

Explorer

Invest $1,000+ and receive $100 store credit applicable to all products sold on our website.

Select

$2,000

Pathfinder

Invest $2,000+ and receive $200 store credit applicable to all products sold on our website.

Select

$5,000

Voyager

Invest $5,000+ and receive 5% bonus shares and $500 store credit applicable to all products sold on our website.

Select

$10,000

Trailblazer

Invest $10,000+ and receive 10% bonus shares and $1,000 store credit applicable to all products sold on our website.

Select

$20,000

Pioneer

Invest $20,000+ and receive 20% bonus shares and $2,000 store credit applicable to all products sold on our website.

Select

$50,000

Legend

Invest $50,000+ and receive the "Pioneer" perks + a VIP trip to Austin that includes air travel for 2 people (within continental U.S.), 5-star hotel for 3 nights (1 room), BBQ meal with Virtuix's CEO Jan Goetgeluk + tour of Virtuix to meet the team.

Select

JOIN THE DISCUSSION

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What's on your mind?

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Post

MB **Martin Belardo**
14 days ago

Hi Jan,
...
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JG **Jan Goetgeluk** ⊘
Virtuix • 14 days ago

Hi Martin,
...
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as **amit sharda**
2 months ago

I really love the product and am impressed by the growing community and the launches the company ha...
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...
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View 2 more replies

Dan Cobb
2 months ago

Hey Jan, thanks for your very prompt response to my
previous question. I should have asked it better. How ...
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💬 1 ↑ 0 🏳

Jan Goetgeluk ○
Virtuix • 2 months ago

Hi Dan,
...
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↑ 0 🏳

Dan Cobb
2 months ago

Hey guys, been an investor since 2021 round. Very cool
product and happy to see great progress....
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Jan Goetgeluk ○
Virtuix • 2 months ago

Hi Dan,
...
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↑ 0 🏳

amit sharda
2 months ago

Hi I have invest in two rounds before, the product is
great, what is the time frame to bring the Omni n othe...
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💬 1 ↑ 0 🏳

Jan Goetgeluk ○
Virtuix • 2 months ago

Hi Amit,
...
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↑ 0 🏳

Tara Geria
3 months ago

I invested $5,000 in 2016. Glad to see the progress
Virtuix has made, but at this point after 9 years, I am ...
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💬 1 ↑ 0 🏳

Jan Goetgeluk ○
Virtuix • 2 months ago

Hi Tara,
...
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↑ 0 🏳

James Wood
3 months ago

I invested in 2016 through SeedInvest and then again in
May 2023. My account shows the initial investment b...
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💬 1 ↑ 0 🏳

issue displaying the converted SAFEs, although you ...
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0

Doevon Lucas
6 months ago

Hi, I Invested back in 2021 through SeedInvest, and since then had to get my investment transferred here t...
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1 0

Jan Goetgeluk
Virtuix • 6 months ago

Hi Doevon, thank you for being an investor, and all good - your shares are recorded and accounted for properly....
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0

Marc Simon
6 months ago

I invested in March 2023. With this new raise, did the SAFE convert to equity? If yes, what were the terms ...
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1 0

Jan Goetgeluk
Virtuix • 6 months ago

Hi Marc,
...
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0

Adrian Delgado
6 months ago

I'm investing! I've had my Omni One since May, and let me tell you, I absolutely LOVE IT!!!...
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0 0

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



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FAQS

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Pitch | Market & Traction | Our Team

Virtuix

Invest on StartEngine

$1,585,228 RAISED SO FAR

Backed by $40M+ in Funding and Armed With 24 Patents

Virtuix has already generated over $18 million in revenue. With Omni One, our most advanced treadmill yet, we're ready to lead the next generation of gaming and simulation.

Invest

This **Reg CF Offering** is made available through **StartEngine Primary, LLC**, a member of **FINRA/SIPC**. This investment is speculative, illiquid, and involves a high degree of **risk**, including the possible loss of your entire investment.



Virtuix Omni One Trailer
omni one

Download Our Investor Presentation

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By clicking "Download", you consent to receive marketing text messages (e.g. promos, cart reminders) from StartEngine Crowdfunding, Inc. at the number provided, including messages sent by autodialer. Consent is not a condition of purchase. Msg & data rates may apply. Msg frequency varies. Unsubscribe at any time by replying STOP or clicking the unsubscribe link (where available). Privacy Policy & Terms

Virtuix: Redefining the $92B VR Experience*

Virtuix develops cutting-edge omni-directional treadmills that transform the way you play VR games. Our products enable you to walk, run, crouch, and jump with complete freedom of movement.

**Market estimate by 2031*

Million+
In funding from top-tier investors

Million+
In revenue generated



3 Million+
Plays at entertainment venues

400,000+
Registered players





Virtuix Is Backed By Top Investors Like
Mark Cuban

"I believe in the Virtuix team and technology. Omni is a key piece of VR that's been missing." – Mark Cuban

This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

Backed by Top Investors

Including Mark Cuban, Maveron, and Scout Ventures

Omni Arena: Trusted by Major Entertainment Venues

75+ Deployed, including at Dave & Buster's



Shipping



Join Our Mission
Become a Virtuix Shareholder

This StartEngine investment campaign offers our community the unique opportunity to invest in Virtuix and become a shareholder alongside our big-name investors. The hard wor has been done: Omni One is fully developed and in production. Now, we're ready to scale.

Join our mission to roll out Omni One and bring physical movement to gaming, training & simulation, and other VR applications.

Invest



Featured In








Gaming
Meets Fitness

Omni One makes gaming healthy, engaging users in ways traditional VR cannot. Our innovative technology empowers users to move freely in a 360-degree virtual world, transforming gaming into an immersive and active



"I love my Omni One. It allowed me to lose 40 pounds in just four months."

● David Ortiz, Omni One customer

This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.



50+ VR Titles

cluding top VR games like Breachers, Hubris, Peaky
inders, and Arizona Sunshine. SteamVR is also
pported.

Invest





Diversified Product Line

Expanding into enterprise applications and a military training system (in collaboration with the U.S. Air Force).



Invest

Our Business Model

Upfront Hardware Purchase

$3,495 | **$2,595**

Omni One | Omni One Core

40% Margin

Recurring Software Revenues

$19-$59 | **$14/mo**

Games | Omni Online



Our Tech Line Up



Omni One

The Ultimate Home VR Experience

Full-Body Immersion

Active Gaming

Exclusive Benefits



Omni Arena
Elevate Your Entertainment Venue

- Thrilling VR Experience
- Proven Success
- Small Footprint, Big Impact



Omni Mission Trainer
Next-Level Military Training*

- Up to 15 soldiers
- Real weapons and equipment
- U.S. Air Force collaboration

*Development in progress



Gamers Love Virtuix

400,000+
Registered Players

3,000+
Omni One Pre-Orders

30,000+
Monthly Active Users



Why Invest in Virtuix

With over $18 million worth of products sold and backed by $40 million of investor funds, we believe our patented Omni technology is the missing piece of VR.

Our latest product, Omni One, was successfully launched and is ready to scale. By developing the Omni Mission Trainer for military training, we're leveraging our existing Omni technology to pursue a second big market opportunity.

We're ready for the next phase of Virtuix and hope you join us on our journey ahead!



Invest

Meet the Team

With Over 100 Years of Hardware Experience

Virtuix's management team and advisory board bring over 100 years of gaming and hardware industry experience at notable businesses including Activision, Dave & Buster's, and Guitar Hero.





Jan Goetgeluk

Chief Executive Officer and Board Member

Jan Goetgeluk is the founder and CEO of Virtuix, and the developer of "Omni", the premier brand of omni-directional treadmills that enable players to walk



David Allan

Managing Director & Board Member

David is a Taiwan-based executive with more than 25 years of experience growing hardware startups, servicing top-tier OEM customers, and



Parth Jani

Board Member

Parth Jani is the founder and CEO of JC Team Capital, a venture fund with interests and investments in the entertainment, hospitality, and real



Terms

Overview

PRICE PER SHARE
$6.22

VALUATION
$201.13M

DEADLINE
Jul. 29, 2025 at 11:59PM PDT

FUNDING GOAL
$15K – $5M

Breakdown

MIN INVESTMENT
$497.60

OFFERING TYPE
Equity

MAX INVESTMENT
$4,999,996.76

SHARES OFFERED
Series B Preferred Stock

MIN NUMBER OF SHARES OFFERED
2,411

MAX NUMBER OF SHARES OFFERED
803,858

Maximum Number of Shares Offered subject to adjustment for bonus shares



Exclusive Investor Perks



VENTURE CLUB

Venture Club Members earn 10% bonus on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

Explorer
$1,000

Invest $1,000+ and receive $100 store credit applicable to all products sold on our website

Invest

Pathfinder
$2,000+

Invest $2,000+ and receive $200 store credit applicable to all products sold on our website.

Invest

Voyager
$5,000+

Invest $5,000+ and receive 5% bonus shares and $500 store credit applicable to all products sold on our website.

Invest



Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Virtuix.

Loyalty Bonus - Previous investors will receive 10% bonus shares (accumulative to all other perks).

Voting Rights of Securities Sold in this Offering – Voting Proxy

Each Investor in this offering shall appoint the Chief Executive Officer of the Company, or his or her successor, as their proxy and attorney-in-fact, granting full authority to vote securities, handle communications, execute documents, and take necessary actions on their behalf, with this proxy surviving personal or corporate changes. Please review the offering materials for full information.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Loyalty

Trailblazer
$10,000+

Invest $10,000+ and receive 10% bonus shares and $1,000 store credit applicable to all products sold on our website.

Invest

Pioneer
$20,000+

Invest $20,000+ and receive 20% bonus shares and $2,000 store credit applicable to all products sold on our website.

Invest

Legend
$50,000+

Invest $50,000+ and receive 20% bonus shares and the "Pioneer" non-bonus share perks + a VIP trip to Austin that includes air travel for 2 people (within continental U.S.), 5-star hotel for 3 nights (1 room), BBQ meal with Virtuix's CEO Jan Goetgeluk + tour of Virtuix to meet the team.

Invest

Early Bird

Invest by November 21 and receive 10% bonus shares.

Early Bird

Invest between February 20th and March 22nd 9:49 AM EST and receive 10% bonus shares.

Additional Disclaimers

In order to receive perks from an investment.   Crowdfunding investments made through a





bonus.

requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

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MB

Martin Belardo
14 days ago

Hi Jan, I visited the launch in Orlando and noticed the Omni one setup was removed. I asked personnel in launch why it was removed. They told me that the system kept going down and it did operate properly. They got fed up with it. Is this being experienced in other commercial locations or home systems? How do you remedy this so as to not have it removed from other commercial locations? Thank you, Martin


1

AS

amit sharda
1 month ago

I really love the product and am impressed by the growing community and the launches the company has been



reason behind the significant decline in revenue (from $4.2M to $2.4M) this past year? Additionally, what steps are you taking to address the growing net losses, which have increased from -$5.5M to -$8.1M?


3

DC

Dan Cobb
1 month ago

Hey Jan, thanks for your very prompt response to my previous question. I should have asked it better. How did you arrive at that number? Did another company help you arrive at that number? What metrics were used to get there?


1

DC

Dan Cobb
1 month ago

Hey guys, been an investor since 2021 round. Very cool product and happy to see great progress. I'm wondering where you get the current valuation of $201.13mm from?


1

AS

amit sharda
2 months ago

Hi I have invest in two rounds before, the product is great, what is the time frame to bring the Omni n other versions to major retailers ? Also what is the time frame for ipo or exit strategy


1

TG

I invested $5,000 in 2016. Glad to see the progress Virtuix has made, but at this point after 9 years, I am hoping to see some ROI. This investment was my retirement savings, which I could have invested in something that I could have cashed out.Are you planning to IPO in near future?

💬
1

JW

James Wood
2 months ago

I invested in 2016 through SeedInvest and then again in May 2023. My account shows the initial investment but not the 2nd round. Is this related to the Start Engine display issue that was previously mentioned.

💬
1

DL

Doevon Lucas
5 months ago

Hi, I Invested back in 2021 through SeedInvest, and since then had to get my investment transferred here to StartEngine. My investments now shows up as "Virtuix Holdings Inc. (VTUPJ)" and I can't click on my investment to come to your page, I have to find it manually. Also my custodian shows "New Direction Trust Company". Is that who the custodian is supposed to be? Just wanted to see if everything is good on my end or is something funky going on with my shares. Thanks in advance!

💬
1

MS

Marc Simon
5 months ago

I invested in March 2023. With this new raise, did the SAFE convert to equity? If yes, what were the terms and where are the shares stored? If no, when do you expect a conversion? Thank you


1

AD

Adrian Delgado
5 months ago

I'm investing! I've had my Omni One since May, and let me tell you, I absolutely LOVE IT!!! I've lost weight like never before. I'll run 2, 3, 4 miles on this thing in a single day, and I'm the type of person who shuddered at the thought of running at all. This company has delivered on truly disruptive technology for both the gaming and fitness space. I am excited for the coming years as they move to mass production and hit the market.


0



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Virtuix

<u>Additional Copy:</u>



"The OMT system is set to revolutionize the military training landscape. We look forward to collaborating on the development of this groundbreaking system."

Adrian Sinclair, COO at US Air Force YokoWERX

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Experience a new dimension

without boundaries

Stay active

Enjoy the newest titles

and play with your friends

The future of gaming

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "VIRTUIX HOLDINGS INC.",

FILED IN THIS OFFICE ON THE EIGHTH DAY OF FEBRUARY, A.D. 2023,

AT 12:24 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

5454859 8100

SR# 20230425783

Authentication: 202680685

Date: 02-09-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:24 PM 02/08/2023
FILED 12:24 PM 02/08/2023
SR 20230425783 - File Number 5454859

FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF VIRTUIX HOLDINGS INC.

Jan Goetgeluk hereby certifies that:

ONE: The original name of this corporation is Virtuix Holdings Inc. and the date of filing of the original Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware was December 20, 2013. This corporation amended and restated its Third Amended and Restated Certificate of Incorporation with the Fourth Amended and Restated Certificate of Incorporation of this corporation as filed with the Secretary of State of the State of Delaware on September 30, 2020, as amended by the Certificate of Amendment to Fourth Amended and Restated Certificate of Incorporation as filed with the Secretary of State of the State of Delaware on October 15, 2020.

TWO: He is the duly elected and acting Chief Executive Officer of Virtuix Holdings Inc., a Delaware corporation.

THREE: The Fourth Amended and Restated Certificate of Incorporation of this corporation, as amended, is hereby amended and restated to read in its entirety as follows:

ARTICLE I

The name of this Corporation is Virtuix Holdings Inc.

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, DE 19801, which office is in the City of Wilmington and County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares of capital stock that the Corporation shall have authority to issue is 66,300,000. The total number of shares of Common

Stock the Corporation shall have authority to issue is 37,000,000 with a par value of $0.001 per share. The total number of shares of Preferred Stock the Corporation shall have authority to issue is 29,300,000 shares with a par value of $0.001 per share, with 4,000,000 of such shares of Preferred Stock designated as "Series Seed Preferred Stock", 4,300,000 of such shares of Preferred Stock designated as "Series 2 Seed Preferred Stock", 7,000,000 of such shares of Preferred Stock designated as "Series A-1 Preferred Stock", 7,000,000 of such shares of Preferred Stock designated as "Series A-2 Preferred Stock", and 7,000,000 of such shares of Preferred Stock designated as "Series B Preferred Stock". The Series A-1 Preferred Stock and Series A-2 Preferred Stock are sometimes referred to herein together as the "*Series A Preferred Stock*"; and the Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A Preferred Stock and Series B Preferred Stock are sometimes referred to herein collectively as the "*Designated Preferred Stock*".

The relative rights, preferences, privileges, limitations and restrictions granted to or imposed on the respective classes and series of the shares of capital stock or the holders thereof are as follows:

4.1   *Dividends*. No dividends shall be declared or paid (payable other than in shares of Common Stock), and no distribution shall be made, on any shares of Common Stock (payable other than in shares of Common Stock) unless such dividends are declared and paid ratably to the holders of Common Stock and Designated Preferred Stock based on the number of shares of Common Stock which would be held by each such holder if all shares of Designated Preferred Stock were converted at the then-effective Applicable Conversion Rate (as defined below) applicable to the respective series of Designated Preferred Stock.

4.2   *Liquidation Preference.*

(A)   *Preferred Stock Preference.* In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series B Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the Corporation's assets or surplus funds to the holders of the Corporation's Common Stock or any other stock ranking junior to the Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A Preferred Stock or Series B Preferred Stock by reason of their ownership thereof, an amount equal to:

(i) $0.80 per share for each share of Series Seed Preferred Stock (the "*Series Seed Original Issue Price*");

(ii) $1.05 per share for each share of Series 2 Seed Preferred Stock (the "*Series 2 Seed Original Issue Price*");

(iii) $2.332 for each share of Series A-1 Preferred Stock (the "*Series A-1 Original Issue Price*");

(iv) $2.996 for each share of Series A-2 Preferred Stock (the "*Series A-2 Original Issue Price*"), and

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(v) $6.22 for each share of Series B Preferred Stock (the "*Series B Original Issue Price*");

in each case as adjusted for any stock dividend, stock split, combination, reorganization, recapitalization, reclassification or other similar event with respect to such share, plus an additional amount equal to any dividends declared but unpaid on each such share ("*Unpaid Dividends*").

If, upon such liquidation, dissolution or winding up, the assets and funds distributed are insufficient to permit the payment to each holder of Series Seed Preferred Stock the sum of the Series Seed Original Issue Price plus Unpaid Dividends, to each holder of Series 2 Seed Preferred Stock the sum of the Series 2 Seed Original Issue Price plus Unpaid Dividends, to each holder of Series A-1 Preferred Stock the sum of the Series A-1 Original Issue Price plus Unpaid Dividends, to each holder of Series A-2 Preferred Stock the sum of the Series A-2 Original Issue Price plus Unpaid Dividends and to each holder of Series B Preferred Stock the sum of the Series B Original Issue Price plus Unpaid Dividends, then the entire assets and funds legally available for distribution shall be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

(B)   *Remaining Assets.* Upon the completion of the distribution required by subsection (A) of this Section 4.2, all of the Corporation's remaining assets or funds available for distribution to stockholders shall be distributed solely to the holders of Common Stock, which distribution shall be made ratably to such holders based on the number of shares of Common Stock held by each such holder.

(C)   (1)   Unless otherwise determined by the holders of at a majority of the Designated Preferred Stock then outstanding, for the purposes of this Section 4.2, a liquidation, dissolution or winding up of the Corporation shall be deemed to include (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, any merger, consolidation or other form of reorganization in which outstanding shares of the Corporation are exchanged for securities or other consideration issued, or caused to be issued, by the acquiring entity or its subsidiary), unless the Corporation's stockholders of record as constituted immediately prior to such transaction or series of related transactions will, immediately after such transaction or series of related transactions hold at least a majority of the voting power of the surviving or acquiring entity by virtue of shares received in such transaction or series of related transactions with respect to shares of the Corporation's capital stock or (ii) a sale of all or substantially all of the assets of the Corporation in a single transaction or series of related transactions (each of (i) and (ii) being referred to herein as a "*Deemed Liquidation*").

(2)   If any assets of the Corporation distributed to stockholders in connection with any liquidation, dissolution or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors of the Corporation (the "*Board*"); provided, however, any publicly traded securities that are not subject to investment letter or other restrictions on free marketability shall be valued as follows:

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(a)   if the securities are then traded on a national securities exchange or the Nasdaq Stock Market (or a similar national quotation system), then the value of the securities shall be deemed to be to the average of the closing prices of the securities on such exchange or system over the ten (10) trading day period ending five (5) trading days prior to the distribution; and

(b)   if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the distribution.

(3)   In the event the requirements of this subsection (C) are not complied with, the Corporation shall forthwith either:

(a)   cause such closing to be postponed until such time as the requirements of this Section 4.2 have been complied with, or

(b)   cancel such transaction, in which event the respective rights, preferences, privileges and restrictions of the holders of each series of the Designated Preferred Stock shall revert to and be the same as such rights, preferences, privileges and restrictions existing immediately prior to the date of the first notice referred to in subsection (C)(4).

(4)   The Corporation shall give each holder of record of Designated Preferred Stock written notice of a transaction described in subsection (C)(1) not later than ten (10) days prior to the stockholders' meeting called to approve such transaction, or ten (10) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction, and the Corporation shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than ten (10) days after the Corporation has given the first notice provided for herein or sooner than ten (10) days after the Corporation has given notice of any material changes provided for herein; *provided, however*, that each of the periods in this subsection (C)(4) may be shortened or eliminated upon the written consent of the holders of at least a majority of the shares of Designated Preferred Stock then outstanding.

4.3   *Conversion.* The holders of each series of Designated Preferred Stock have conversion rights as follows:

(A)   *Right to Convert.* Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, and prior to or simultaneous with the closing of a transaction that constitutes a Deemed Liquidation, at the office of the Corporation or any transfer agent for the Preferred Stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series Seed Original Issue Price by the Series Seed Conversion Price, determined as hereinafter provided, in effect at the time of the conversion (the "*Series Seed Conversion Rate*"). Each share of Series 2 Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, and prior to or simultaneous with the closing of a transaction that constitutes a Deemed Liquidation, at the office of the Corporation or any transfer agent for the

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Preferred Stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series 2 Seed Original Issue Price by the Series 2 Seed Conversion Price, determined as hereinafter provided, in effect at the time of the conversion (the "*Series 2 Seed Conversion Rate*"). Each share of Series A-1 Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, and prior to or simultaneous with the closing of a transaction that constitutes a Deemed Liquidation, at the office of the Corporation or any transfer agent for the Preferred Stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series A-1 Original Issue Price by the Series A-1 Conversion Price, determined as hereinafter provided, in effect at the time of the conversion (the "*Series A-1 Conversion Rate*"). Each share of Series A-2 Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, and prior to or simultaneous with the closing of a transaction that constitutes a Deemed Liquidation, at the office of the Corporation or any transfer agent for the Preferred Stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series A-2 Original Issue Price by the Series A-2 Conversion Price, determined as hereinafter provided, in effect at the time of the conversion (the "*Series A-2 Conversion Rate*"). Each share of Series B Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, and prior to or simultaneous with the closing of a transaction that constitutes a Deemed Liquidation, at the office of the Corporation or any transfer agent for the Preferred Stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series B Original Issue Price by the Series B Conversion Price, determined as hereinafter provided, in effect at the time of the conversion (the "*Series B Conversion Rate*"; and collectively with the Series Seed Conversion Rate, Series 2 Seed Conversion Rate, Series A-1 Conversion Rate and Series A-2 Conversion Rate referred to herein as the "*Applicable Conversion Rate*"). The initial "*Series Seed Conversion Price*" shall be the Series Seed Original Issue Price; the initial "*Series 2 Seed Conversion Price*" shall be the Series 2 Seed Original Issue Price; the initial "*Series A-1 Conversion Price*" shall be the Series A-1 Original Issue Price; the initial "*Series A-2 Conversion Price*" shall be the Series A-2 Original Issue Price; and the initial "*Series B Conversion Price*" shall be the Series B Original Issue Price. Such initial Series Seed Conversion Price, Series 2 Seed Conversion Price, Series A-1 Conversion Price, Series A-2 Conversion Price and Series B Conversion Price (sometimes referred to herein collectively as the "*Designated Preferred Conversion Price*") shall be subject to adjustment as provided in subsection (D) of this Section 4.3.

(B)   *Automatic Conversion.* Each share of Designated Preferred Stock shall automatically be converted into fully paid and nonassessable shares of Common Stock at its then effective Applicable Conversion Rate upon the earlier of (i) immediately prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "*Securities Act*"), covering the offer and sale of Common Stock to the public in which the aggregate gross proceeds raised are at least $40,000,000 (a "*Qualified IPO*"), or (ii) upon the receipt by the Corporation of a written request for such conversion from the holders of at least two-thirds (2/3rds) of the total number of shares of such series of Designated Preferred Stock then outstanding, or, if later, the effective date for conversion specified in such requests (each of the events referred to in (i) and (ii) are referred to herein as an "*Automatic Conversion Event*").

(C)   *Mechanics of Conversion.*

(1)   Before any holder of Designated Preferred Stock shall be entitled to convert the same into shares of Common Stock and if the shares are certificated, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Designated Preferred Stock, and, whether such shares are certificated or not certificated, shall give written notice to the Corporation at such office that such holder elects to convert the same and shall state therein the name or names in which such holder wishes the shares of Common Stock to be issued. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of surrender of the shares of Designated Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; *provided, however,* that on the date of an Automatic Conversion Event, the outstanding shares of Designated Preferred Stock to be converted as a result of such Automatic Conversion Event shall be converted automatically without any further action by the holders of such shares and each holder of record of such shares of Designated Preferred Stock shall be deemed on such date to be the holder of record of the Common Stock issuable upon such conversion, whether or not (i) the certificates representing such shares are surrendered to the Corporation or its transfer agent, (ii) notice from the Corporation shall have been received by any holder of record of such shares of Designated Preferred Stock, or (iii) the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder; *provided further, however,* that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion Event unless either the certificates evidencing such shares of Designated Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. The Corporation shall, as soon as practicable after delivery of the certificates, if applicable, or after such agreement and indemnification, issue and deliver at such office to such holder of Designated Preferred Stock, the number of shares of Common Stock to which such holder shall be entitled as aforesaid, and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock plus any Unpaid Dividends on the converted shares of Designated Preferred Stock.

(2)   If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act, a Deemed Liquidation or any other merger, sale or liquidation of the Corporation, the conversion may, at the option of any holder tendering shares of Designated Preferred Stock for conversion, be conditioned upon the closing of such transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Designated Preferred Stock shall be deemed to have converted such Designated Preferred Stock immediately prior to the closing of such transaction or the occurrence of such event.

(D)   *Adjustment of Designated Preferred Conversion Prices.* Each of the Series Seed Conversion Price, Series 2 Seed Conversion Price, Series A-1 Conversion Price, Series A-2

Conversion Price and Series B Conversion Price shall be subject to adjustment from time to time as follows:

        (1)   (a)   If the Corporation shall issue, after the date of filing of this Fifth Amended and Restated Certificate of Incorporation (this "*Restated Certificate*"), any Additional Stock (as defined in subsection (D)(2)) without consideration or for a consideration per share less than the applicable Designated Preferred Conversion Price for a series of Designated Preferred Stock in effect immediately prior to the issuance of such Additional Stock, the applicable Designated Preferred Conversion Price of such series of Designated Preferred Stock in effect immediately prior to each such issuance of Additional Stock shall forthwith (except as otherwise provided in this subsection (D)) be adjusted to a price equal to the product obtained by multiplying the Designated Preferred Conversion Price of such series of Designated Preferred Stock in effect immediately prior to such issuance of Additional Stock by a fraction, the numerator of which is equal to the sum of (i) the total number of shares of Common Stock outstanding (including any shares of Common Stock deemed to be issued pursuant to subsection (D)(1)(e) of this Section 4.3) immediately prior to such issuance of Additional Stock plus (ii) the number of shares of Common Stock that the aggregate consideration received by this Corporation for such issuance of Additional Stock would purchase at the Designated Preferred Conversion Price of such series of Designated Preferred Stock in effect immediately prior to such issuance of Additional Stock, and the denominator of which is equal to the sum of (x) the total number of shares of Common Stock outstanding (including any shares of Common Stock deemed to be issued pursuant to subsection (D)(1)(e) of this Section 4.3) immediately prior to such issuance of Additional Stock plus (y) the number of shares of Additional Stock issued.

        (b)   No adjustment in the applicable Designated Preferred Conversion Price need be made if such adjustment would result in a change of such Designated Preferred Conversion Price of less than $0.001. Any adjustment of less than $0.001 that is not made shall be carried forward and shall be made at the time of and together with any subsequent adjustment that, on a cumulative basis, amounts to an adjustment of $0.001 or more in the applicable Designated Preferred Conversion Price. Except to the limited extent provided for in subsections (D)(1)(e)(iii) or (iv), no adjustment of the Designated Preferred Conversion Price of any series of Designated Preferred Stock pursuant to this subsection (D)(1) shall have the effect of increasing such Designated Preferred Conversion Price above the Designated Preferred Conversion Price of such series of Designated Preferred Stock in effect immediately prior to such adjustment.

        (c)   In the case of the issuance of Additional Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof.

        (d)   In the case of the issuance of Additional Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined in good faith by the Board irrespective of any accounting treatment.

        (e)   In the case of the issuance (whether before, on or after the date of filing of this Restated Certificate) of (1) options to purchase or rights to subscribe for

Common Stock, (2) securities by their terms convertible into or exchangeable for Common Stock or (3) options to purchase or rights to subscribe for securities by their terms convertible into or exchangeable for Common Stock, the following provisions shall apply for all purposes of subsections (D)(1) and (2):

(i) The aggregate maximum number of shares of Common Stock deliverable upon exercise (assuming the satisfaction of any conditions to exercisability, including without limitation, the passage of time, but without taking into account potential antidilution adjustments) of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in subsections (D)(1)(c) and (D)(1)(d)), if any, received by the Corporation upon the issuance of such options or rights plus the minimum exercise price provided in such options or rights (without taking into account potential antidilution adjustments) for the Common Stock covered thereby.

(ii) The aggregate maximum number of shares of Common Stock deliverable upon conversion of or in exchange (assuming the satisfaction of any conditions to convertibility or exchangeability, including without limitation, the passage of time, but without taking into account potential antidilution adjustments) for any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by the Corporation for any such securities and related options or rights (excluding any cash received on account of accrued interest), plus the minimum additional consideration, if any, to be received by the Corporation (without taking into account potential antidilution adjustments) upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in subsections (D)(1)(c) and (D)(1)(d)).

(iii) In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Corporation upon exercise of such options or rights or upon conversion of or exchange for such convertible or exchangeable securities, including, but not limited to, a change resulting from the antidilution provisions thereof, the applicable Designated Preferred Conversion Price, to the extent in any way affected by or computed using such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

(iv) Upon the expiration of any such options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the applicable Designated Preferred Conversion Price, to the extent in any way affected by or computed using such options, rights or securities or options or rights related to such securities, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and convertible or exchangeable securities that remain in effect) actually issued upon the exercise of such options or rights, upon the conversion

8

or exchange of such securities or upon the exercise of the options or rights related to such securities.

(v)   The number of shares of Common Stock deemed issued and the consideration deemed paid therefor pursuant to subsections (D)(1)(e)(i) and (ii) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either subsection (D)(1)(e)(iii) or (iv).

(2)   "*Additional Stock*" shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to subsection (D)(1)(e) of this Section 4.3) by this Corporation after the date of filing of this Restated Certificate other than the following "*Exempted Securities*":

(a)   shares of Common Stock or issued pursuant to an event or transaction described in subsection (D)(3) of this Section 4.3;

(b)   shares of Common Stock issued or issuable upon conversion of shares of Designated Preferred Stock;

(c)   shares of Common Stock issued or issuable upon conversion of options or rights described in subsection (D)(1)(e) of this Section 4.3 that are outstanding as of the date of the filing of this Restated Certificate with the Secretary of State of the State of Delaware;

(d)   shares of Common Stock issued (or deemed to have been issued pursuant to subsection (D)(1)(e) of this Section 4.3) to the Corporation's employees, officers, directors, consultants, advisors or service providers pursuant to the Virtuix Holdings Inc. 2014 Long-Term Incentive Plan or any other equity incentive plan, agreement or similar arrangement approved by the Board;

(e)   shares of Common Stock issued (or deemed to have been issued pursuant to subsection (D)(1)(e) of this Section 4.3) to banks, equipment lessors or other lenders or financial institutions pursuant to a commercial leasing or debt financing;

(f)   shares of Common Stock issued (or deemed to have been issued pursuant to subsection (D)(1)(e) of this Section 4.3) in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships and not for equity financing purposes;

(g)   shares of Common Stock issued (or deemed to have been issued pursuant to subsection (D)(1)(e) of this Section 4.3) in connection with a bona fide business acquisition by the Corporation (whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise);

(h)   shares of Common Stock issued or deemed to have been issued pursuant to subsection (D)(1)(e) of this Section 4.3) to suppliers or third party service providers in connection with the provision of goods or services and not for equity financing purposes; or

(i)   shares of Common Stock issued in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act.

(3)   *Subdivision, etc.* In the event the Corporation should at any time or from time to time after the date of filing of this Restated Certificate, fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock without payment of any consideration by such holder for the additional shares of Common Stock (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Designated Preferred Conversion Price of each series of Designated Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding.

(4)   *Combination.* If the number of shares of Common Stock outstanding at any time after the date of filing of this Restated Certificate is decreased by a combination of the outstanding shares of Common Stock, then, on the effective date of such combination, the Designated Preferred Conversion Price of each series of Designated Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of any shares of such series of Designated Preferred Stock shall be decreased in proportion to such decrease in outstanding shares of Common Stock.

(5)   *Waiver of Adjustment to Designated Preferred Conversion Prices.* Notwithstanding anything herein to the contrary, any downward adjustment of the applicable Designated Preferred Conversion Price of a series of Designated Preferred Stock may be waived, either prospectively or retroactively and either generally or in a particular instance, by the consent or vote of the holders of two-thirds (2/3rds) of the outstanding shares of such series of Designated Preferred Stock. Any such waiver shall bind all future holders of such series of Designated Preferred Stock.

(E)   *Other Distributions.* In the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by this Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in subsection (D)(3) of this Section 4.3, then, in each such case for the purpose of this subsection (E), the holders of Designated Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their respective shares of Designated Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution.

(F)   *Recapitalizations.* If, at any time or from time to time after the date of filing of this Restated Certificate, there shall be a recapitalization of the Corporation's Common Stock (other than (i) a subdivision or combination provided for in subsections (D)(3) or (D)(4) of this Section 4.3 or (ii) a deemed liquidation, dissolution or winding up pursuant to Section 4.2(C)) provision shall be made so that the holders of Designated Preferred Stock shall thereafter be entitled to receive upon conversion of the Designated Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion of the Designated Preferred Stock would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4.3 with respect to the rights of the holders of each series of Designated Preferred Stock after the recapitalization to the end that the provisions of this Section 4.3 (including adjustment of the applicable Designated Preferred Conversion Price of such series of Designated Preferred Stock then in effect and the number of shares issuable upon conversion of such series of Designated Preferred Stock) shall be applicable after that event as nearly equivalent as prior to that event as may be practicable.

   (G) *No Fractional Shares and Certificate as to Adjustment.*

    (1) No fractional shares shall be issued upon the conversion of any share of Designated Preferred Stock and, in lieu of any fractional shares to which any holder of Designated Preferred Stock would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock on the date of conversion as determined in good faith by the Board. Whether or not fractional shares are issuable upon such conversion shall be determined on the basis of the total number of shares of Designated Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion.

    (2) Upon the occurrence of each adjustment or readjustment of the Applicable Conversion Rate for a series of Designated Preferred Stock pursuant to this Section 4.3, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Designated Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon written request at any time of any holder of Designated Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) all such adjustments and readjustments, (ii) the Applicable Conversion Rate at the time in effect for each series of Designated Preferred Stock, and (iii) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of such holder's shares of Designated Preferred Stock.

   (H) *Notices of Record Date.* In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property or to receive any other right, the Corporation shall mail to each holder of Designated Preferred Stock at least twenty (20) days prior to such record date, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution or right, and the amount and character of such dividend, distribution or right. The notice requirement set forth in the preceding sentence may be waived in writing by the holders of at least a majority of the outstanding shares of Designated Preferred Stock.

   (I) *Reservation of Stock Issuable Upon Conversion.* The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of Designated Preferred Stock such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Designated Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Designated Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging its best efforts to obtain the requisite stockholder approval for any necessary amendment to this Restated Certificate.

4.4   *Voting.*

(A)   *Voting Rights Generally.* Each holder of each share of Designated Preferred Stock (i) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Designated Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be permitted and any fractional voting resulting from the above formula (after aggregating all shares into which shares of Designated Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Designated Preferred Stock if the holders of such series of Designated Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law.

(B)   *Designated Preferred Stock Protective Provisions.* At any time when shares of Designated Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Designated Preferred Stock, voting together as a single class of shares on an as-if-converted-to-Common Stock basis, given in writing or by vote at a meeting:

(1)   amend or repeal any provision of this Restated Certificate or of the Bylaws of the Corporation if such amendment or repeal would alter, change or otherwise adversely affect the powers, preferences or privileges of any series of the Designated Preferred Stock;

(2)   increase or decrease (other than by conversion) the authorized number of shares of Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock or Common Stock;

(3)   authorize, issue any new, or reclassify any existing class or series of equity securities having any preference or priority with respect to dividends rights, conversion

rights, voting rights, or distribution of assets upon a Deemed Liquidation that is superior to or on parity with any such preference or priority of any series of the Designated Preferred Stock;

(4) redeem, repurchase or otherwise acquire for value (or pay into or set aside for a sinking fund for such purpose) any shares of Common Stock or Designated Preferred Stock, other than the repurchase of shares of Common Stock from employees, officers, directors, consultants or other service providers pursuant to agreements to repurchase such stock at cost in connection with the occurrence of certain events, such as the termination of their employment with or services to the Corporation;

(5) declare a dividend or distribute cash or property to holders of Common Stock through dividends (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder); or

(6) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation, or consent to any of the foregoing.

4.5 *Special Voting Provisions.* In the event that less than a majority of the shares of Designated Preferred Stock cast a vote on the matters set forth in Section 4.4 above following a fourteen (14) day notice period from the Corporation (which notice period may be extended for an additional fourteen (14) day period in the sole discretion of the Corporation's Board of Directors), any unvoted shares of Preferred Stock shall be voted via proxy by the Chief Executive Officer of the Corporation, either for or against the matter, in the same proportion as the votes that have been received prior to the expiration of the foregoing notice period. In the event that approval of any of the matters set forth in Section 4.4 above are submitted to the stockholders of the Corporation for approval by an action by written consent in lieu of meeting (a "*Proposed Written Consent*"), the Corporation shall provide notice to all holders of Designated Preferred Stock of the matter to be approved by the Proposed Written Consent (the "*Written Consent Notice*") and request that stockholders either execute such Proposed Written Consent (an "*Approval*") or deliver notification to the Corporation of their refusal to execute such Proposed Written Consent (a "*Rejection*"). To the extent that any holder of Designated Preferred Stock has not delivered an Approval or Rejection within fourteen (14) days after the date of the Written Consent Notice (which notice period may be extended for an additional fourteen (14) day period in the sole discretion of the Corporation's Board of Directors), then the Chief Executive Officer of the Corporation shall have the right, as the proxy of such holder of Designated Preferred Stock, to execute the Proposed Written Consent on behalf of such holder of Designated Preferred Stock so as to constitute an Approval by such holder of the matters set forth in the Proposed Written Consent.

4.6 *Status of Converted Stock.* In the event any shares of Designated Preferred Stock are converted pursuant to Section 4.3, the Corporation shall never again issue the shares so converted and all such shares so converted shall, upon such conversion, cease to be a part of the Corporation's authorized stock. This Restated Certificate shall be appropriately amended to effect the corresponding reduction in the Corporation's authorized stock.

4.7 *Notices.* Any notice required by the provisions of Sections 4.2, 4.3, 4.4 or 4.5 to be given to the holders of shares of Designated Preferred Stock shall be in writing and shall be delivered personally by hand or by courier, mailed by United States first-class mail, postage prepaid, sent by facsimile or sent by electronic mail directed to each holder of record at such holder's address, facsimile number or electronic mail address appearing on the Corporation's books. Any such notice shall be effective or deemed given on the date of delivery, mailing, confirmed facsimile transfer or confirmed electronic mail delivery.

ARTICLE V

To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article V to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article V by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE VI

The management of the business and the conduct of the affairs of the Corporation shall be vested in the Board. The number of directors of this Corporation shall be set from time to time by resolution of the Board.

ARTICLE VII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE VIII

Election of directors at an annual or special meeting of stockholders need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE IX

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.

ARTICLE X

The following indemnification provisions shall apply to the persons enumerated below.

1.   Right to Indemnification of Directors. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "***Indemnified Person***") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "***Proceeding***"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director of the Corporation or, while a director of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) actually and reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article X, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board.

2.   Advancement of Expenses of Directors. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, *provided*, *however*, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article X or otherwise.

3.   Claims by Directors. If a claim for indemnification or advancement of expenses under this Article X is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law and it shall be a defense that the Indemnified Person has not met the applicable standard set forth in the Delaware General Corporation Law.

4.   Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorney's fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer

employees or agents shall be made in such manner as is determined by the Board in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board.

5.   Non-Exclusivity of Rights. The rights conferred on any person by this Article X shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, the Corporation's bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

6.   Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article X shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

ARTICLE XI

1.   Forum. Subject to the last sentence in this Section 1 of Article XI, and unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or this Restated Certificate or the Bylaws of the Corporation, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder's counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction. Notwithstanding the foregoing, (i) the provisions of this Section 1 will not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or the rules and regulations promulgated thereunder, or any other claim for which the federal courts have exclusive jurisdiction and (ii) unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

2.   Consent to Jurisdiction.   If any action the subject matter of which is within the scope of Section 1 of this Article XI is filed in a court other than a court located within the State of Delaware (a "**Foreign Action**") in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 1 of this Article XI (an "**FSC Enforcement Action**") and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder's counsel in the Foreign Action as agent for such stockholder.

3.   Severability.   If any provision or provisions of this Article XI shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XI (including, without limitation, each portion of any sentence of this Article XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI.

4.   Deemed Notice.   Any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article XI.

* * * *

FOUR: This Fifth Amended and Restated Certificate of Incorporation has been duly approved by the Board of Directors of the Corporation.

FIVE: This Fifth Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of said corporation in accordance with Section 228 of the Delaware General Corporation Law. This Fifth Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Sections 242 and 245 of the Delaware General Corporation Law by the stockholders of the Corporation.

IN WITNESS WHEREOF, VIRTUIX HOLDINGS INC. has caused this Fifth Amended and Restated Certificate of Incorporation to be signed by its Chief Executive Officer this 8th day of February, 2023.

VIRTUIX HOLDINGS INC.

By: _Jan Goetgeluk_

Jan Goetgeluk,
Chief Executive Officer

Exhibit Exhibit F (continued)

Amended and Restated Investors' Rights Agreement

See attached

AMENDMENT NO. 2

TO

AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT

This Amendment No. 2 to Amended and Restated Investors' Rights Agreement (this "***Amendment***") is dated as of January 31, 2023, by and among Virtuix Holdings Inc., a Delaware corporation (the "***Company***"), and the holders of the Company's Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock executing this Amendment (the "***Amending Investors***").

R E C I T A L S:

A.   The Company and the investors in the Company's Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock are parties to the Amended and Restated Investors' Rights Agreement dated as of March 10, 2016, as amended by Amendment No. 1 to Amended and Restated Investors' Rights Agreement dated as of September 25, 20202 (as so amended, the "***Investors' Rights Agreement***"); and unless otherwise defined herein, all defined terms used in this Amendment shall have the respective meanings ascribed to such terms in the Investors' Rights Agreement.

B.   The Investors' Rights Agreement provides that it may only be amended or modified by a written instrument executed by the Company and the holders of a majority of the Registrable Securities then outstanding.

C.   The Amending Investors executing this Amendment hold more than a majority of the Registrable Securities outstanding as of the date hereof.

D.   On and after the date hereof, the Company intends to sell Safes (Simple Agreements for Future Equity) that are convertible into shares of Series B Preferred Stock, par value $0.001 per share, of the Company (the "***Series B Preferred Stock***"), and thereafter to sell shares of Series B Preferred Stock in a future equity financing, to new and current investors in the Company (collectively, the "***Series B Investors***").

E.   The parties hereto desire to amend the Investors' Rights Agreement by this Amendment so as to afford the Series B Investors with registration rights, preemptive rights and information rights on a parity with those that have been provided to the Investors in the Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock of the Company under the Investors' Rights Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Amending Investors hereby consent and agree as follows:

1.   **Amendments to Definitions**.

(a)   The definition of "this **Agreement**", as used throughout the Investors' Rights Agreement, shall mean and refer to the Investors' Rights Agreement as amended by this Amendment.

(b)   Section 1.2 of the Investors' Rights Agreement is hereby amended to read in its entirety as follows:

"1.2   "***Certificate of Incorporation***" means the Fifth Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on or about January 31, 2023, as the same may be amended from time to time."

(c)   Section 1.18 of the Investors' Rights Agreement is hereby amended to read as follows:

"1.18   "***Preferred Stock***" means, collectively, shares of the Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A Preferred Stock and Series B Preferred Stock."

(d)   Section 1.27 of the Investors' Rights Agreement is hereby amended to read in its entirety as follows:

"1.27   "***Series A Preferred Stock***" means, collectively, shares of the Series A-1 Preferred Stock, par value $0.001 per share, and shares of the Series A-2 Preferred Stock, par value $0.001 per share, of the Company."

(e)   A new Section 1.28 is hereby added to the Investors' Rights Agreement immediately after Section 1.27 to read in its entirety as follows:

"1.28   "***Series B Preferred Stock***" means shares of the Series B Preferred Stock, par value $0.001 per share, of the Company."

(f)   The definitions of "***Series Seed Preferred Stock***" and "***Series 2 Seed Preferred Stock***" are hereby re-numbered as Sections 1.29 and 1.30, respectively, of the Investors' Rights Agreement.

2.   **Amendment to Section 5.9**. Section 5.9 of the Investors' Rights Agreement is hereby amended to read in its entirety as follows:

"5.9   Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues (i) additional shares of Series A Preferred Stock, or Warrants to purchase shares of Series A Preferred Stock, after the date hereof, or (ii) shares of Series B Preferred Stock, or Warrants to purchase shares of Series B Preferred Stock or Safes that are convertible to shares of Series B Preferred Stock, after the date hereof, the purchaser of such shares of Series A Preferred Stock or Series B Preferred Stock or recipient of such Warrants or Safes, as the case may be, may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement or an Adoption Agreement agreeing to be bound by this Agreement as an "Investor" hereunder, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder."

3.   **Amendment to Schedule A.** Schedule A to the Investors' Rights Agreement shall be amended to include the purchasers of the Series B Preferred Stock who were not parties to the Investors' Rights Agreement prior to the date of this Amendment. The names and addresses for notices of such purchasers will be as set forth in their respective Subscription Agreements as entered into in connection with their purchase of shares of Series B Preferred Stock from the Company.

4.   **Counterparts.** This Amendment may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.   **Entire Agreement; No Further Amendment.** Except as expressly amended hereby, the Investors' Rights Agreement shall remain in full force and effect in accordance with its terms. This Amendment, together with the Investors' Rights Agreement, constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof and thereof.

6.   **Severability.** If any provision of this Amendment is invalid and unenforceable in any jurisdiction, then, to the fullest extent permitted by law, (a) the other provisions hereof and of the Investors' Rights Agreement shall remain in full force and effect and (b) the invalidity or unenforceability of any provision hereof in any jurisdiction shall not affect the validity or unenforceability of such provision in any other jurisdiction.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties have executed this Amendment No. 2 to Amended and Restated Investors' Rights Agreement as of the day and year first above written.

COMPANY:

VIRTUIX HOLDINGS INC.

By: _____
       Jan Goetgeluk,
       Chief Executive Officer

AMENDING INVESTORS:

Signatures Incorporated by Reference from the Adoption Agreement Signed by the Holders of a Majority of the Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock that are Parties to the Amended and Restated Investors' Rights Agreement.

AMENDMENT NO. 1
TO
AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT

This Amendment No. 1 to Amended and Restated Investors' Rights Agreement (this "***Amendment***") is dated as of September 30, 2020, by and among Virtuix Holdings Inc., a Delaware corporation (the "***Company***"), and the holders of the Company's Series Seed Preferred Stock, Series 2 Seed Preferred Stock and Series A-1 Preferred Stock (formerly designated as Series A Preferred Stock) executing this Amendment (the "***Amending Investors***").

R E C I T A L S:

A.   The Company and the investors in the Company's Series Seed Preferred Stock, Series 2 Seed Preferred Stock and Series A-1 Preferred Stock are parties to the Amended and Restated Investors' Rights Agreement dated as of March 10, 2016 (the "***Investors' Rights Agreement***"); and unless otherwise defined herein, all defined terms used in this Amendment shall have the respective meanings ascribed to such terms in the Investors' Rights Agreement.

B.   The Investors' Rights Agreement provides that it may only be amended or modified by a written instrument executed by the Company and the holders of a majority of the Registrable Securities then outstanding.

C.   The Amending Investors executing this Amendment hold more than a majority of the Registrable Securities outstanding as of the date hereof.

D.   On and after the date hereof, the Company intends to sell shares of its Series A-2 Preferred Stock, par value $0.001 per share, of the Company (the "***Series A-2 Preferred Stock***") to new and current investors in the Company (collectively, the "***Series A-2 Investors***").

E.   The parties hereto desire to amend the Investors' Rights Agreement by this Amendment so as to afford the Series A-2 Investors with registration rights, preemptive rights and information rights on a parity with those that have been provided to the Investors in the Series Seed Preferred Stock, Series 2 Seed Preferred Stock and Series A-1 Preferred Stock of the Company under the Investors' Rights Agreement.

AGREEMENT

NOW, **THEREFORE**, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Amending Investors hereby consent and agree as follows:

1.   **Amendments to Definitions**.

(a)   The definition of "this ***Agreement***", as used throughout the Investors' Rights Agreement, shall mean and refer to the Investors' Rights Agreement as amended by this Amendment.

(b)   Section 1.2 of the Investors' Rights Agreement is hereby amended to read in its entirety as follows:

"*"Certificate of Incorporation*" means the Fourth Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on September 30, 2020, as the same may be amended from time to time."

(c)   Section 1.27 of the Investors' Rights Agreement is hereby amended to read in its entirety as follows:

"*"Series A Preferred Stock*" means, collectively, shares of the Series A-1 Preferred Stock, par value $0.001 per share, and shares of the Series A-2 Preferred Stock, par value $0.001 per share, of the Company."

(d)   The definitions of "*Series Seed Preferred Stock*" and "*Series 2 Seed Preferred Stock*" are hereby re-numbered as Sections 1.28 and 1.29, respectively, of the Investors' Rights Agreement.

2.   **Amendment to Schedule A.**   Schedule A to the Investors' Rights Agreement shall be amended to include the purchasers of the Series A-2 Preferred Stock who were not parties to the Investors' Rights Agreement prior to the date of this Amendment. The names and addresses for notices of such purchasers will be as set forth in their respective Subscription Agreements as entered into in connection with their purchase of shares of Series A-2 Preferred Stock from the Company.

3.   **Counterparts**.   This Amendment may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

4.   **Entire Agreement; No Further Amendment**.   Except as expressly amended hereby, the Investors' Rights Agreement shall remain in full force and effect in accordance with its terms. This Amendment, together with the Investors' Rights Agreement, constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof and thereof.

5.   **Severability**.   If any provision of this Amendment is invalid and unenforceable in any jurisdiction, then, to the fullest extent permitted by law, (a) the other provisions hereof and of the Investors' Rights Agreement shall remain in full force and effect and (b) the invalidity or unenforceability of any provision hereof in any jurisdiction shall not affect the validity or unenforceability of such provision in any other jurisdiction.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties have executed this Amendment No. 1 to Amended and Restated Investors' Rights Agreement as of the day and year first above written.

COMPANY:

VIRTUIX HOLDINGS INC.

By: _____
          Jan Goetgeluk,
          Chief Executive Officer

AMENDING INVESTORS:

Signatures Incorporated by Reference from the Adoption Agreement Signed by the Holders of a Majority of the Series Seed Preferred Stock, Series 2 Seed Preferred Stock and Series A-1 Preferred Stock that are Parties to the Amended and Restated Investors' Rights Agreement.

Signatures of Holders of Series A-2 Preferred Stock Are Incorporated by Reference from the Subscription Agreements Relating to Their Purchase of Series A-2 Preferred Stock (Per Section 2 Thereof).

AMENDED AND RESTATED
INVESTORS' RIGHTS AGREEMENT

TABLE OF CONTENTS

AMENDED AND RESTATED
INVESTORS' RIGHTS AGREEMENT

THIS AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT (this "***Agreement***"), is made as of the 10th day of March, 2016, by and among Virtuix Holdings Inc., a Delaware corporation (the "***Company***"), and each of the investors listed on Schedule A hereto, each of which is referred to in this Agreement as an "***Investor***", including Investors purchasing shares of Series A Preferred Stock of the Company after the date hereof that become a party to this Agreement in accordance with Section 5.9 hereof.

R E C I T A L S:

A.   The Company and the Investors in the Company's Series Seed Preferred Stock and Series 2 Seed Preferred Stock are parties to the Investors' Rights Agreement dated as of April 7, 2014, as amended by Amendment No. 1 to Investors' Rights Agreement dated as of December 3, 2014 (as so amended, the "***Prior IRA Agreement***").

B.   The Investors' Rights Agreement provides that it may only be amended or modified by a written instrument executed by the Company and Investors holding at least a majority of the Registrable Securities (as such term is defined in the Prior IRA Agreement).

C.   The Investors executing this Agreement hold more than a majority of the Registrable Securities outstanding as of the date hereof.

D.   On and after the date hereof, the Company intends to sell shares of its Series A Preferred Stock, par value $0.001 per share, of the Company (the "***Series A Preferred Stock***") to new and current investors in the Company (collectively, the "***Series A Investors***").

E.   As a condition to each Series A Investor's purchase of shares of Series A Preferred Stock, the Company and those Investors holding shares of Series Seed Preferred Stock and Series 2 Seed Preferred Stock of the Company that are executing this Agreement have agreed to enter into this Agreement with each of the Series A Investors.

F.   The parties hereto desire to amend and restate the Prior IRA Agreement in its entirety by this Agreement so as to afford the Series A Investors with registration rights, preemptive rights and information rights on a parity with those that have been provided to the Investors in the Series Seed Preferred Stock and Series 2 Seed Preferred Stock of the Company under the Prior IRA Agreement.

AGREEMENT

NOW, THEREFORE, the parties hereby agree as follows:

Definitions. For purposes of this Agreement:

1.1   "***Affiliate***" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

1.2   "***Certificate of Incorporation***" means the Third Amended and Restated Certificate of Incorporation of the Company as in effect on the date hereof and as the same may be amended hereafter from time to time.

1.3   "***Common Stock***" means shares of the Company's common stock, par value $0.001 per share.

1.4   "***Damages***" means any loss, damage, claim or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, claim or liability (or any action in respect thereof) arises out of or is based upon: (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

1.5   "***Derivative Securities***" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly)**,** Common Stock, including options and warrants.

1.6   "***Exchange Act***" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.7   "***Excluded Registration***" means (i) a registration relating to the sale of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; or (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.

1.8   "***Form S-1***" means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

1.9   "***Form S-3***" means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.10 "***GAAP***" means generally accepted accounting principles in the United States.

1.11 "***Holder***" means any holder of Registrable Securities who is a party to this Agreement.

1.12 "***Immediate Family Member***" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including, adoptive relationships, of a natural person referred to herein.

1.13 "***Initiating Holders***" means, collectively, Holders who properly initiate a registration request under this Agreement.

1.14 "***IPO***" means the Company's first underwritten public offering of its Common Stock under the Securities Act.

1.15 "***Major Investor***" means any Investor that, individually or together with such Investor's Affiliates, holds at least 85,000 shares of Registrable Securities (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

1.16 "***New Securities***" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

1.17 "***Person***" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.18 "***Preferred Stock***" means, collectively, shares of the Series Seed Preferred Stock, Series 2 Seed Preferred Stock and Series A Preferred Stock.

1.19 "***Registrable Securities***" means (i) the Common Stock issuable or issued upon conversion of the Preferred Stock; (ii) any Common Stock, or any Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Company, acquired by the Investors after the date hereof; and (iii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses <u>(i)</u> and <u>(ii)</u> above; excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to <u>Section 5.1</u>, and excluding for purposes of <u>Section 2</u> any shares for which registration rights have terminated pursuant to <u>Section 2.13</u> of this Agreement.

1.20 "***Registrable Securities then outstanding***" means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

1.21   "*Restricted Securities*" means the securities of the Company required to be notated with the legend set forth in Section 2.12(b) hereof.

1.22   "*SEC*" means the Securities and Exchange Commission.

1.23   "*SEC Rule 144*" means Rule 144 promulgated by the SEC under the Securities Act.

1.24   "*SEC Rule 145*" means Rule 145 promulgated by the SEC under the Securities Act.

1.25   "*Securities Act*" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.26   "*Selling Expenses*" means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Section 2.6.

1.27   "*Series Seed Preferred Stock*" means shares of the Company's Series Seed Preferred Stock, par value $0.001 per share.

1.28   "*Series 2 Seed Preferred Stock*" means shares of the Company's Series 2 Seed Preferred Stock, par value $0.001 per share.

Registration Rights. The Company covenants and agrees as follows:

Demand Registration.

(a)   Form S-1 Demand. If at any time after the earlier of (i) five (5) years after the date of this Agreement or (ii) one hundred eighty (180) days after the effective date of the registration statement for the IPO, the Company receives a request from Holders of a majority of the Registrable Securities then outstanding that the Company file a Form S-1 registration statement with respect to a majority of the Registrable Securities then outstanding (or a lesser percent if the anticipated aggregate offering price, net of Selling Expenses, would exceed $10,000,000), then the Company shall (x) within ten (10) days after the date such request is given, give notice thereof (the "*Demand Notice*") to all Holders other than the Initiating Holders; and (y) as soon as practicable, and in any event within sixty (60) days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Sections 2.1(c) and 2.3.

(b)   Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from Holders of Registrable Securities that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least $1,000,000, then the Company shall (i) within ten (10) days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Sections 2.1(c) and 2.3.

(c)   Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to this Section 2.1 a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Company's Board of Directors it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than one hundred twenty (120) days after the request of the Initiating Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period; and provided further that the Company shall not register any securities for its own account or that of any other stockholder during such one hundred twenty (120) day period other than an Excluded Registration.

(d)   The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(a): (i) during the period that is sixty (60) days before the Company's good faith estimate of the date of filing of, and ending on a date that is one hundred eighty (180) days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Company has effected two registrations pursuant to Section 2.1(a); or (iii) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Section 2.1(b). The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(b): (i) during the period that is thirty (30) days before the Company's good faith estimate of the date of filing of, and ending on a date that is ninety (90) days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) if the Company has effected two registrations pursuant to Section 2.1(b) within the twelve (12) month period immediately preceding the date of such request, or (iii) if the Company has effected four registrations pursuant to Section 2.1(b). A registration shall not be counted as "effected" for purposes of this Section 2.1(d) until such time as the applicable registration statement has been declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration, elect not to pay the registration expenses therefor, and forfeit their right to one demand registration statement pursuant to Section 2.6, in which case such withdrawn registration statement shall be counted as "effected" for purposes of this Section 2.1(d).

Company Registration. If the Company proposes to register (including, for this purpose, a registration effected by the Company for stockholders other than the Holders) any of the Common Stock under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration), the Company shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within twenty (20) days after such notice is given by the Company, the Company shall, subject to the provisions of Section 2.3, cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.2 before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Section 2.6.

Underwriting Requirements.

(a)   If, pursuant to Section 2.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 2.1, and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by the Company and shall be reasonably acceptable to a majority in interest of the Initiating Holders. In such event, the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Section 2.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting. Notwithstanding any other provision of this Section 2.3, if the managing underwriter(s) advise(s) the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among such Holders of Registrable Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each Holder or in such other proportion as shall mutually be agreed to by all such selling Holders; provided, however, that the number of Registrable Securities held by the Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares.

(b)   In connection with any offering involving an underwriting of shares of the Company's capital stock pursuant to Section 2.2, the Company shall not be required to include any of the Holders' Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. If the total number of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders in proportion (as nearly as practicable to) the number of Registrable Securities owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares. Notwithstanding the foregoing, in no event shall (i) the number of Registrable Securities included in the offering be reduced unless all other securities (other than securities to be sold by the Company) are first entirely excluded from the offering, or (ii) the number of Registrable Securities included in the offering be reduced below twenty-five percent (25%) of the total number of securities included in such offering, unless such offering is the IPO, in which case the selling Holders may be excluded further if the underwriters make the determination described above and no other stockholder's securities are included in such offering. For purposes of the provision in this Section 2.3(b) concerning apportionment, for any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single "selling Holder," and any pro rata reduction with respect to such "selling Holder" shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such "selling Holder," as defined in this sentence.

Obligations of the Company. Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a)   prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that such one hundred twenty (120) day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Company, from selling any securities included in such registration;

(b)   prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c)   furnish to the selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d)   use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e)   in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(f)   use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(g)   provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h)   promptly make available for inspection by the selling Holders, any managing underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company's officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

(i)   notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed; and

(j)   after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus.

In addition, the Company shall ensure that, at all times after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, its insider trading policy shall provide that the Company's directors may implement a trading program under Rule 10b5-1 of the Exchange Act.

Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder's Registrable Securities.

Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 2, including all registration, filing, and qualification fees; printers' and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements, not to exceed $50,000, of one counsel for the selling Holders ("*Selling Holder Counsel*"), shall be borne and paid by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 2.1 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all selling Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to one registration pursuant to Sections 2.1(a) or 2.1(b), as the case may be; provided further that if, at the time of such withdrawal, the Holders shall have learned of a material adverse change in the condition, business, or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness after learning of such information then the Holders shall not be required to pay any of such expenses and shall not forfeit their right to one registration pursuant to Sections 2.1(a) or 2.1(b). All Selling Expenses relating to Registrable Securities registered pursuant to this Section 2 shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

Indemnification. If any Registrable Securities are included in a registration statement under this Section 2:

(a) To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, and stockholders of each such Holder; legal counsel and accountants for each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration.

(b)   To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other Holder selling securities in such registration statement, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under Sections 2.8(b) and 2.8(d) exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

(c)   Promptly after receipt by an indemnified party under this Section 2.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.8, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Section 2.8, to the extent that such failure materially prejudices the indemnifying party's ability to defend such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2.8.

(d)   To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either: (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Section 2.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Section 2.8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Section 2.8, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case (x) no Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Holder's liability pursuant to this Section 2.8(d), when combined with the amounts paid or payable by such Holder pursuant to Section 2.8(b), exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of willful misconduct or fraud by such Holder.

(e)   Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

(f)   Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Section 2.8 shall survive the completion of any offering of Registrable Securities in a registration under this Section 2, and otherwise shall survive the termination of this Agreement.

Reports Under Exchange Act. With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall:

(a)   make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of the registration statement filed by the Company for the IPO;

(b)   use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); and

(c)   furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the registration statement filed by the Company for the IPO), the Securities Act, and the Exchange Act (at any time after the Company has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after the Company so qualifies); and (ii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (at any time after the Company so qualifies to use such form).

Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of a majority of the Registrable Securities then outstanding (excluding any of such shares held by any Holders whose rights to request registration or inclusion in any registration pursuant to this Section 2 have terminated in accordance with Section 2.13), enter into any agreement with any holder or prospective holder of any securities of the Company (i) to include such securities in any registration filed under this Section 2, unless under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only on a pro rata basis with respect the Registrable Securities, (ii) to make a demand registration that could result in such registration statement being declared effective prior to the dates set forth in this Section 2.1(a) or within one-hundred-eighty (180) days of the effective date of any registration effected pursuant to this Section 2 or (iii) to grant registration rights that are senior to the rights granted to the Investors under this Agreement; provided that this limitation shall not apply to any additional Investor who becomes a party to this Agreement in accordance with Section 5.9.

"Market Stand-off" Agreement. Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company of shares of its Common Stock or any other equity securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the IPO, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Holder or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 2.11 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, or the transfer of any shares to any trust for the direct or indirect benefit of the Holder or the immediate family of the Holder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Holders only if all officers, directors and stockholders individually owning more than one percent (1%) of the Company's outstanding Common Stock (after giving effect to conversion into Common Stock of all outstanding Preferred Stock) are bound by and subject to the same restrictions. The underwriters in connection with such registration are intended third-party beneficiaries of this Section 2.11 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 2.11 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all Holders subject to such agreements, based on the number of shares subject to such agreements.

Restrictions on Transfer.

(a)   No shares of Preferred Stock or any Registrable Securities shall be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of shares of Preferred Stock or Registrable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

(b)   Each certificate, instrument, or book entry representing (i) shares of Preferred Stock, (ii) the Registrable Securities, and (iii) any other securities issued in respect of the securities referenced in clauses (i) and (ii), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Section 2.12(c)) be notated with a legend substantially in the following form:

THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Section 2.12.

(c)   The holder of such Restricted Securities, by acceptance of ownership thereof, agrees to comply in all respects with the provisions of this Section 2. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the Holder thereof shall give notice to the Company of such Holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a legal opinion or "no action" letter (x) in any transaction in compliance with SEC Rule 144; or (y) in any transaction in which such Holder distributes Restricted Securities to an Affiliate of such Holder for no consideration; provided that each transferee agrees in writing to be subject to the terms of this Section 2.12. Each certificate, instrument, or book entry representing the Restricted Securities transferred as above provided shall be notated with, except if such transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Section 2.12(b), except that such certificate instrument, or book entry shall not be notated with such restrictive legend if, in the opinion of counsel for such Holder and the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act.

Termination of Registration Rights. The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Sections 2.1 or 2.2 shall terminate upon the earliest to occur of:

(a) the closing of a Deemed Liquidation, as such term is defined in the Certificate of Incorporation;

(b) such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such Holder's shares without limitation during a three-month period without registration; and

(c) the five year anniversary of the IPO.

Information Rights.

Delivery of Financial Statements. The Company shall deliver or otherwise make available to each Investor, as soon as practicable, but in any event within sixty (60) days after the end of each fiscal quarter of the Company, an unaudited conssolidated balance sheet as of the end of such quarter, and unaudited consonsolidated statements of income and of cash flows for such quarter.

Termination of Information Rights. The obligation to deliver or otherwise make available financial statements pursuant to Section 3.1 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation, as such term is defined in the Certificate of Incorporation, whichever event occurs first.

Confidentiality. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 3.3 by such Investor), (b) is or has been independently developed or conceived by the Investor without use of the Company's confidential information, or (c) is or has been made known or disclosed to the Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that an Investor may disclose confidential information (i) to such Investor's attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Registrable Securities from such Investor, if such prospective purchaser agrees to be bound by the provisions of this Section 3.3; (iii) to any Affiliate, partner, member, stockholder, or wholly owned subsidiary of such Investor in the ordinary course of business, provided that such Investor informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (iv) as may otherwise be required by law, provided that the Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

Rights to Future Stock Issuances.

Right of First Offer. Subject to the terms and conditions of this Section 4.1 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the

Company shall first offer such New Securities to each Major Investor. A Major Investor shall be entitled to apportion the right of first offer hereby granted to it. in such proportions as it deems appropriate, among (i) itself and (ii) its Affiliates.

(a)   The Company shall give notice (the "***Offer Notice***") to each Major Investor, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b)   By notification to the Company within fifteen (15) business days after the Offer Notice is given, each Major Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Common Stock then held by such Major Investor (including all shares of Common Stock then issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held by such Major Investor) bears to the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Preferred Stock and other Derivative Securities). At the expiration of such fifteen (15) business day period, the Company shall promptly notify each Major Investor that elects to purchase or acquire all the shares available to it (each, a "***Fully Exercising Investor***") of any other Major Investor's failure to do likewise. During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising Investor may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Securities for which Major Investors were entitled to subscribe but that were not subscribed for by the Major Investors which is equal to the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held, by such Fully Exercising Investor bears to the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held, by all Fully Exercising Investors who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Section 4.1(b) shall occur within the later of ninety (90) days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Section 4.1(c).

(c)   If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 4.1(b), the Company may, during the ninety (90) day period following the expiration of the periods provided in Section 4.1(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Major Investors in accordance with this Section 4.1.

(d)   The right of first offer in this Section 4.1 shall not be applicable to (i) Exempted Securities (as defined in the Certificate of Incorporation); (ii) shares of Common

Stock issued in the IPO; and (iii) the issuance and sale of up to 7,000,000 shares of Series A Preferred Stock, or of Warrants to acquire such shares of Series A Preferred Stock, afte the date of this Agreement.

(e)   Notwithstanding any provision hereof to the contrary, in lieu of complying with the provisions of this Section 4.1, the Company may elect to give notice to the Major Investors within thirty (30) days after the issuance of New Securities. Such notice shall describe the type, price, and terms of the New Securities. Each Major Investor shall have twenty (20) days from the date notice is given to elect to purchase up to the number of New Securities that would, if purchased by such Major Investor, maintain such Major Investor's percentage-ownership position, calculated as set forth in Section 4.1(b) before giving effect to the issuance of such New Securities. The closing of such sale shall occur within sixty (60) days of the date notice is given to the Major Investors.

Termination. The covenants set forth in Section 4.1 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation as such term is defined in the Certificate of Incorporation, whichever event occurs first.

Miscellaneous.

Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by a Holder to a transferee of Registrable Securities that (i) is an Affiliate of a Holder; (ii) is a Holder's Immediate Family Member or trust for the benefit of an individual Holder or one or more of such Holder's Immediate Family Members; or (iii) after such transfer, holds at least 1,000,000 shares of Registrable Securities (subject to appropriate adjustment for stock splits, stock dividends, combinations, and other recapitalizations occurring after the date hereof); provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred; and (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement, including the provisions of Section 2.11. For the purposes of determining the number of shares of Registrable Securities held by a transferee, the holdings of a transferee (1) that is an Affiliate or stockholder of a Holder; (2) who is a Holder's Immediate Family Member; or (3) that is a trust for the benefit of an individual Holder or such Holder's Immediate Family Member shall be aggregated together and with those of the transferring Holder; provided further that all transferees who would not qualify individually for assignment of rights shall have a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

Governing Law.   This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflicts of law principles.

Counterparts.   This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes**.**

Titles and Subtitles.   The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

Notices.   All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail or facsimile during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on Schedule A or Schedule B (as applicable) hereto, or to the principal office of the Company and to the attention of the Chief Executive Officer, in the case of the Company, or to such email address, facsimile number, or address as subsequently modified by written notice given in accordance with this Section 5.5. If notice is given to the Company, a copy shall also be sent to Michael Dunn, Esq., Phillips & Reiter, PLLC, 6805 N. Capital of Texas Highway, Suite 318, Austin, Texas 78731.

Amendments and Waivers.   Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the holders of a majority of the Registrable Securities then outstanding; provided that the Company may in its sole discretion waive compliance with Section 2.12(c) (and the Company's failure to object promptly in writing after notification of a proposed assignment allegedly in violation of Section 2.12(c) shall be deemed to be a waiver); and provided further that any provision hereof may be waived by any waiving party on such party's own behalf, without the consent of any other party. Notwithstanding the foregoing, this Agreement may not be amended or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, termination, or waiver applies to all Investors in the same fashion (it being agreed that a waiver of the provisions of Section 4 with respect to a particular transaction shall be deemed to apply to all Investors in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Investors may nonetheless, by agreement with the Company, purchase securities in such transaction). The Company shall give prompt notice of any amendment or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, termination, or waiver. Any amendment, termination, or waiver effected in accordance with this Section 5.6 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

Severability. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

Aggregation of Stock. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Series A Preferred Stock, or Warrants to purchase shares of Series A Preferred Stock, after the date hereof, the purchaser of such shares of Series A Preferred Stock or recipient of such Warrants, as the case may be, may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement or an Adoption Agreement agreeing to be bound by this Agreement as an "Investor" hereunder, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

Entire Agreement. This Agreement (including any Schedules and Exhibits hereto) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties, including, without limitation, the Prior IRA Agreement, is expressly canceled and of no further force or effect.

Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF

THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

[*Remainder of Page Intentionally Left Blank*]

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Investors' Rights Agreement as of the date first written above.


VIRTUIX HOLDINGS INC.


By: _____
Jan Goetgeluk,
Chief Executive Officer

INVESTORS:

Signatures Incorporated by Reference from the Adoption Agreement Signed by the Holders of a Majority of the Series Seed Preferred Stock and Series 2 Seed Preferred Stock that are Parties to the Prior IRA Agreement.

Signatures of Holders of Series A Preferred Stock Are Incorporated by Reference from the Subscription Agreements Relating to Their Purchase of Series A Preferred Stock (Per Section 2 Thereof).

Exhibit Exhibit F (continued)

Amended and Restated Right of First Refusal Agreement

See attached

AMENDMENT NO. 2
TO
AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AGREEMENT

This Amendment No. 2 to Amended and Restated Right of First Refusal Agreement (this "*Amendment*") is dated as of January 31, 2023, by and among Virtuix Holdings Inc., a Delaware corporation (the "*Company*"), the holders of the Company's Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock executing this Amendment (the "*Amending Investors*"), and the holders of the Company's Common Stock executing this Amendment (the "*Amending Key Holders*").

R E C I T A L S :

A.   The Company, the investors in the Company's Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock, and the holders of Common Stock of the Company identified as "Key Holders" therein, are parties to the Amended and Restated Right of First Refusal Agreement dated as of March 10, 2016, as amended by Amendment No. 1 to Amended and Restated Right of First Refusal Agreement dated as of September 25, 2020 (as so amended, the "*First Refusal Agreement*"); and unless otherwise defined herein, all defined terms used in this Amendment shall have the respective meanings ascribed to such terms in the First Refusal Agreement.

B.   The First Refusal Agreement provides that it may only be amended or modified by a written instrument executed by the Company, the Key Holders holding a majority of the shares of capital stock of the Company then held by all of the Key Holders, and the holders of a majority of the Common Stock of the Company issued or issuable upon the conversion of the outstanding shares of Preferred Stock held by the Investors.

C.   The Key Holders executing this Amendment hold a majority of the shares of Common Stock of the Company then held by all of the Key Holders on the date hereof; and the Amending Investors executing this Amendment hold more than a majority of the Common Stock of the Company issued or issuable upon the conversion of the then outstanding shares of Preferred Stock held by the Investors on the date hereof.

D.   On and after the date hereof, the Company intends to sell Safes (Simple Agreements for Future Equity) that are convertible into shares of Series B Preferred Stock, par value $0.001 per share, of the Company (the "*Series B Preferred Stock*"), and thereafter to sell shares of Series B Preferred Stock in a future equity financing, to new and current investors in the Company (collectively, the "*Series B Investors*").

E.   The parties hereto desire to amend the First Refusal Agreement by this Amendment so as to afford the Series B Investors with rights of first refusal on a parity with those that have been provided to the Investors in the Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock and Series 2 Preferred Stock of the Company under the First Refusal Agreement.

AGREEMENT

NOW, **THEREFORE**, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Amending Investors hereby consent and agree as follows:

1.   **Amendments to Definitions**.

(a)   The definition of "this *Agreement*", as used throughout the First Refusal Agreement, shall mean and refer to the First Refusal Agreement as amended by this Amendment.

(b)   Section 1.9 of the First Refusal Agreement is hereby amended to read in its entirety as follows:

""*Preferred Stock*" means, collectively, shares of the Company's Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series B Preferred Stock."

(c)   Section 1.13 of the First Refusal Agreement is hereby amended to read in its entirety as follows:

""*Restated Certificate*" means the Fifth Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on or about January 31, 2023, as the same may be amended from time to time."

2.   **Amendment to Section 7.11**.   Section 7.11 of the First Refusal Agreement is hereby amended to read in its entirety as follows:

"7.11   Additional Investors.   Notwithstanding anything to the contrary contained herein, if the Company issues (i) additional shares of Series A Preferred Stock, or Warrants to purchase shares of Series A Preferred Stock, after the date hereof, or (ii) shares of Series B Preferred Stock, or Warrants to purchase shares of Series B Preferred Stock or Safes that are convertible into shares of Series B Preferred Stock, after the date hereof, any purchaser of such shares of Series A Preferred Stock or Series B Preferred Stock, or recipient of such Warrants or Safes, as the case may be, may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement or an Adoption Agreement agreeing to be bound by this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder."

3.   **Amendment to Schedule A.** Schedule A to the First Refusal Agreement shall be amended to include the purchasers of the Series B Preferred Stock who were not parties to the First Refusal Agreement prior to the date of this Amendment. The names and addresses for notices of such purchasers will be as set forth in their respective Subscription Agreements as entered into in connection with their purchase of shares of Series B Preferred Stock from the Company.

4.   **Counterparts**. This Amendment may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.   **Entire Agreement; No Further Amendment**. Except as expressly amended hereby, the First Refusal Agreement shall remain in full force and effect in accordance with its terms. This Amendment, together with the First Refusal Agreement, constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof and thereof.

6.   **Severability**. If any provision of this Amendment is invalid and unenforceable in any jurisdiction, then, to the fullest extent permitted by law, (a) the other provisions hereof and of the First Refusal Agreement shall remain in full force and effect and (b) the invalidity or unenforceability of any provision hereof in any jurisdiction shall not affect the validity or unenforceability of such provision in any other jurisdiction.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties have executed this Amendment No. 2 to Amended and Restated Right of First Refusal Agreement as of the day and year first above written.

COMPANY:

VIRTUIX HOLDINGS INC.

By: _____
            Jan Goetgeluk,
            Chief Executive Officer

AMENDING INVESTORS:

Signatures Incorporated by Reference from the Adoption Agreement Signed by the Holders of a Majority of the Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock that are Parties to the First Refusal Agreement.

AMENDING KEY HOLDERS:

_____
JAN GOETGELUK

AMENDMENT NO. 1
TO
AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AGREEMENT

This Amendment No. 1 to Amended and Restated Right of First Refusal Agreement (this "*Amendment*") is dated as of September 30, 2020, by and among Virtuix Holdings Inc., a Delaware corporation (the "*Company*"), the holders of the Company's Series Seed Preferred Stock, Series 2 Seed Preferred Stock and Series A-1 Preferred Stock (formerly designated as Series A Preferred Stock) executing this Amendment (the "*Amending Investors*"), and the holders of the Company's Common Stock executing this Amendment (the "*Amending Key Holders*").

R E C I T A L S:

A.   The Company, the investors in the Company's Series Seed Preferred Stock, Series 2 Seed Preferred Stock and Series A-1 Preferred Stock, and the holders of Common Stock of the Company identified as "Key Holders" therein, are parties to the Amended and Restated Right of First Refusal Agreement dated as of March 10, 2016 (the "*First Refusal Agreement*"); and unless otherwise defined herein, all defined terms used in this Amendment shall have the respective meanings ascribed to such terms in the First Refusal Agreement.

B.   The First Refusal Agreement provides that it may only be amended or modified by a written instrument executed by the Company, the Key Holders holding a majority of the shares of capital stock of the Company then held by all of the Key Holders, and the holders of a majority of the Common Stock of the Company issued or issuable upon the conversion of the outstanding shares of Preferred Stock held by the Investors.

C.   The Key Holders executing this Amendment hold a majority of the shares of Common Stock of the Company then held by all of the Key Holders on the date hereof; and the Amending Investors executing this Amendment hold more than a majority of the Common Stock of the Company issued or issuable upon the conversion of the then outstanding shares of Preferred Stock held by the Investors on the date hereof.

D.   On and after the date hereof, the Company intends to sell shares of its Series A-2 Preferred Stock, par value $0.001 per share, of the Company (the "*Series A-2 Preferred Stock*") to new and current investors in the Company (collectively, the "*Series A-2 Investors*").

E.   The parties hereto desire to amend the First Refusal Agreement by this Amendment so as to afford the Series A-2 Investors with rights of first refusal on a parity with those that have been provided to the Investors in the Series Seed Preferred Stock, Series 2 Seed Preferred Stock and Series A-1 Preferred Stock of the Company under the First Refusal Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Amending Investors hereby consent and agree as follows:

1.   **Amendments to Definitions**.

(a)   The definition of "this ***Agreement***", as used throughout the First Refusal Agreement, shall mean and refer to the First Refusal Agreement as amended by this Amendment.

(b)   Section 1.9 of the First Refusal Agreement is hereby amended to read in its entirety as follows:

""***Preferred Stock***" means, collectively, shares of the Company's Series Seed Preferred Stock, Series 2 Seed Preferred Stock and Series A Preferred Stock; with the term "***Series A Preferred Stock***" meaning the Series A-1 Preferred Stock and Series A-2 Preferred Stock, together, of the Company."

(c)   Section 1.13 of the First Refusal Agreement is hereby amended to read in its entirety as follows:

""***Restated Certificate***" means the Fourth Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on September 30, 2020, as the same may be amended from time to time."

2.   **Amendment to Schedule A.**   Schedule A to the First Refusal Agreement shall be amended to include the purchasers of the Series A-2 Preferred Stock who were not parties to the First Refusal Agreement prior to the date of this Amendment.   The names and addresses for notices of such purchasers will be as set forth in their respective Subscription Agreements as entered into in connection with their purchase of shares of Series A-2 Preferred Stock from the Company.

3.   **Counterparts**.   This Amendment may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.   Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

4.   **Entire Agreement; No Further Amendment**.   Except as expressly amended hereby, the First Refusal Agreement shall remain in full force and effect in accordance with its terms.   This Amendment, together with the First Refusal Agreement, constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof and thereof.

5.   **Severability**. If any provision of this Amendment is invalid and unenforceable in any jurisdiction, then, to the fullest extent permitted by law, (a) the other provisions hereof and of the First Refusal Agreement shall remain in full force and effect and (b) the invalidity or unenforceability of any provision hereof in any jurisdiction shall not affect the validity or unenforceability of such provision in any other jurisdiction.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties have executed this Amendment No. 1 to Amended and Restated Right of First Refusal Agreement as of the day and year first above written.

<u>**COMPANY**</u>:

VIRTUIX HOLDINGS INC.

By: _____
          Jan Goetgeluk,
          Chief Executive Officer

<u>**AMENDING INVESTORS:**</u>

Signatures Incorporated by Reference from the Adoption Agreement Signed by the Holders of a Majority of the Series Seed Preferred Stock, Series 2 Seed Preferred Stock and Series A-1 Preferred Stock that are Parties to the First Refusal Agreement.

Signatures of Holders of Series A-2 Preferred Stock Are Incorporated by Reference from the Subscription Agreements Relating to Their Purchase of Series A-2 Preferred Stock (Per Section 2 Thereof).

<u>**AMENDING KEY HOLDERS:**</u>

_____

JAN GOETGELUK

AMENDED AND RESTATED
RIGHT OF FIRST REFUSAL AGREEMENT

THIS AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AGREEMENT (this "*Agreement*"), is made as of the 10th day of March, 2016, by and among Virtuix Holdings Inc., a Delaware corporation (the "*Company*"), the Investors listed on <u>Schedule A</u> hereto and the Key Holders listed on <u>Schedule B</u> hereto.

R E C I T A L S:

A.   The Company, the Investors in the Company's Series Seed Preferred Stock and Series 2 Seed Preferred Stock listed on Schedule A thereto, and the holders of the Company's Common Stock listed on Schedule B thereto are parties to the Right of First Refusal Agreement dated as of April 7, 2014, as amended by Amendment No. 1 to Right of First Refusal Agreement dated as of December 3, 2014 (as so amended, the "*Prior RoFR Agreement*").

B.   The Prior RoFR Agreement provides that it may only be amended or modified by a written instrument executed by the Company, Key Holders holding a majority of the shares of Transfer Stock then held by all of the Key Holders who are then providing services to the Company as officers, employees or consultants, and Investors holding a majority of the Common Stock issuable or issued upon conversion of the Series Seed Preferred Stock and Series 2 Seed Preferred Stock of the Company.

C.   The Investors executing this Agreement hold a majority of the Common Stock issuable or issued upon conversion of the Series Seed Preferred Stock and Series 2 Seed Preferred Stock of the Company; and the Key Holders executing this Amendment hold more than a majority of the shares of Transfer Stock held by all of the Key Holders who are currently providing services to the Company as officers, employees or consultants.

D.   On and after the date hereof, the Company intends to sell shares of its Series A Preferred Stock, par value $0.001 per share, of the Company (the "*Series A Preferred Stock*") to new and current investors in the Company (collectively, the "*Series A Investors*").

E.   As a condition to each Series A Investor's purchase of shares of Series A Preferred Stock, the Company, the current Investors executing this Agreement, and the Key Holders have agreed to enter into this Agreement with each of the Series A Investors.

F.   The parties hereto desire to amend and restate the Prior RoFR Agreement in its entirety by this Agreement so as to afford the Series A Investors with the first refusal rights provided for herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company, the Key Holders and the Investors agree as follows:

1.   Definitions.

1.1   "*Affiliate*" means, with respect to any specified Investor, any other Investor who directly or indirectly, controls, is controlled by or is under common control with such Investor, including, without limitation, any general partner, managing member, officer or director of such Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, such Investor.

1.2   "*Capital Stock*" means (a) shares of Preferred Stock, (b) shares of Common Stock, whether now outstanding or hereafter issued in any context, including, without limitation, upon the conversion of shares of Preferred Stock, and (c) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by any Key Holder, any Investor, or their respective successors or permitted transferees or assigns. For purposes of the number of shares of Capital Stock held by an Investor or Key Holder (or any other calculation based thereon), all shares of Preferred Stock shall be deemed to have been converted into Common Stock at the thenapplicable conversion ratio.

1.3   "*Change of Control*" means a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company.

1.4   "*Common Stock*" means shares of Common Stock of the Company, $0.001 par value per share.

1.5   "*Company Notice*" means a written notice from the Company notifying the selling Key Holder that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.6   "*Investor Notice*" means a written notice from an Investor notifying the Company and the selling Key Holder that such Investor intends to exercise its Secondary Refusal Right as to a portion of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.7   "*Investors*" means the persons named on Schedule A hereto, each person to whom the rights of an Investor are assigned pursuant to Section 7.9, and each person who hereafter becomes a signatory to this Agreement pursuant to Sections 7.8 and 7.11, as the context may require.

1.8   "*Key Holders*" means the persons named on Schedule B hereto, each person to whom the rights of a Key Holder are assigned pursuant to Section 3, and each person who hereafter becomes a signatory to this Agreement as a "Key Holder" as a condition to such person becoming a stockholder of the Company, as the context may require

1.9   "**Preferred Stock**" means, collectively, shares of the Company's Series Seed Preferred Stock, Series 2 Seed Preferred Stock and Series A Preferred Stock.

1.10   "**Proposed Key Holder Transfer**" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Key Holders.

1.11   "**Proposed Transfer Notice**" means written notice from a Key Holder setting forth the terms and conditions of a Proposed Key Holder Transfer.

1.12   "**Prospective Transferee**" means any person to whom a Key Holder proposes to make a Proposed Key Holder Transfer.

1.13   "**Restated Certificate**" means the Company's Third Amended and Restated Certificate of Incorporation, as in effect on the date hereof and as the same may hereafter be amended from time to time.

1.14   "**Right of First Refusal**" means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.15   "**Secondary Notice**" means a written notice from the Company notifying the Investors and the selling Key Holder that the Company does not intend to exercise its Right of First Refusal as to all shares of Transfer Stock with respect to any Proposed Key Holder Transfer.

1.16   "**Secondary Refusal Right**" means the right, but not an obligation, of each Investor to purchase up to its pro rata portion (based upon the total number of shares of Capital Stock then held by all Investors) of any Transfer Stock not purchased by the Company pursuant to its Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

1.17   "**Transfer Stock**" means shares of Capital Stock owned by a Key Holder as of the date hereof, or issued to a Key Holder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like).

1.18   "**Undersubscription Notice**" means written notice from an Investor notifying the Company and the selling Key Holder that such Investor intends to exercise its option to purchase all or any portion of the Transfer Stock not purchased pursuant to the Secondary Refusal Right.

2.   Agreement Among the Company, the Investors and the Key Holders

.

2.1   Right of First Refusal by Key Holders.

(a)   Grant. Each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(b)   Notice. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company and each of the Investors not later than forty-five (45) days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Key Holder Transfer. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the selling Key Holder within fifteen (15) days after delivery of the Proposed Transfer Notice.

(c)   Grant of Secondary Refusal Right to Investors. Each Key Holder hereby unconditionally and irrevocably grants to the Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Section 2.1(c). If the Company does not intend to exercise its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to each Investor to that effect no later than fifteen (15) days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, an Investor must deliver an Investor Notice to the selling Key Holder and the Company within ten (10) days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(d)   Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company and the Investors with respect to some but not all of the Transfer Stock by the end of the ten (10) day period specified in the last sentence of Section 2.1(c) (the "**Investor Notice Period**"), then the Company shall, immediately after the expiration of the Investor Notice Period, send written notice (the "**Company Undersubscription Notice**") to those Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "**Exercising Investors**"). Each Exercising Investor shall, subject to the provisions of this Section 2.1(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice.   To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Key Holder and the Company within ten (10) days after the expiration of the Investor Notice Period. In the event there are two (2) or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Section 2.1(d) shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Key Holder of that fact.

(e)   Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Company's Board of Directors and as set forth in the Company Notice. If the Company or any Investor cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Investors shall take place, and all payments from the Company and the Investors shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer; and (ii) forty-five (45) days after delivery of the Proposed Transfer Notice.

2.2   [Intentionally Omitted].

2.3   Effect of Failure to Comply.

(a)   Transfer Void; Equitable Relief. Any Proposed Key Holder Transfer not made in compliance with the requirements of this Agreement shall be null and void *ab initio*, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(b)   Violation of Refusal Rights. If any Key Holder becomes obligated to sell any Transfer Stock to the Company or any Investor under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company and/or any such Investors may, at its option, in addition to all other remedies it may have, send to such Key Holder the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company or such Investor (or request that the Company effect such transfer in the name of an Investor) on the Company's books any certificates, instruments, or book entry representing the Transfer Stock to be sold.

3.   Exempt Transfers.

3.1   Exempted Transfers.   Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2.1 shall not apply (a) in the case of a Key Holder that is an entity, upon a transfer by such Key Holder to its stockholders, members, partners or other equity holders; (b) to a repurchase of Transfer Stock from a Key Holder by the Company at a price no greater than that originally paid by such Key Holder for such Transfer Stock and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board of Directors; (c) to a pledge of Transfer Stock that creates a mere security interest in the pledged Transfer Stock, provided that the pledgee thereof agrees in writing in advance to be bound by and comply with all applicable provisions of this Agreement to the same

extent as if it were the Key Holder making such pledge; or (d) in the case of a Key Holder that is a natural person, upon a transfer of Transfer Stock by such Key Holder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Key Holder (or his or her spouse) (all of the foregoing collectively referred to as "***Family Members***"), or any other person approved by the Board of Directors of the Company, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by such Key Holder or any such family members; provided that in the case of clause(s) (a), (c), or (d), the Key Holder shall deliver prior written notice to the Company at least ten (10) days prior to effecting such pledge, gift or transfer, such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement, and such transferee shall, as a condition to the receipt of such pledge, gift or transfer, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Key Holder (but only with respect to the securities so transferred to the transferee), including the obligations of a Key Holder with respect to Proposed Key Holder Transfers of such Transfer Stock pursuant to Section 2.1.

3.2 Exempted Offerings

. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to the sale of any Transfer Stock (a) to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (a "***Public Offering***"); or (b) pursuant to a Deemed Liquidation (as defined in the Restated Certificate).

4. Legend

. Each certificate, instrument, or book entry representing shares of Transfer Stock held by the Key Holders or issued to any permitted transferee in connection with a transfer permitted by Section 3 hereof shall be notated with the following legend:

> THE SALE, PLEDGE, HYPOTHECATION, OR TRANSFER OF THE SECURITIES REPRESENTED HEREBY IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST REFUSAL AGREEMENT BY AND AMONG THE STOCKHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

Each Key Holder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares notated with the legend referred to in this Section 4 above to enforce the provisions of this Agreement, and the Company agrees to promptly do so. The legend shall be removed upon termination of this Agreement at the request of the holder.

5. Lock-Up.

5.1 Agreement to Lock-Up

. Each Key Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's initial public offering (the "***IPO***") and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (l80) days), or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports; and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Capital Stock held immediately prior to the effectiveness of the registration statement for the IPO; or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Capital Stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Capital Stock or other securities, in cash or otherwise. The foregoing provisions of this Section 5 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, and shall only be applicable to the Key Holders if all officers, directors and holders of more than one percent (1%) of the outstanding Common Stock (after giving effect to the conversion into Common Stock of all outstanding Preferred Stock) enter into similar agreements. The underwriters in connection with the IPO are intended thirdparty beneficiaries of this Section 5 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Key Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in the IPO that are consistent with this Section 5 or that are necessary to give further effect thereto.

5.2 Stop Transfer Instructions

. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the shares of Capital Stock of each Key Holder (and transferees and assignees thereof) until the end of such restricted period.

6. Drag-Along Rights

.

6.1 Definitions

. For purposes of this Section 6, a "***Sale of the Company***" shall mean either a Change of Control or (b) any other transaction that qualifies as a "***Deemed Liquidation***" as defined in the Restated Certificate.

6.2 Actions to be Taken

. In the event that (i) the Board of Directors of the Company, (ii) the holders of at least 66.67% of the then outstanding shares of Common Stock, voting as a separate class of shares from all other issued and outstanding series and classes of Capital Stock (the "***Electing Common Holders***"), and (iii) the holders of a majority of the issued and outstanding shares of

Preferred Stock, voting together as a single class on an as-converted-to Common Stock basis (the "***Electing Preferred Holders***"; and collectively with the Electing Common Holders, the "***Electing Holders***"), approve a Sale of the Company in writing, specifying that this Section 6 shall apply to such transaction, then each Key Holder, each Investor and the Company hereby agree to the following:

(a) if such transaction requires stockholder approval, with respect to all shares of Capital Stock that such Key Holder or Investor owns or over which such Key Holder or Investor otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all such shares of Capital Stock in favor of, and adopt, such Sale of the Company (together with any related amendment to the Restated Certificate required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b) if such transaction is to be consummated as a stock sale, to sell the same proportion of shares of Capital Stock beneficially held by such Key Holder or Investor as is being sold by the Electing Holders to the person to whom the Electing Holders propose to sell their shares of Capital Stock, and, except as permitted in Section 6.3 below, on the same terms and conditions as the Electing Holders;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Electing Holders in order to carry out the terms and provision of this Section 6, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any shares of Capital Stock owned by such party or Affiliate in a voting trust or subject any shares of Capital Stock to any arrangement or agreement with respect to the voting of such shares, unless specifically requested to do so by the acquiror in connection with the Sale of the Company;

(e) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(f) if the consideration to be paid in exchange for the shares of Capital Stock pursuant to this Section 6 includes any securities and due receipt thereof by any Key Holder or Investor would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Key Holder or Investor of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended, the Company may cause to be paid to any such Key Holder or Investor in lieu thereof, against surrender of the shares of Capital Stock which would have otherwise been sold by such Key Holder or Investor, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Key Holder or Investor would otherwise receive as of the date of the issuance of such securities in exchange for such shares of Capital Stock; and

(g)   in the event that the Electing Holders, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Key Holders and Investors under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Key Holder's or Investor's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Key Holders and Investor, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Key Holder or Investor with respect to any action or inaction taken or failed to be taken by the Stockholder Representative in connection with its service as the Stockholder Representative, absent fraud or willful misconduct.

6.3   Exceptions

.   Notwithstanding the foregoing, each Key Holder and Investor will not be required to comply with Section 6.2 above in connection with any proposed Sale of the Company (the "**Proposed Sale**"), unless:

(a)   any representations and warranties to be made by such Key Holder or Investor in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such shares of Capital Stock, including, but not limited to, representations and warranties that (i) such Key Holder or Investor holds all right, title and interest in and to the shares of Capital Stock that such Key Holder or Investor purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of such Key Holder or Investor in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by such Key Holder or Investor have been duly executed by such Key Holder or Investor and delivered to the acquiror and are enforceable against such Key Holder or Investor in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of such Key Holder's or Investor's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency applicable to such Key Holder or Investor;

(b)   such Key Holder or Investor shall not be liable for the inaccuracy of any representation or warranty made by any other party in connection with the Proposed Sale, other than the Company but solely to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company;

(c)   the liability for indemnification, if any, of such Key Holder or Investor in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its stockholders in connection with such Proposed Sale, is several and not joint with any other person or party (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company) and is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Key Holder or Investor in connection with such Proposed Sale;

(d) upon the consummation of the Proposed Sale (i) each holder of each class or series of the Company's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, (ii) each holder of each series of the Preferred Stock will receive the same amount of consideration per share with respect to such series of the Preferred Stock as is received by the other holders of the same series of the Preferred Stock, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation (assuming for this purpose that the Proposed Sale is a Deemed Liquidation) in accordance with the Restated Certificate in effect immediately prior to the Proposed Sale; provided, however, that, notwithstanding the foregoing, if the consideration to be paid in exchange for the shares of Capital Stock held by a Key Holder or Investor, as applicable, pursuant to this Section 6.3(d) includes any securities, and the due receipt thereof by any Key Holder or Investor would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Key Holder or Investor of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended, the Company may cause to be paid to any such Key Holder or Investor in lieu thereof, against surrender of the shares of Capital Stock held by such Key Holder or Investor, as applicable, which would have otherwise been sold by such Key Holder or Investor, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Key Holder or Investor would otherwise receive as of the date of the issuance of such securities in exchange for the shares of Capital Stock held by such Key Holder or Investor.

7.   Miscellaneous

.

7.1   Term

. This Agreement shall automatically terminate upon the earliest of (a) immediately prior to the consummation of the Company's IPO; (b) the date that the Company first becomes subject to the periodic reporting requirements under Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended; and (c) the consummation of a Deemed Liquidation.

7.2   Stock Split

. All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting the Capital Stock occurring after the date of this Agreement.

7.3   Ownership

. Each Key Holder represents and warrants that such Key Holder is the sole legal and beneficial owner of the shares of Transfer Stock subject to this Agreement and that no other person or entity has any interest in such shares (other than a community property interest as to which the holder thereof has acknowledged and agreed in writing to the restrictions and obligations hereunder).

7.4   Dispute Resolution

. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

7.5   Notices

. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereof, as the case may be, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 7.5. If notice is given to the Company, a copy shall also be sent to Michael Dunn, Esq., Phillips & Reiter, PLLC, 6805 N. Capital of Texas Highway, Suite 318, Austin, Texas 78731.

7.6 Entire Agreement

. This Agreement (including, the Exhibits and Schedules hereto) constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements relating to the subject matter hereof including, without limitation, the Prior RoFR Agreement.

7.7 Delays or Omissions

. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.8 Amendment; Waiver and Termination

. This Agreement may be amended, modified or terminated (other than pursuant to Section 7.1 above) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company, (b) the Key Holders holding a majority of the shares of Transfer Stock then held by all of the Key Holders who are then providing services to the Company as officers, employees or consultants, and (c) the holders of a majority of the shares of Common Stock issued or issuable upon conversion of the then outstanding shares of Preferred Stock held by the Investors (voting as a single class and on an as-converted basis). Any amendment, modification, termination or waiver so effected shall be binding upon the Company, the Investors, the Key Holders and all of their respective successors and permitted assigns whether or not such party, assignee or other shareholder entered into or approved such amendment, modification, termination or waiver. Notwithstanding the foregoing, (i) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors and Key Holders, respectively, in the same fashion, and (ii) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination or waiver does not apply to the Key Holders, (iii) Schedule A hereto may be amended by the Company from time to time to add information regarding additional investors in Preferred Stock without the consent of the other parties hereto, and (iv) Schedule B hereto may be amended by the Company from time to time to add information regarding additional purchasers of Common Stock of the Company who were required, as a condition to becoming a holder of Common Stock, to be a Key Holder under this Agreement without the consent of the other parties hereto. The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

       7.9   <u>Assignment of Rights</u>

.

      (a)   The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

      (b)   Any successor or permitted assignee of any Key Holder, including any Prospective Transferee who purchases shares of Transfer Stock in accordance with the terms hereof, shall deliver to the Company and the Investors, as a condition to any transfer or assignment, a counterpart signature page hereto pursuant to which such successor or permitted assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee.

      (c)   The rights of the Investors hereunder are not assignable without the Company's written consent (which shall not be unreasonably withheld, delayed or conditioned), except (i) by an Investor to any Affiliate, or (ii) to an assignee or transferee who acquires at least 100,000 shares of Capital Stock (as adjusted for any stock combination, stock split, stock dividend, recapitalization or other similar transaction), it being acknowledged and agreed that any such assignment, including an assignment contemplated by the preceding clauses (i) or (ii) shall be subject to and conditioned upon any such assignee's delivery to the Company and the other Investors of a counterpart signature page hereto pursuant to which such assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the assignor of such assignee.

(d)   Except in connection with an assignment by the Company by operation of law to the acquirer of the Company, the rights and obligations of the Company hereunder may not be assigned under any circumstances.

7.10   Severability

. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

7.11   Additional Investors

. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Series A Preferred Stock, or Warrants to purchase shares of Series A Preferred Stock, after the date hereof, any purchaser of such shares of Series A Preferred Stock or recipient of such Warrants, as the case may be, may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement or an Adoption Agreement agreeing to be bound by this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder.

7.12   Governing Law

. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflicts of law principles.

7.13   Titles and Subtitles

. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.14   Counterparts

. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.15   Specific Performance

. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each party hereto shall be entitled to specific performance of the agreements and obligations of the other parties hereunder and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.

7.16   Consent of Spouse

.   If any Key Holder is married on the date of this Agreement, such Key Holder's spouse shall execute and deliver to the Company a Consent of Spouse in the form of <u>Exhibit A</u> hereto ("***Consent of Spouse***"), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in shares of Transfer Stock that do not otherwise exist by operation of law or the agreement of the parties. If any Key Holder should marry or remarry subsequent to the date of this Agreement, such Key Holder shall within thirty (30) days thereafter obtain his/her new spouse's acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Right of First Refusal Agreement as of the date first written above.

VIRTUIX HOLDINGS INC.

By: _____
Jan Goetgeluk,
Chief Executive Officer

KEY HOLDERS:

_____
JAN GOETGELUK

INVESTORS:

Signatures Incorporated by Reference from the Adoption Agreement Signed by the Holders of a Majority of the Series Seed Preferred Stock and Series 2 Seed Preferred Stock that are Parties to the Prior RoFR Agreement.

Signatures of Holders of Series A Preferred Stock Are Incorporated by Reference from the Subscription Agreements Relating to Their Purchase of Series A Preferred Stock (Per Section 2 Thereof).

SCHEDULE B

KEY HOLDERS

Name and Address	Number of Shares Held
Jan Goetgeluk	5,500,000
_____	
_____	
_____	

EXHIBIT A

CONSENT OF SPOUSE]

I, [_____], spouse of [_____], acknowledge that I have read the Amended and Restated Right of First Refusal Agreement, dated as of March 10, 2016, to which this Consent is attached as <u>Exhibit A</u> (the "**Agreement**"), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding certain rights to certain other holders of Capital Stock of the Company upon a proposed transfer of shares of Transfer Stock of the Company which my spouse may own including any interest I might have therein.

I hereby agree that my interest, if any, in any shares of Transfer Stock of the Company subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest I may have in such shares of Transfer Stock of the Company shall be similarly bound by the Agreement.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

Dated as of the [__] day of [_____, 2016.

_____
Signature

_____
Print Name

Exhibit Exhibit F (continued)

Amended and Restated Voting Agreement

See attached

AMENDMENT NO. 3
TO
VOTING AGREEMENT

This Amendment No. 3 to Voting Agreement (this "*Amendment*") is dated as of July 14, 2023, by and among Virtuix Holdings Inc., a Delaware corporation (the "*Company*"), the holders of the Company's Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series B Preferred Stock executing this Amendment (the "*Amending Investors*"), and the holders of the Company's Common Stock executing this Amendment (the "*Amending Key Holders*").

R E C I T A L S:

A.   The Company, the investors in the Company's Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series B Preferred Stock, and the holders of Common Stock of the Company identified as "Key Holders" therein, are parties to the Voting Agreement dated as of March 10, 2016, as amended by Amendment No. 1 to Voting Agreement dated as of September 25, 2020 and Amendment No. 2 to Voting Agreement dated as of January 17, 2023 (as so amended, the "*Voting Agreement*"); and unless otherwise defined herein, all defined terms used in this Amendment shall have the respective meanings ascribed to such terms in the Voting Agreement.

B.   The Voting Agreement provides that it may only be amended or modified by a written instrument executed by the Company, the Key Holders holding a majority of the shares of capital stock of the Company then held by all of the Key Holders, and the holders of a majority of the Common Stock of the Company issuable upon the conversion of the outstanding shares of Preferred Stock (as determined on an as-converted basis).

C.   The Key Holders executing this Amendment hold a majority of the shares of capital stock of the Company held by all of the Key Holders on the date hereof; and the Amending Investors executing this Amendment hold more than a majority of the Common Stock of the Company issuable upon the conversion of the outstanding shares of Preferred Stock held by the Investors on the date hereof.

D.   After the date hereof, the Company intends to sell a Safe (Simple Agreement for Future Equity) to JC Team Capital, or an affiliate thereof (as such "*JC Team*"), to raise additional capital for the Company and to promote a joint venture project between the Company and JC Team.

E.   The parties hereto desire to amend the Voting Agreement by this Amendment so as to provide JC Team with the right to designate the members of the Board of Directors of the Company following its investment in a Safe of the Company, in the manner set forth in the Voting Agreement as amended hereby.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Amending Investors hereby consent and agree as follows:

1.   **Amendment to Sections 1.1 and 1.2**.   Sections 1.1 and 1.2 of the Voting Agreement are hereby amended to read in their respective entirety as follows:

"1.1   <u>Size of the Board</u>. Each Stockholder agrees to vote, or cause to be voted, all Shares (as defined below) owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at five (5) directors. For purposes of this Agreement, the term "Shares" shall mean and include any securities of the Company the holders of which are entitled to vote for members of the Board, including without limitation, all shares of Common Stock, Series Seed Preferred, Series 2 Seed Preferred, Series A-1 Preferred, Series A-2 Preferred and Series B Preferred, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise."

"1.2   <u>Board Composition</u>. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the following persons shall be elected to the Board:

> (a)   The Company's Chief Executive Officer, who initially shall be Jan Goetgeluk (the "***CEO Director***"), <u>provided</u> that if for any reason the CEO Director shall cease to serve as the Chief Executive Officer of the Company, each of the Stockholders shall promptly vote their respective Shares (i) to remove the former Chief Executive Officer from the Board if such person has not resigned as a member of the Board; and (ii) to elect such person's replacement as Chief Executive Officer of the Company as the new CEO Director;

> (b)   One individual designated by the Key Holders (the "***Key Holder Director***"), who shall initially be David Allan;

> (c)   One individual (the "***Preferred Director***") who is designated by the holders of a majority of the outstanding shares of the Preferred Stock (initially vacant), voting or acting on an as-if-converted-to-Common Stock basis (the "***Majority Preferred Holders***"), who shall initially be Michael Bradley McGovern;

> (d)   One individual (the "***JC Team Director***") who is designated by JC Team Capital so long as JC Team Capital, together with its affiliates (collectively, "***JC Team Capital***"), holds a Safe issued by the Company evidencing an investment in the Company of at least $500,000

or the shares of capital stock of the Company that are issued upon the conversion of such Safe; and

(e)   One individual (the "***At-Large Director***") designated by a majority of the directors (excluding the JC Team Director) then serving on the Board.

The vacancies created by the expansion of the Board, namely as to the JC Team Director and At-Large Director, initially may be filled by the Board in accordance with the Bylaws of the Company. To the extent that JC Team Capital does not have the right to designate a director as provided in clause (d) above, such director shall be designated by a majority of the directors then serving on the Board, with the Stockholders required to vote for such designee."

2.   **Amendment to Section 1.4.**   Section 1.4 of the Voting Agreement is hereby amended to read in its entirety as follows:

"1.4   Removal of Board Members.   Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a)   (i) no director elected pursuant to Section 1.2(b) may be removed from office unless such removal is directed or approved by the affirmative vote of the holders of a majority of the Shares held by the Key Holders; (ii) no director elected pursuant to Section 1.2(c) may be removed from office unless such removal is directed or approved by the Majority Preferred Holders and also consented to by the holders of a majority of the Shares held by the Key Holder; (iii) so long as JC Team Capital has the right to designate a director under Section 1.2(d), no director elected pursuant to Section 1.2(d) may be removed from such office unless such removal is directed or approved by JC Team Capital; provided, that if JC Team Capital does not have the right to designate a director under Section 1.2(d), then a majority of the directors then serving on the Board may direct the removal of such director; and (iv) the At-Large Director may be removed from office if such removal is directed or approved by a majority of the directors then serving on the Board (excluding the JC Team Director); and

(b)   any vacancies created by the resignation, removal or death of a director elected pursuant to Section 1.2 shall be filled pursuant to the provisions of this Section 1.

All Stockholders agree to execute any written consents required to perform the obligations of this Agreement, and the Company agrees, at the request of any Key Holder or the Majority Preferred Holders, to call a special meeting of stockholders for the purpose of electing directors."

3.   **Amendments to Section 6.8.**

(a)   The first sentence of Section 6.8 of the Voting Agreement is hereby amended to read in its entirety as follows:

"This Agreement may be amended or terminated and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by the Company and the Key Holders holding a majority of the Shares then held by the Key Holders, which written instrument is submitted to the Preferred Holders for their approval by a vote or written consent in lieu of meeting of the Preferred Holders and thereafter approved by the Majority Preferred Holders."

(b)   Section 6.8 of the Voting Agreement is hereby amended by amending and restated subsection (f) thereof to read in its entirety as follows:

"(f)   Sections 1.2(a), 1.2(b) and 1.2(e) of this Agreement shall not be amended or waived without the written consent of the CEO Director and the Key Holder Director; Section 1.2(c) of this Agreement shall not be amended or waived without the written consent of the Majority Preferred Holders; and Section 1.2(d) of this Agreement shall not be amended or waived without the written consent of JC Team Capital so long as JC team Capital has the right to designate a director under Section 1.2(d)."

4.   **Counterparts**.   This Amendment may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.   Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.   **Entire Agreement; No Further Amendment**.   Except as expressly amended hereby, the Voting Agreement shall remain in full force and effect in accordance with its terms. This Amendment, together with the Voting Agreement, constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof and thereof.

6.   **Severability**.   If any provision of this Amendment is invalid and unenforceable in any jurisdiction, then, to the fullest extent permitted by law, (a) the other provisions hereof and of the First Refusal Agreement shall remain in full force and effect and (b) the invalidity or unenforceability of any provision hereof in any jurisdiction shall not affect the validity or unenforceability of such provision in any other jurisdiction.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties have executed this Amendment No. 3 to Voting Agreement as of the day and year first above written.


COMPANY:

VIRTUIX HOLDINGS INC.


By: _____
            Jan Goetgeluk,
            Chief Executive Officer

AMENDING KEY HOLDERS:

_____

JAN GOETGELUK

AMENDING INVESTORS:

_____

[Print Name of Investor]

_____

[Signature of Investor]

_____

[Print Title of Signatory if Investor is an Entity]

AMENDMENT NO. 2
TO
VOTING AGREEMENT

This Amendment No. 2 to Voting Agreement (this "*Amendment*") is dated as of January 31, 2023, by and among Virtuix Holdings Inc., a Delaware corporation (the "*Company*"), the holders of the Company's Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock executing this Amendment (the "*Amending Investors*"), and the holders of the Company's Common Stock executing this Amendment (the "*Amending Key Holders*").

R E C I T A L S :

A. The Company, the investors in the Company's Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock, and the holders of Common Stock of the Company identified as "Key Holders" therein, are parties to the Voting Agreement dated as of March 10, 2016, as amended by Amendment No. 1 to Voting Agreement dated as of September 25, 2020 (as so amended, the "*Voting Agreement*"); and unless otherwise defined herein, all defined terms used in this Amendment shall have the respective meanings ascribed to such terms in the Voting Agreement.

B. The Voting Agreement provides that it may only be amended or modified by a written instrument executed by the Company, the Key Holders holding a majority of the shares of capital stock of the Company then held by all of the Key Holders, and the holders of a majority of the Common Stock of the Company issuable upon the conversion of the outstanding shares of Preferred Stock (as determined on an as-converted basis).

C. The Key Holders executing this Amendment hold a majority of the shares of capital stock of the Company held by all of the Key Holders on the date hereof; and the Amending Investors executing this Amendment hold more than a majority of the Common Stock of the Company issuable upon the conversion of the outstanding shares of Preferred Stock held by the Investors on the date hereof.

D. On and after the date hereof, the Company intends to sell Safes (Simple Agreements for Future Equity) that are convertible into shares of Series B Preferred Stock, par value $0.001 per share, of the Company (the "*Series B Preferred Stock*"), and thereafter to sell shares of Series B Preferred Stock in a future equity financing, to new and current investors in the Company (collectively, the "*Series B Investors*").

E. The parties hereto desire to amend the Voting Agreement by this Amendment so as to provide the Series B Investors with the right and obligation to designate the members of the Board of Directors of the Company in the manner set forth in the Voting Agreement.

AGREEMENT

NOW, **THEREFORE**, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Amending Investors hereby consent and agree as follows:

1.   **Amendment to First Paragraph.**   The first paragraph of the Voting Agreement is hereby amended to read in its entirety as follows:

"THIS VOTING AGREEMENT effective as of March 10, 2016, and amended as of September 25, 2020 by the Amendment No. 1 to Voting Agreement and as further amended as of January 31, 2023 by the Amendment No. 2 to Voting Agreement (as so amended, the "*Voting Agreement*"), is entered into by and among Virtuix Holdings Inc., a Delaware corporation (the "*Company*"), the holders of the Company's Series Seed Preferred Stock, par value $0.001 per share ("*Series Seed Preferred*"), Series 2 Seed Preferred Stock, $0.001 par value per share ("*Series 2 Seed Preferred*"), Series A-1 Preferred Stock, $0.001 par value per share ("*Series A-1 Preferred*"), Series A-2 Preferred Stock, $0.001 par value per share (the "*Series A-2 Preferred*"), and Series B Preferred Stock, $0.001 par value (the "*Series B Preferred*"; and referred to herein collectively with the Series Seed Preferred, Series 2 Seed Preferred, Series A-1 Preferred and Series A-2 Preferred as the "*Preferred Stock*") listed and to be listed on Schedule A (together with any subsequent investors, or transferees who become parties hereto as "Investors" pursuant to Sections 6.1(a) or 6.2 below, the "*Investors*"), and those certain stockholders of the Company and holders of options to acquire shares of the capital stock of the Company listed on Schedule B (together with any subsequent stockholders or option holders, or any transferees, who become parties hereto as "Key Holders" pursuant to Sections 6.1(b) or 6.2 below, the "*Key Holders*"; and referred to herein collectively with the Investors as the "*Stockholders*")."

2.   **Amendment to Section 5.**   The reference to "the Company's Fourth Amended and Restated Certificate of Incorporation" in Section 5 of the Voting Agreement is hereby amended to read: "the Company's Fifth Amended and Restated Certificate of Incorporation".

3.   **Amendment to Section 3.2.**   Section 3.2 of the Voting Agreement is hereby amended to insert the following sentence as the last sentence of said Section:

"However and notwithstanding the foregoing, the proxy granted to the Chief Executive Officer in Section 4.5 of Article 4 of the Company's Fifth Amended and Restated Certificate of Incorporation, captioned "*Special Voting Provisions*", shall remain in effect, and shall be applicable to and interpreted consistent with and complementary to the provisions of this Section 3.2."

4.   **Amendment to Schedule A.**   Schedule A to the Voting Agreement shall be amended to include the purchasers of the Series B Preferred Stock who were not parties to the Voting Agreement prior to the date of this Amendment. The names and addresses for notices of such purchasers will be as set forth in their respective Subscription Agreements as entered into in connection with their purchase of shares of Series B Preferred Stock from the Company.

5.   **Counterparts**.   This Amendment may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.   Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.   **Entire Agreement; No Further Amendment**.   Except as expressly amended hereby, the Voting Agreement shall remain in full force and effect in accordance with its terms. This Amendment, together with the Voting Agreement, constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof and thereof.

7.   **Severability**. If any provision of this Amendment is invalid and unenforceable in any jurisdiction, then, to the fullest extent permitted by law, (a) the other provisions hereof and of the First Refusal Agreement shall remain in full force and effect and (b) the invalidity or unenforceability of any provision hereof in any jurisdiction shall not affect the validity or unenforceability of such provision in any other jurisdiction.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties have executed this Amendment No. 2 to Voting Agreement as of the day and year first above written.


COMPANY:

VIRTUIX HOLDINGS INC.


By: _____
          Jan Goetgeluk,
          Chief Executive Officer

AMENDING INVESTORS:

Signatures Incorporated by Reference from the Adoption Agreement Signed by the Holders of a Majority of the Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock that are Parties to the Voting Agreement.

AMENDING KEY HOLDERS:

_____
JAN GOETGELUK

AMENDMENT NO. 1
TO
VOTING AGREEMENT

This Amendment No. 1 to Voting Agreement (this "*Amendment*") is dated as of September 30, 2020, by and among Virtuix Holdings Inc., a Delaware corporation (the "*Company*"), the holders of the Company's Series Seed Preferred Stock, Series 2 Seed Preferred Stock and Series A-1 Preferred Stock (formerly designated as Series A Preferred Stock) executing this Amendment (the "*Amending Investors*"), and the holders of the Company's Common Stock executing this Amendment (the "*Amending Key Holders*").

R E C I T A L S :

A.   The Company, the investors in the Company's Series Seed Preferred Stock, Series 2 Seed Preferred Stock and Series A-1 Preferred Stock, and the holders of Common Stock of the Company identified as "Key Holders" therein, are parties to the Voting Agreement dated as of March 10, 2016 (the "*Voting Agreement*"); and unless otherwise defined herein, all defined terms used in this Amendment shall have the respective meanings ascribed to such terms in the Voting Agreement.

B.   The Voting Agreement provides that it may only be amended or modified by a written instrument executed by the Company, the Key Holders holding a majority of the shares of capital stock of the Company then held by all of the Key Holders, and the holders of a majority of the Common Stock of the Company issuable upon the conversion of the outstanding shares of Preferred Stock (as determined on an as-converted basis).

C.   The Key Holders executing this Amendment hold a majority of the shares of capital stock of the Company held by all of the Key Holders on the date hereof; and the Amending Investors executing this Amendment hold more than a majority of the Common Stock of the Company issuable upon the conversion of the outstanding shares of Preferred Stock held by the Investors on the date hereof.

D.   On and after the date hereof, the Company intends to sell shares of its Series A-2 Preferred Stock, par value $0.001 per share, of the Company (the "*Series A-2 Preferred Stock*") to new and current investors in the Company (collectively, the "*Series A-2 Investors*").

E.   The parties hereto desire to amend the Voting Agreement by this Amendment so as to provide the Series A-2 Investors with the right and obligation to designate the members of the Board of Directors of the Company in the manner set forth in the Voting Agreement.

AGREEMENT

NOW, **THEREFORE**, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Amending Investors hereby consent and agree as follows:

1.   **Amendment to First Paragraph**.   The first paragraph of the Voting Agreement is hereby amended to read in its entirety as follows:

"THIS VOTING AGREEMENT effective as of March 10, 2016, and amended as of September 30, 2020 by the Amendment No. 1 to Voting Agreement (as so amended, the "***Voting Agreement***"), is entered into by and among Virtuix Holdings Inc., a Delaware corporation (the "***Company***"), the holders of the Company's Series Seed Preferred Stock, par value $0.001 per share ("***Series Seed Preferred***"), Series 2 Seed Preferred Stock, $0.001 par value per share ("***Series 2 Seed Preferred***"), Series A-1 Preferred Stock, $0.001 par value per share ("***Series A-1 Preferred***"), and Series A-2 Preferred Stock, $0.001 par value per share (the "***Series A-2 Preferred***"; and referred to herein collectively with the Series Seed Preferred, Series 2 Seed Preferred and Series A-1 Preferred as the "***Preferred Stock***") listed and to be listed on Schedule A (together with any subsequent investors, or transferees who become parties hereto as "Investors" pursuant to Sections 6.1(a) or 6.2 below, the "***Investors***"), and those certain stockholders of the Company and holders of options to acquire shares of the capital stock of the Company listed on Schedule B (together with any subsequent stockholders or option holders, or any transferees, who become parties hereto as "Key Holders" pursuant to Sections 6.1(b) or 6.2 below, the "***Key Holders***"); and referred to herein collectively with the Investors as the "***Stockholders***")."

2.   **Amendment to Section 5.**   The reference to "the Company's Third Amended and Restated Certificate of Incorporation" in Section 5 of the Voting Agreement is hereby amended to read: "the Company's Fourth Amended and Restated Certificate of Incorporation".

3.   **Amendment to Schedule A.**   Schedule A to the Voting Agreement shall be amended to include the purchasers of the Series A-2 Preferred Stock who were not parties to the Voting Agreement prior to the date of this Amendment. The names and addresses for notices of such purchasers will be as set forth in their respective Subscription Agreements as entered into in connection with their purchase of shares of Series A-2 Preferred Stock from the Company.

4.   **Counterparts**.   This Amendment may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.   **Entire Agreement; No Further Amendment**. Except as expressly amended hereby, the Voting Agreement shall remain in full force and effect in accordance with its terms. This Amendment, together with the Voting Agreement, constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof and thereof.

6. **Severability**. If any provision of this Amendment is invalid and unenforceable in any jurisdiction, then, to the fullest extent permitted by law, (a) the other provisions hereof and of the First Refusal Agreement shall remain in full force and effect and (b) the invalidity or unenforceability of any provision hereof in any jurisdiction shall not affect the validity or unenforceability of such provision in any other jurisdiction.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties have executed this Amendment No. 1 to Voting Agreement as of the day and year first above written.

COMPANY:

VIRTUIX HOLDINGS INC.

By: _____
       Jan Goetgeluk,
       Chief Executive Officer

AMENDING INVESTORS:

Signatures Incorporated by Reference from the Adoption Agreement Signed by the Holders of a Majority of the Series Seed Preferred Stock, Series 2 Seed Preferred Stock and Series A-1 Preferred Stock that are Parties to the Voting Agreement.

Signatures of Holders of Series A-2 Preferred Stock Are Incorporated by Reference from the Subscription Agreements Relating to Their Purchase of Series A-2 Preferred Stock (Per Section 2 Thereof).

AMENDING KEY HOLDERS:

_____

JAN GOETGELUK

VOTING AGREEMENT

THIS VOTING AGREEMENT (this "***Agreement***"), is made and entered into as of this 10ᵗʰ day of March, 2016, by and among Virtuix Holdings Inc., a Delaware corporation (the "***Company***"), the holders of the Company's Series Seed Preferred Stock, par value $0.001 per share ("***Series Seed Preferred***"), Series 2 Seed Preferred Stock, $0.001 par value per share ("***Series 2 Seed Preferred***"), and Series A Preferred Stock, $0.001 par value per share ("***Series A Preferred***"; and referred to herein collectively with the Series Seed Preferred and Series 2 Seed Preferred, as the "***Preferred Stock***"), listed and to be listed on Schedule A (together with any subsequent investors, or transferees who become parties hereto as "Investors" pursuant to Sections 6.1(a) or 6.2 below, the "***Investors***"), and those certain stockholders of the Company and holders of options to acquire shares of the capital stock of the Company listed on Schedule B (together with any subsequent stockholders or option holders, or any transferees, who become parties hereto as "Key Holders" pursuant to Sections 6.1(b) or 6.2 below, the "***Key Holders***"; and referred to herein collectively with the Investors as the "***Stockholders***").

R E C I T A L S:

A.   Concurrently with the execution of this Agreement, the Company will commence the sale of shares of the Series A Preferred pursuant to Subscription Agreements to be entered into by the Company with the Investors in the Series A Preferred.

B.   In connection with the Series A Preferred financing, the Company and the Stockholders desire to establish the rights of certain of the Stockholders to designate the directors who will serve on the Board of Directors of the Company (the "***Board***") during the term of this Agreement.

NOW, THEREFORE, the parties hereby agree as follows:

1.   Voting Provisions Regarding Board of Directors

.

    1.1   Size of the Board

. Each Stockholder agrees to vote, or cause to be voted, all Shares (as defined below) owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at three (3) directors. For purposes of this Agreement, the term "Shares" shall mean and include any securities of the Company the holders of which are entitled to vote for members of the Board, including without limitation, all shares of Common Stock, Series Seed Preferred, Series 2 Seed Preferred, and Series A Preferred, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

    1.2   Board Composition

.   Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the following persons shall be elected to the Board:

(a)   The Company's Chief Executive Officer, who initially shall be Jan Goetgeluk (the "**CEO Director**"), provided that if for any reason the CEO Director shall cease to serve as the Chief Executive Officer of the Company, each of the Stockholders shall promptly vote their respective Shares (i) to remove the former Chief Executive Officer from the Board if such person has not resigned as a member of the Board; and (ii) to elect such person's replacement as Chief Executive Officer of the Company as the new CEO Director;

(b)   One individual designated by the Key Holders (initially vacant) (the "**Key Holder Director**"); and

(c)   One individual (the "**Preferred Director**") who is designated by the holders of a majority of the outstanding shares of the Preferred Stock (initially vacant), voting or acting on an as-if-converted-to-Common Stock basis (the "**Majority Preferred Holders**"); *provided*, that until such time as the Board receives a written directive from the Majority Preferred Holders designating the director to serve as the Preferred Director under this Section 1.2(c), the Preferred Director shall be an Investor who is designated by the unanimous consent of the directors that have been elected or appointed to serve on the Board pursuant to Sections 1.2(a) and 1.2(b) hereof.

1.3   Failure to Designate a Board Member

.   In the absence of any designation from the Stockholders who have the right to designate a director as specified above, the director previously designated by them and then serving shall be re-elected if still eligible to serve as provided herein.

1.4   Removal of Board Members

.   Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a)   no director elected pursuant to Section 1.2(b) may be removed from office unless such removal is directed or approved by the affirmative vote of the holders of a majority of the Shares held by the Key Holders; and no director elected pursuant to Section 1.2(c) may be removed from office unless such removal is directed or approved by the Majority Preferred Holders; and

(b)   any vacancies created by the resignation, removal or death of a director elected pursuant to Sections 1.2 shall be filled pursuant to the provisions of this Section 1.

All Stockholders agree to execute any written consents required to perform the obligations of this Agreement, and the Company agrees, at the request of any Key Holder or the Majority Preferred Holders, to call a special meeting of stockholders for the purpose of electing directors.

1.5   No Liability for Election of Recommended Directors

. No Stockholder shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

2.   Vote to Increase Authorized Common Stock

.   Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

3.   Remedies

.

3.1   Covenants of the Company

. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's best efforts to cause the nomination and election of the directors as provided in this Agreement.

3.2   Irrevocable Proxy and Power of Attorney

. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the Chief Executive Officer of the Company, and a designee of the Investors, and each of them, with full power of substitution, with respect to the matters set forth herein, including, without limitation, election of persons as members of the Board in accordance with Section 1 hereto and votes to increase authorized shares pursuant to Section 2 hereof, and hereby authorizes each of them to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares pursuant to and in accordance with the terms and provisions of Section 2 of this Agreement. Each of the proxy and power of attorney granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 5 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to <u>Section 5</u> hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

3.3 Specific Enforcement

. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

3.4 Remedies Cumulative

. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

4. "Bad Actor" Matters.

4.1 Representation

. Each person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act (a "***Disqualification Event***") is applicable to such Person or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. For purposes of this Agreement, "***Rule 506(d) Related Party***" shall mean with respect to any person any other person that is a beneficial owner of such first person's securities for purposes of Rule 506(d) of the Securities Act.

4.2 Covenant

. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby agrees that it shall notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

5. Term

. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction); (b) the consummation of a Deemed Liquidation (as defined in the Company's Third Amended and Restated Certificate of Incorporation); and (c) termination of this Agreement in accordance with Section 6.8 below.

6.   Miscellaneous

.

      6.1   Additional Parties

.

      (a)   Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of Preferred Stock become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as Exhibit A, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. In either event, each such person thereafter shall be deemed an Investor and Stockholder for all purposes under this Agreement.

      (b)   In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock to such Person (other than to a purchaser of Preferred Stock described in Section 6.1(a) above), following which such person shall hold Shares constituting one percent (1%) or more of the Company's then outstanding capital stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), then the Company shall cause such person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing an Adoption Agreement in the form attached hereto as Exhibit A, agreeing to be bound by and subject to the terms of this Agreement as a Key Holder and Stockholder and thereafter such person shall be deemed a Key Holder and Stockholder for all purposes under this Agreement.

      6.2   Transfers

. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognizing such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit A. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Stockholder, or Key Holder and Stockholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Section 6.2. Each certificate instrument, or book entry representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in Section 6.12.

6.3 Successors and Assigns

. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.4 Governing Law

. This Agreement shall be governed by the internal law of the State of Delaware.

6.5 Counterparts

. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.6 Titles and Subtitles

. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.7 Notices

. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereto, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 6.7. If notice is given to the Company, it shall be sent to Virtuix Holdings Inc., 1826 Kramer Lane, Suite H, Austin, Texas 78758, Attention: Jan Goetgeluk, Chief Executive Officer, Email: jan@virtuix.com.

<u>6.8</u>   <u>Consent Required to Amend, Terminate or Waive</u>

.   This Agreement may be amended or terminated and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; (b) the Key Holders holding a majority of the Shares then held by the Key Holders; and (c) the Majority Preferred Holders. Notwithstanding the foregoing:

(a)   this Agreement may not be amended or terminated and the observance of any term of this Agreement may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, termination or waiver applies to all Investors or Key Holders, as the case may be, in the same fashion;

(b)   the consent of the Key Holders shall not be required for any amendment or waiver if such amendment or waiver either (A) is not directly applicable to the rights of the Key Holders hereunder; or (B) does not adversely affect the rights of the Key Holders in a manner that is different than the effect on the rights of the other parties hereto;

(c)   <u>Schedule A</u> hereto may be amended by the Company from time to time to add information regarding additional Investors in the Series A Preferred, or to facilitate the provisions of <u>Section 6.1(a)</u> hereof, without the consent of the other parties hereto;

(d)   <u>Schedule B</u> hereto may be amended by the Company from time to time to facilitate the provisions of <u>Section 6.1(b)</u> hereof without the consent of the other parties hereto;

(e)   any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party; and

(f)   <u>Sections 1.2(a)</u> and <u>1.2(b)</u> of this Agreement shall not be amended or waived without the written consent of the CEO Director and the Key Holder Director; and <u>Section 1.2(c)</u> of this Agreement shall not be amended or waived without the written consent of the Majority Preferred Holders.

The Company shall give prompt written notice of any amendment, termination, or waiver hereunder to any party that did not consent in writing thereto. Any amendment, termination, or waiver effected in accordance with this <u>Section 6.8</u> shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, termination or waiver. For purposes of this <u>Section 6.8</u>, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

<u>6.9</u>   <u>Delays or Omissions</u>

.   No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.10   Severability

.   The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.11   Entire Agreement

.   This Agreement (including the Exhibit hereto) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

6.12   Share Certificate Legend

.   Each certificate, instrument, or book entry representing any Shares issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT.

The Company, by its execution of this Agreement, agrees that it will cause the certificates instruments, or book entry evidencing the Shares issued after the date hereof to be notated with the legend required by this Section 6.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of such Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates, instruments, or book entry evidencing the Shares to be notated with the legend required by this Section 6.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

6.13   Stock Splits, Stock Dividends, etc.

In the event of any issuance of Shares of the Company's voting securities hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be notated with the legend set forth in Section 6.12.

6.14   Manner of Voting

. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

6.15   Further Assurances

. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

6.16   Dispute Resolution.

The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Courts in Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Courts in Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court. Each party will bear its own costs in respect of any disputes arising under this Agreement. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Courts in Delaware or any court of the State of Delaware having subject matter jurisdiction.

6.17   Costs of Enforcement

. If any party to this Agreement seeks to enforce its rights under this Agreement by legal proceedings, the non-prevailing party shall pay all costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorneys' fees.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

The Company:

VIRTUIX HOLDINGS INC.

By:_____
    Jan Goetgeluk,
    Chief Executive Officer

Key Holders:

_____

JAN GOETGELUK

Investors:

Signatures of Holders of Series Seed Preferred Stock and Series 2 Seed Preferred Stock Are Incorporated by Reference from the Adoption Agreements Signed by Them.

Signatures of Holders of Series A Preferred Stock Are Incorporated by Reference from the Subscription Agreements Relating to Their Purchase of Series A Preferred Stock (Per Section 2 Thereof).

SCHEDULE B
KEY HOLDERS

JAN GOETGELUK

_____

_____

_____

ADOPTION AGREEMENT

This Adoption Agreement ("***Adoption Agreement***") is executed on _____, 20__, by the undersigned (the "***Holder***") pursuant to the terms of that certain Voting Agreement dated as of March 10, 2016 (the "***Agreement***"), by and among Virtuix Holdings, Inc., a Delaware corporation (the "***Company***"), and certain of its Stockholders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

1.1   <u>Acknowledgement</u>. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the "***Stock***") or options, warrants, or other rights to purchase such Stock (the "***Options***"), for one of the following reasons (Check the correct box):

☐   As a transferee of Shares from a party in such party's capacity as an "Investor" bound by the Agreement, and after such transfer, Holder shall be considered an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐   As a transferee of Shares from a party in such party's capacity as a "Key Holder" bound by the Agreement, and after such transfer, Holder shall be considered a "Key Holder" and a "Stockholder" for all purposes of the Agreement.

☐   As a new Investor in accordance with <u>Section 6.1(a)</u> of the Agreement, in which case Holder will be an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐   In accordance with <u>Section 6.1(b)</u> of the Agreement, as a new party who is not a new Investor, in which case Holder will be a "Stockholder" for all purposes of the Agreement.

1.2   <u>Agreement</u>. Holder hereby (a) agrees that the Stock [Options], and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3   <u>Notice</u>. Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder's signature hereto.

HOLDER: _____   ACCEPTED AND AGREED:

By: _____   **VIRTUIX HOLDINGS INC.**
Name and Title of Signatory

Address: _____   By: _____
_____   Jan Goetgeluk,
Facsimile Number: _____   Chief Executive Officer